UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

CADISTA HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	31-1259887
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

207 Kiley Drive Salisbury, Maryland	21801
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (410) 860-8500

Copies to:
John P. Reilly, Esq.
Michael R. Epps, Esq.
LeClair Ryan
One Riverfront Plaza
1037 Raymond Boulevard, 16th Floor
Newark, NJ  07102

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTES

In this registration statement, unless the context indicates otherwise, the terms “Cadista,” “Company,” “we,” “us” and “our” refer to Cadista Holdings Inc., a Delaware corporation, and its wholly-owned operating subsidiary, Jubilant Cadista Pharmaceuticals Inc., a Delaware corporation.

Once this Form 10 registration statement is deemed effective, we will be subject to the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “scheduled,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

The forward-looking statements in this registration statement speak only as of the date hereof and caution should be taken not to place undue reliance on any such forward-looking statements. Forward-looking statements are subject to certain events, risks and uncertainties that may be outside of our control. When considering forward-looking statements, you should carefully review the risks, uncertainties and other cautionary statements in this registration statement as they identify certain important factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These factors include, among others, the risks described under Item 1A and elsewhere in this registration statement.

We disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

This registration statement includes statistical and other industry and market data that we obtained from industry and government publications and research, surveys and studies conducted by third parties. These industry and government publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable.

WHERE YOU CAN FIND MORE INFORMATION

When this registration statement is deemed effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission, or the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the Web site maintained by the SEC at http://www.sec.gov.

Our Web site is located at http://www.Cadista.com.  When this registration statement is effective, we will make available, through a link to the SEC’s Web site, electronic copies of the materials we file with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings).

TRADEMARKS AND TRADE NAMES

This registration statement includes our trademarks and service marks such as “Cadista” which are protected under applicable intellectual property laws and are the property of Cadista Holdings Inc. or its subsidiaries.  This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners.  Solely for convenience, trademarks and trade names are referred to in this registration statement may appear without the ®  or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

Item 1.  Business.

Overview

We are engaged in the development, manufacture, sale and distribution of prescription generic pharmaceutical products in the United States through our wholly-owned subsidiary, Jubilant Cadista Pharmaceuticals Inc. Pharmaceutical products commonly referred to as “generics” are the pharmaceutical and therapeutic equivalents of brand-name drug products and are usually marketed under their established non-proprietary drug names, rather than under a brand name.  Generic pharmaceuticals contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as brand–name pharmaceuticals already approved for use in the United States by the Food and Drug Administration (“FDA”).  In order to gain FDA approval for a generic drug, we must file and the FDA must approve an abbreviated new drug application (“ANDA”) for such drug.

As of March 31, 2011, we marketed 10 products, all of which are prescription generic pharmaceutical products, and had a pipeline that included five new products, four of which are currently subject to ANDAs under review by the FDA and one of which is in an earlier stage of development and for which an ANDA is expected to be filed with the FDA for review.  The ANDAs currently under review by the FDA have been on file with the FDA for an average of approximately 24 months.  The average approval time for our two ANDAs for which we received FDA approval during fiscal year 2011 was approximately 30 months.  We anticipate that our portfolio of marketed products will continue to grow as a result of launches of products under ANDAs that have already been approved, approval of our ANDAs currently under review by the FDA, approval of a future ANDA for the product that we currently have in an earlier stage of development, additional products that we expect to market pursuant to a Master Supply Agreement that we recently entered into with Jubilant Life Sciences Ltd. (“Jubilant”), the parent company of our principal stockholders, and our process of identifying new product development opportunities.

Following our formation in 1988, we initially focused on identifying and prioritizing generic pharmaceutical product development opportunities, establishing relationships with product distributors and customers, identifying and securing sources of active pharmaceutical ingredients (“APIs”), and building our internal organization and manufacturing facility.  We filed our first ANDA with the FDA in May, 1996, and through March 31, 2011 have filed a total of 19 ANDAs with the FDA (including two that were approved, were for products previously marketed by us, but we have since discontinued marketing).  Our first ANDA approval was received from the FDA in October, 1997.  During fiscal year 2011, we received two product approvals, for Meclizine hydrochloride and Cetirizine hydrochloride tablets, both of which were approved in June 2010.  Our new product launches and marketing efforts relating to existing and new products have led to an increase in our revenues.  For the fiscal year ended March 31, 2011, we reported net revenue of approximately $42.17 million, representing an increase of 47% and 91% as compared to the fiscal years ended March 31, 2010 and 2009, respectively.  No assurance can be provided, however, that such revenue growth will continue going forward.

Jubilant, an integrated pharmaceutical and life sciences company based in India, through its control of two subsidiaries owning our outstanding common stock, controls approximately 82.4% of our outstanding common stock.  Jubilant is an Indian public company having its stock traded on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.  Certain of the products marketed by us as well as products for which ANDAs have been approved by the FDA and products for which ANDAs have been filed but have not yet been approved by the FDA, were acquired from Jubilant pursuant to our Supply Agreement with Jubilant, dated June 30, 2005 (the “2005 Supply Agreement”).  The 2005 Supply Agreement, among other things, granted us the right to select and, by mutual agreement, acquire 10 pre-ANDA products from Jubilant, five without cost and five at a cost of $250,000 each, over a three year period.  See Item 7.  “Certain Relationships and Related Party Transactions” for a more detailed description of the 2005 Supply Agreement.

Pursuant to the Master Supply Agreement that we entered into with Jubilant on May 27, 2011 the ("2011 Master Supply Agreement"), we acquired the exclusive United States marketing rights to four products.  Two of such products have been approved by the FDA.  ANDAs for the other two products are currently under review by the FDA.  Jubilant is responsible for the ANDA regulatory approval process for all products under the 2011 Master Supply Agreement and will own any ANDAs that have been, or are eventually approved.  We may, pursuant to the 2011 Master Supply Agreement, acquire marketing rights to other products that have been, or that may be, developed by Jubilant, if the parties mutually agree to supplement such agreement; however, there can be no assurance that this will be the case.  See Item 7 "Certain"Relationships and Related Party Transactions and Director Independence" for a more detailed description of the 2011 Supply and Marketing Agreement.

We have also provided certain product development-related services to Jubilant pursuant to a Master Product Development Cooperation Agreement (as amended, the “Master Product Development Cooperation Agreement”) that we entered into with Jubilant on August 14, 2008.  These services could include among other things, assisting Jubilant in product scale up, preparation of exhibit batches, manufacture of product stability samples, analysis of bioavailability studies, purchasing, shipping, production planning, experiments for residual solvents, assays, dissolution tests, material release testing and the preparation and submission of ANDA filings. To date we have provided services to Jubilant under the Master Product Development Cooperation Agreement  in connection with two product candidates, as well as a third product that Jubilant was considering developing, but which it has since abandoned.  The Company’s entering into the Master Product Development Cooperation Agreement, and the services related to the two product candidates described above were approved unanimously by all of Cadista’s directors, including the directors, who at the time, had been designated by our minority stockholders (i.e., stockholders other than Jubilant and its affiliates).  See Item 7.  "Certain Relationships and Related Party Transactions and Director Independence” for a more detailed description of the Master Product Development Cooperation Agreement and the review, approval and ratification of transactions with related persons.

Pursuant to a Toll Manufacturing Conversion Agreement with Jubilant that we entered into on May 27, 2011 (the “Toll Manufacturing Agreement”), we will provide toll manufacturing services for Jubilant for one product, and contemplate that we may provide such services with respect to additional Jubilant products if the parties mutually agree (of which there can be no assurance). See Item 7.  “Certain Relationships and Related Party Transactions and Director Independence” for a more detailed description of the Toll Manufacturing Agreement.

As is typical in the generic pharmaceutical industry in the United States, we market and distribute our products primarily through pharmaceutical wholesalers and to chain drug stores and mass merchandisers.  For our fiscal year ended March 31, 2011, approximately 99% of our product sales revenue was derived from products sold under our own product label.  The balance of our product sales revenue was comprised of private label product sales (which products are sold by a customer under its name).  In addition to our product sales revenue, from time to time we provide drug development and manufacturing services to Jubilant and third parties (see “Development and Manufacturing Services” below).  These drug development services represented approximately 2% and 3% of our revenue in fiscal year 2011 and 2010, respectively.

We operate from our 90,489 square foot headquarters and manufacturing facility in Salisbury, Maryland, which accommodates manufacturing, warehousing, research and development and sales.  We also lease 2,997 square feet of office space in Horsham, Pennsylvania for certain administrative and sales functions.

Generic Pharmaceutical Industry

Overview

In recent years, the market for generic pharmaceuticals has grown dramatically.  We believe this growth has been driven by several factors, including:

•	Efforts by governments, employers, third-party payors and consumers to control healthcare costs;
•	Increased acceptance of generic pharmaceutical products by physicians, pharmacists and consumers;
•	The aging of the U.S. population and the resulting greater utilization of prescription pharmaceutical products at affordable prices; and
•	The increasing number of pharmaceutical products whose patents have expired or will expire over the next several years and are or will be subject to competition from generic equivalents.

We believe these factors will continue to increase demand for generic pharmaceuticals and accelerate the growth of the generic pharmaceutical industry in future years  Due to the pricing dynamics of the generic pharmaceutical industry described below, the average selling price per unit dose for any particular pharmaceutical product decreases significantly following the introduction of competition from generic pharmaceuticals.

ANDA Approval Process

Generic pharmaceutical products are the chemical and therapeutic equivalent of a reference brand drug.  FDA approval of an ANDA for a generic product is required before a generic equivalent of an existing brand-name drug can be marketed.  In order to be approved by the FDA, generic pharmaceutical products generally must undergo testing that shows that they are bioequivalent to their branded counterparts and are manufactured to the same quality standards.  Demonstrating bioequivalence requires data showing that the generic formulation results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug which is typically determined by a blood level comparison in healthy volunteers.

The timing of final FDA approval of an ANDA depends on a variety of factors, including whether the applicant challenges any listed patents for the reference brand drug and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods, during which the FDA is prohibited from approving the ANDA for a generic product.  The time required to obtain FDA approval of ANDAs has increased over the last few years to an industry-wide average approximately 27 months for initial filings made in 2009.

Generic pharmaceutical products are typically launched upon expiration of a branded product’s patent.  In certain circumstances, the regulatory exclusivity period can extend beyond the life of a patent and, thus, block ANDAs from being approved following the patent expiration date.  For example, the FDA may extend the exclusivity of a product by six months past the date of patent expiry if the brand company undertakes studies on the effect of its product in children, a so-called pediatric extension.

The FDA’s Approved Drug Products with Therapeutic Equivalence Evaluation Book, commonly referred to as the “Orange Book”, identifies drug products approved on the basis of safety and effectiveness by the FDA and lists patents covering such drug products.  If at the time a generic drug company files an ANDA with the FDA, the reference brand product is covered by a patent listed in the Orange Book, and the generic drug company intends to market the generic equivalent prior to the expiration of that patent, the generic company must file with its ANDA a certification asserting that the Orange Book listed patent is invalid, unenforceable and/or not infringed, a so-called “Paragraph IV certification.”  A generic drug company that is the first to have its ANDA accepted for filing with the FDA and whose filing includes a Paragraph IV certification may be eligible to receive a 180-day period of market exclusivity before generic competitors can enter the market.  We have not filed, and do not expect to file in the future, a Paragraph IV certification for our products.  Instead, we will seek FDA approval and launch our products following the expiry of the brand company patents included in the Orange Book.

Generic Pharmaceutical Pricing Dynamics

Although generic pharmaceuticals must meet the same quality standards as branded pharmaceuticals, they are sold at prices that are typically 80% to 95% below those of their branded counterparts.  This discount tends to increase, and margins consequently decrease, as the number of generic competitors rise for a given branded product.  Because of this pricing dynamic, companies that are first to market for a generic pharmaceutical tend to earn higher margins than companies that subsequently enter the market for the product.  Furthermore, the developer of a generic product that is the first to have its ANDA accepted for filing by the FDA and whose filing includes a Paragraph IV certification that the patent on the brand-name drug is invalid, unenforceable and/or not infringed may be eligible to receive a 180-day period of generic market exclusivity.  During that 180-day period, the exclusive generic product would earn higher margins on a higher volume of sales than in a market in which other generic competition was also present.  Products that are difficult to develop, require difficult to source raw materials or represent smaller therapeutic niche markets generally result in fewer companies marketing those products and may also offer margins that are higher than those where such difficulties do not exist.

Our Strategy

We believe that our success will be derived from our ability to select attractive product candidates and to efficiently execute FDA approval and launch by minimizing the time it takes from selection to marketing of our products.  As such, we have implemented a strategy with the following core elements:

Continue to expand our product portfolio.  We intend to expand our product portfolio through launches of products under ANDAs that have already been approved, approval of our ANDAs under review by the FDA, approval of a future ANDA for the product we have in an earlier stage of development, products that we market pursuant to our 2011 Master Supply Agreement with Jubilant and our process of identifying new product opportunities.  In the near term, we plan to focus on the four products for which ANDAs are pending approval with the FDA, and the four additional products as to which we acquired exclusive United States marketing rights from Jubilant, pursuant to the 2011 Master Supply Agreement.  Of the four products covered by the 2011 Master Supply Agreement, two have been approved by the FDA and two are pending approval by the FDA.  Over the longer term, we intend to expand our product portfolio by utilizing our market expertise in the United States to identify new product development and marketing opportunities.  In addition to products that we may develop on our own, we may acquire United States marketing rights to additional products from Jubilant pursuant to the 2011 Master Supply Agreement or enter into distribution arrangements with other pharmaceutical companies to market their products in the United States; however, there can be no assurance that we will be able to successfully obtain marketing rights to any such additional products by these means.  In addition, we may explore opportunities to market our existing products or new products outside of the United States; however, there can be no assurance that we will market or sell any products outside of the United States or that if we undertake such marketing, that we will be successful.  We believe that we will have a higher likelihood of achieving favorable market share when we are able to offer our customers numerous products that meet their need for a variety of generic product alternatives.

Capitalize on our strong customer relationships.  We will continue to focus on maintaining and improving our strong relationships with drug wholesalers, chain drug stores and mass merchandisers through the introduction of new products from our current pipeline and the identification and development of new products in response to the needs of our customers.  We intend to continue to increase market penetration of our existing marketed products and identify opportunities to develop and launch new products, including through our strong relationships with wholesalers and chain drug stores in the United States.

Optimize our gross and operating margins. We intend to continue our focus on methods to optimize our margins.  In this regard, we expect to achieve higher gross margins on many of our new products associated with ANDAs currently under review by the FDA, although no assurance can be provided in this regard.  We also plan to improve our operating margins by leveraging our existing sales capabilities and administrative functions across an expanded revenue base as a result of expected growth in our product portfolio from ANDAs currently under review by the FDA, the product we have in development for which we have not yet filed an ANDA, the products to be marketed by us in the United States under the 2011 Master Supply Agreement with Jubilant and other new product opportunities that are developed or marketed by us in the future.

Leverage our relationship with Jubilant.   We intend to utilize Jubilant’s expertise and resources in the development and manufacture of APIs as a source of supply for certain existing products and certain of our products pending FDA approval and the product we currently have in development for which we have not as yet filed an ANDA. Access to sources of API from Jubilant will assist in our commercial manufacture of marketed products and we believe will enhance supply stability.  In addition, pursuant to the 2011 Master Supply Agreement with Jubilant we expect to market products developed and owned by Jubilant and pursuant to the Toll Manufacturing Agreement with Jubilant we expect to provide toll manufacturing services for Jubilant, both of which we expect will provide additional sources of revenue going forward.   See Item 7.  “Certain Relationships and Related Party Transactions and Director Independence” for a more detailed description of the Toll Manufacturing Agreement and 2011 Master Supply Agreement.

Sustain our FDA compliance record.  We intend to continue to adhere to FDA regulations to assure our customers of the quality of our manufacturing processes and products.  We believe that we are pro-active in maintaining good relationships with the FDA and believe our track record of compliance with FDA standards and regulations is an important factor in obtaining ANDA approvals and in maintaining customer relationships.

Our Product Portfolio

We have a higher likelihood of achieving favorable market share when we are able to offer customers numerous products that respond to their market-driven need for a variety of generic product alternatives.  As of March 31, 2011, our approved product portfolio had grown to a total of 13 products (consisting of 10 products that we marketed as of such date and three products for which FDA approval had been obtained but have not yet been marketed as of such date) providing a total of 40 different dosage strengths.  We develop and manufacture generic prescription products in solid oral form with both immediate and sustained release delivery.  We are currently involved in the development of more than five pharmaceutical products, including four product ANDAs under review by the FDA as of March 31, 2011.  During fiscal year 2012, we anticipate filing one generic product ANDA.  Other than Meclizine hydrochloride, which represented 28% of our total sales in fiscal 2011, Terazosin, which represented 24%, 32% and 35% of our total sales in fiscal 2011, 2010 and 2009, respectively, Methylprednisolone, which represented 22%, 35%, and 37% of our total sales in fiscal 2011, 2010 and 2009, respectively, and Cyclobenzaprine, which represented 12%, 16%, and 15% of our total sales in fiscal 2011, 2010 and 2009, respectively, no single product represented more than 10% of our gross sales during the past three fiscal years.

The following table sets forth our products approved by the FDA as of March 31, 2011:

Generic Product Name	Dosage (in milligrams)	Brand Name Product	Therapeutic Classification

Cyclobenzaprine tablets	5,10	Flexeril®	Muscle relaxant
HCTZ capsules	12.5	Microzide® caps	Antihypertension
HCTZ tablets	25,50	Hydrodivril®	Antihypertension
Methylprednisolone tablets	4,8,16,32	Medrol®	Steroid
Prednisone tablets	1,5,10,20	Deltasone®	Steroid
Prochlorperazine tablets	5,10	Compazine®	Antipsychotic
Terazosin capsules	1,2,5,10	Hytrin®	Prostate, Antihypertension
Meclizine tablets	12.5,25	Antivert®	Motion sickness
Lamotrigine tablets	25,100,150,200	Lamictal	Anticonvulsant
Risperidone tablets	0.25,0.5,1.0,2.0,3.0,4.0	Risperdal®	Treat Schizophrenia
Alendronate tablets	5,10,35,70	Fosomax®	Osteoporosis
Oxcarbazepine tablets	150,300,600	Trileptal®	Anticonvulsant
Cetirizine tablets	5,10	Zyrtec®	Anti-allergy

As of March 31, 2011, we have not marketed Risperidone, Alendronate or Cetirizine, as we are evaluating the appropriate market opportunities.  We plan to launch Risperidone and Alendronate in fiscal year 2012; however, there can be no assurance that this will be the case.

Strategic Relationship

In connection with the acquisition of majority interest in our Company by Jubilant in 2005, we entered into our 2005 Supply Agreement with Jubilant.  Pursuant to the 2005 Supply Agreement, we must purchase exclusively from Jubilant for the term of the 2005 Supply Agreement, API that was mutually agreed upon within a specified time after our entering into the 2005 Supply Agreement.  The price for each API must be the lowest price that Jubilant is supplying the same API to any non-affiliated customer in the United States, provided that if the API is not being sold to a non–affiliated customer in the United States, then the price for the API will be mutually agreed to.  The term of the 2005 Supply Agreement is determined on an API-by-API basis and commences on the date that the FDA approves a product containing the API and terminates five years thereafter, provided that the term for each API may be extended for an additional five year period by agreement of the parties.  See “Raw Materials and Suppliers” below for a description of the APIs currently being supplied by Jubilant under the 2005 Supply Agreement.  Separate from the 2005 Supply Agreement, Jubilant also supplies us with API for some of our other products on a purchase order basis.  See Item 7. “Certain Relationships and Related Party Transactions” for a more detailed description of the 2005 Supply Agreement and Jubilant’s supply of API.

The 2005 Supply Agreement also provided us with the right to select and, upon mutual agreement with Jubilant, acquire 10 pre-ANDA products from Jubilant, five without cost and five at a cost of $250,000 each, over a three year period.  The 10 pre-ANDA products selected included the following:  (i) Risperidone tablets, Alendronate tablets, Oxcarbazepine tablets, Cetirizine tablets and Lamotrigine tablets (each of which had been approved by the FDA as of March 31, 2011) and (ii) five other products currently in development.  The 2005 Supply Agreement also provides that if Jubilant chooses to market in the United States any generic finished dosage form that is equivalent to any of the 10 pre–ANDA products acquired by us under the 2005 Supply Agreement, Jubilant must market such generic finished dosage forms exclusively through us for the term of the 2005 Supply Agreement.  There are currently no such equivalent products that Jubilant has chosen to market in the United States.

On August 14, 2008, we entered into a Master Product Development and Cooperation Agreement (as amended, the “Master Product Development Cooperation Agreement”) with Jubilant pursuant to which we and Jubilant may, from time to time, execute product-specific project task orders.  Each project task order will specify the product development and related services to be provided by us in connection with the development of a generic pharmaceutical product on behalf of Jubilant.  Jubilant will be the owner of the ANDAs for products developed under the Master Product Development Cooperation Agreement.  Jubilant remits to us the fees and expenses specified in each project task order, including fees relating to each category of development services, administrative overhead expense reimbursement, testing fees and expenses, exhibit batch fees and ANDA preparation and processing fees, all of which are negotiated for each project task order. To date we have provided services to Jubilant under the Master Product Development Cooperation Agreement in connection with two product candidates as well as a third product candidate that Jubilant was considering developing, but which it has since abandoned.  Services under the Master Product Development Cooperation Agreement with respect to these two product candidates were completed in our fiscal year ended March 31, 2009 and we are being qualified as a manufacturing site for the such product candidates.  See Item 7.  “Certain Relationships and Related Party Transactions” for a more detailed description of the Master Product Development Cooperation Agreement.

On May 27, 2011, we entered into a Toll Manufacturing Conversion Agreement (the "Toll Manufacturing Agreement") with Jubilant pursuant to which we have agreed to manufacture and package the finished dosage product, Lamotrigine chewable tablets (the “Toll Manufactured Product”) for Jubilant, on a contract toll manufacturing basis.  Pursuant to this Agreement, Jubilant will supply, or otherwise be responsible for all costs and expenses with respect to, API and other components for the Toll Manufactured Product, which costs and expenses, if incurred by us, will be reimbursed by Jubilant.  We are compensated based on a fixed unit price of the Toll Manufacturing  Product supplied to Jubilant under the Toll Manufacturing Agreement.  The price for our toll manufacturing services will be adjusted on an annual basis as mutually agreed by the parties.  We contemplate that additional products may be added to the Toll Manufacturing Agreement, subject to mutual agreement of the parties including with respect to the price for our toll manufacturing services with respect to such products.  However, there can be no assurance that any such mutual agreement will be reached or that additional products will be added.  See Item 7. “Certain Relationships and Related Party Transactions” for a more detailed description of the Toll Manufacturing Agreement.

On May 27, 2011 we also entered into a Master Supply Agreement (the “2011 Master Supply Agreement”) with Jubilant pursuant to which we acquired from Jubilant the exclusive United States marketing rights to four products, one of which is the Toll Manufactured Product and another of which is Donepezil Hydrochloride Tablets (in 5mg and 10mg dosages), which is the generic equivalent of Aricept®.  The Toll Manufactured Product and the Donepezil Hydrochloride Tablets have been approved by the FDA.  ANDAs for the other two products are currently under review by the FDA.  Jubilant is responsible for the ANDA regulatory approval process for all products under the 2011 Master Supply Agreement and will own any ANDAs that have been, or are eventually approved.  We may, pursuant to the 2011 Master Supply Agreement, acquire marketing rights to other products that have been, or that may be, developed by Jubilant if the parties mutually agree to supplement such agreement; however, there can be no assurance that any such agreement regarding additional products will be reached.  Pursuant to the terms of the 2011 Master Supply Agreement, Jubilant will supply us with finished dosage of each product covered under the agreement, pursuant to purchase orders issued on a quarterly basis, at a price equal to 90% of our estimated sales price for such product.  We are entitled to retain 10% of the net sales of the products covered under the 2011 Master Supply Agreement.  The 2011 Master Supply Agreement contemplates that quarterly adjustments will be made for overpayments or underpayments based upon our actual net sales proceeds for the quarterly period.  We are restricted from marketing or selling any product that competes with a product that we are marketing pursuant to this agreement and Jubilant is restricted from supplying any other party with these products in the United States.  Subject to certain exceptions, we are required to purchase from Jubilant all of our requirements for products that are to be marketed by us under this agreement.  See Item 7. “Certain Relationships and Related Party Transactions” for a more detailed description of the 2011 Master Supply Agreement.

In addition to our dealings with Jubilant as part of the 2005 Supply Agreement, the Master Product Development Cooperation Agreement, the Toll Manufacturing Agreement and the 2011 Master Supply Agreement, we often consult with Jubilant regarding its expertise in API development and other sources of API in determining possible product candidates for development, and utilize Jubilant as an API source for some of our other products.

Our Product Pipeline

Our current new product pipeline can generally be classified into three categories: (i) products for which we have submitted ANDAs that are under review by the FDA; (ii) products for which we have begun initial development activities, such as bioequivalence testing with the objective to assemble and file an ANDA with the FDA; and (iii) products with respect to which we acquired the exclusive United States marketing rights from Jubilant pursuant to the 2011 Master Supply Agreement.  As of March 31, 2011, our new product pipeline included: (i) four products represented by ANDAs that we have filed and are under review by the FDA; and (ii) one additional product for which we have begun initial development activities, with the objective to assemble and file an ANDA with the FDA.  Pursuant to the 2011 Master Supply Agreement with Jubilant, which we entered into in May 2011, we acquired exclusive United States marketing rights to four products developed and owned by Jubilant (two of which have been approved by the FDA and the ANDAs for the other two of which are still under FDA review).  See Item 7.  “Certain Relationships and Related Party Transactions” for a more detailed description of the 2011 Master Supply Agreement.
Product development can entail a significant investment of capital resources with no assurance that a product will be successfully developed, that ANDA approval will eventually be obtained or that, even if it is obtained, the product can be successfully marketed. The extent to which we initiate new product development activities is dependent upon the availability of new development opportunities that are economically practical for us to pursue as well as our available financial resources.  We may seek to limit the inherent risks in product development, and the concomitant commitment of our capital resources by acquiring United States marketing rights to additional products from Jubilant pursuant to the 2011 Master Supply Agreement (if Jubilant and we mutually agree) or by entering into distribution arrangements with other pharmaceutical companies to market their products in the United States; however, there can be no assurance that we will be able to successfully obtain marketing rights to any such additional products by these means.  In addition to products that we may develop on our own, we may acquire United States marketing rights to additional products from Jubilant pursuant to the 2011 Master Supply Agreement or enter into distribution arrangements with other pharmaceutical companies to market their products in the United States; however, there can be no assurance that we will be able to successfully obtain marketing rights to any such additional products by these means.  In addition, we may explore opportunities to market our existing products or new products outside of the United States; however, there can be no assurance that we will market or sell any products outside of the United States or that if we undertake such marketing, that we will be successful.

The goals of our product development activities are to select product opportunities, develop finished dosage products, complete and submit regulatory submissions and obtain regulatory approvals to allow for product commercialization.  Our product development process consists of multiple steps involved in identifying and commercializing new generic products, including:

•      Product selection, including raw materials procurement.  The first step in the process includes selecting a possible product and determining whether it can be successfully developed and eventually manufactured.  The quality, availability and pricing of the API relating to such product must be reviewed.  Our experience in the generic pharmaceutical industry, including our relationship with Jubilant, particularly in the API market, facilitates the development process and enable us to assess potential product candidates in a timely manner.  Once a product is selected, and in the earlier stages of development, the focus is on creating a product formulation that can eventually be manufactured in large quantities in order to avoid costly and time consuming pilot plant activities.

•      Formulation and testing.  A product candidate is formulated and tested to confirm that all applicable FDA quality requirements have been met.  Such testing includes bioequivalence testing to confirm that the product is bio-equivalent to the reference brand drug.

•      Filing and approval. Once bioequivalence has been successfully established, an ANDA is prepared and filed with the FDA seeking approval of the product.  The ANDAs are intended to be structured to include all FDA requirements, which helps to facilitate the review process with the FDA.

In addition to the steps described above, we consider a variety of factors when deciding whether to develop a new product.  These factors include:

•	Potential pricing and gross margins;
•	Existing and potential market size;
•	Competitive landscape;
•	Brand product patent expiration date;
•	Product development feasibility, timing and cost;
•	Whether a product compliments our existing products; and
•	The opportunity to leverage a product with the development of additional products.

As of March 31, 2011, we have an in-house technical services team of six employees to conduct our product development activities.  We currently manage our product development activities from our corporate headquarters in Salisbury, Maryland.  In addition we may utilize third-party contract research organizations (“CROs”) to conduct pilot and pivotal bioequivalence testing as part of our product development and formulation process. We have made, and expect to continue to make, substantial investments in product development. Product development costs for the fiscal years ended March 31, 2011, 2010 and 2009 totaled $0.6 million, $1.6 million and $2.8 million, respectively.  In the future, we expect that these expenditures will increase, as we anticipate developing new products or acquiring the rights to new products from third parties; however, this will depend upon our profitability and available financial resources as well as the desirability of the new products development opportunities, taking into account the factors described above.

Raw Materials and Suppliers

The active compounds for our products, also called active pharmaceutical ingredients (“APIs”) are purchased from specialized manufacturers, including Jubilant, and are essential to our business operations.  API manufacturers are required to file a Drug Master File, or DMF, relating to an API with the FDA.  Each individual API must be approved by the FDA as part of the ANDA approval process.  API manufacturers are also regularly inspected by the FDA.

When selecting a manufacturer for a specific API, the key factors we consider include:

•	High quality standards, including compliance with the FDA’s current Good Manufacturing Practice Regulations (“cGMP”);
•	Established chemical and process technologies;
•	Reputation in the industry;
•	Flexible processes and capabilities that allow the API manufacturer to meet supply requirements at competitive prices; and
•	Ability and intention to support regular commercial supply of API at appropriate prices.

Our experience and knowledge of the factors above, and our consultation with Jubilant, enable us to evaluate the most suitable and cost competitive API suppliers at the early stages of the product development process.  APIs for several of our products are purchased from Jubilant or its affiliates pursuant to the 2005 Supply Agreement, including:  Cetirizine, Risperidone, Lamotrigine, Oxcarbazepine and another product.  In addition, separate from the 2005 Supply Agreement, Jubilant supplies us with Meclizine API and Terazosin API on a purchase order basis.  API for our other products are purchased from third party suppliers on a purchase order basis and, with one exception with respect to the API for one product, are not subject to long-term supply agreements.  Even in the one circumstance where ostensibly we have a long-term supply agreement for the API for one product, there is no requirement for the supplier to supply us with any minimum amount of API or that the supplier satisfy all of our requests for such API.  We do not manufacture API for any of our products at our Salisbury, Maryland facility.  There is frequently significant time and cost involved in changing an API source for a product. While we believe that there are alternative suppliers available for the API used in our products, any interruption of API supply or inability to obtain API used in our products, or any significant API price increase not passed on to our customers, could have a material adverse impact on our business operations and financial condition.  See Item 7. “Certain Relationships and Related Party Transactions” for a more detailed description of the 2005 Supply Agreement and other information regarding our purchases of API from Jubilant.

Sales and Marketing

As is typical in the generic pharmaceutical industry in the U.S., we sell our products primarily through pharmaceutical wholesalers and to national and regional pharmacy chains, mass merchandisers, government agencies and mail order pharmacies.  Our sales are generated primarily by our own sales force, with the support of our senior management team, customer service, and distribution employees.  At present, we derive a substantial portion of our revenue from a limited number of customers.   For the fiscal year ended March 31, 2011, the products we sold to our three largest wholesalers (which includes indirect sales to the United States Department of Veterans Affairs, which indirect sales, in the aggregate, accounted for 12% of our net revenue for 2011), McKesson, Cardinal Health and AmerisourceBergen accounted for 15%, 11% and 7%, respectively, of our net revenue.  In addition, our product sales to Walgreens, Walmart and Kaiser accounted for 23%, 12% and 4%, respectively, of our net revenue in fiscal year 2011.

The following table sets forth the contributions to sales by each type of customer in our fiscal year ended March 31, 2011:

Customer Type	Percentage of Sales

Drug Wholesalers	42%
Pharmacy Chains	29%
Mass Merchandisers	20%
Distributors	4%
Managed Care	4%
Mail Order	1%

We have not had long-term supply contracts in place with our customers.  We do, however, participate in the prime vendor program of the United States Department of Veterans Affairs (the “Department of Veterans Affairs”) via contracts with respect to two products.  However, these contracts do not have any minimum purchase requirements, provide for one year terms that are renewable for additional one year terms at the option of the Department of Veterans Affairs and can be cancelled by such customer during any then current term for convenience.  Any reduction or loss of business from any of our key customers described above could have a material adverse effect on our business and financial condition.

Of our fiscal year 2011 product sales, approximately 99% were derived from sales under our Cadista label, with the balance derived from sales to a third-party distributor for resale under its private label. For private label sales, we receive an agreed upon fixed price for the product based on individual purchase orders.

Development and Manufacturing Services

We are a party to an agreement with a large pharmaceutical company pursuant to which we provide services to make scale up, registration batches and validation batches for a designated product.  We received approximately $0.8 million in each of fiscal year 2011 and 2010 for services and expenditures incurred under this agreement. In addition, we are in negotiations with such customer to finalize the terms of an agreement pursuant to which we will manufacture and supply the subject drug product for a specified term, although there can be no assurance that such supply agreement will be concluded.

In accordance with our Master Product Development Cooperation Agreement with Jubilant, we and Jubilant may agree, from time to time, for us to provide product development and related services to Jubilant in connection with Jubilant’s development of generic pharmaceuticals.  These services could include, among other things, product scale up, preparation of exhibit batches, manufacture of product stability samples, analysis of bioavailability studies, material release testing and the preparation and filing with the FDA of the ANDA for such product.  The initial term of the Master Product Development Cooperation Agreement  was for two years; however the agreement, which is still in effect, automatically renews for additional one year terms unless either party sends notice of non-renewal 30 days prior to the then scheduled expiration date.   A product is added to the Master Product Development Cooperation Agreement by means of a project task order mutually agreed to by the parties.

To date we have provided services to Jubilant under the Master Product Development Cooperation Agreement in connection with two product candidates as well as a third product candidate that Jubilant was considering developing, but which it has since abandoned.  Services under the Master Product Development Cooperation Agreement with respect to the two product candidates were completed in our fiscal year ended March 31, 2009 and we are being qualified as a manufacturing site for each of such two product candidates.

On May 27, 2011, we entered into a Toll Manufacturing Conversion Agreement (the "Toll Manufacturing Agreement") with Jubilant pursuant to which we have agreed to manufacture and package the finished dosage product, Lamotrigine chewable tablets (the “Toll Manufactured Product”) for Jubilant, on a contract toll manufacturing basis.  Pursuant to this Agreement, Jubilant will supply, or otherwise be responsible for all costs and expenses with respect to, API and other components for the Toll Manufactured Product, which costs and expenses, if incurred by us, will be reimbursed by Jubilant.  We are compensated on a fixed unit price of the Toll Manufacturing Product supplied to Jubilant under the Toll Manufacturing Agreement. Commencing at the end of the 2011 calendar year, the price for our toll manufacturing services will be adjusted on an annual basis as mutually agreed by the parties.  In addition, if our manufacturing costs increase, then we may request an increase in price at any time after the first anniversary of the effective date of such Agreement.  In either of the above cases, if the parties cannot agree on revised pricing, then either party may terminate the Toll Manufacturing Agreement on 18 months notice to the other party and the current price will stay in effect for such 18 month period.  There is no assurance that the parties will be able to reach agreement on any such price adjustment, and accordingly, there can be no assurance that the Toll Manufacturing Agreement will not be terminated as early as 18 months after the commencement of the 2012 calendar year.  We contemplate that additional products may be added to the Toll Manufacturing Agreement, subject to mutual agreement of the parties including with respect to the price for our toll manufacturing services with respect to such products.  However, there can be no assurance that any such mutual agreement will be reached or that additional products will be added.  See Item 7. “Certain Relationships and Related Party Transactions” for a more detailed description of the Toll Manufacturing Agreement and the Master Product Development Cooperation Agreement.

Competition

The pharmaceutical industry is highly competitive and is affected by new technologies, new developments, government regulations, health care legislation, availability of financing, and other factors.  Many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than us. We compete with numerous other companies that currently operate, or intend to operate, in the pharmaceutical industry, including companies that are engaged in the development of controlled–release drug delivery technologies and products, and other manufacturers that may decide to undertake development of such products.  As a generic pharmaceutical supplier, we compete with the branded product, as well as generic pharmaceutical companies supplying other bioequivalent products to the reference branded product.  Some of our principal generic competitors are Par Pharmaceuticals, Inc., Sandoz Laboratories, Inc., Teva Pharmaceutical Industries Ltd., Ranbaxy Pharmaceuticals, Sun Pharmaceuticals and its subsidiary Caraco Laboratories Inc. and Watson Pharmaceuticals, Inc.

Revenue and gross profits derived from sales of generic pharmaceutical products tend to follow a pattern based on a significant degree on regulatory and competitive factors.  As patents for branded products and related exclusivity periods expire or are ruled invalid or unenforceable, the first generic pharmaceutical manufacturer to receive regulatory approval for a generic version of the reference brand product is generally able to achieve significant market penetration and higher margins on that product.  As competing generic manufacturers receive regulatory approval on this product, market share, revenue and gross profit typically decline for the original generic entrant.  In addition, as more competitors enter the market for a specific generic product, the average selling price per unit dose of the particular product typically declines for all competitors.  The level of market share, revenue and gross profit attributable to a particular generic pharmaceutical product is significantly influenced by the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch in relation to competing approvals and launches.

In addition to competing products, increased price competition has also resulted from consolidation among wholesalers and retailers and the formation of large buying groups, which has caused reductions in sales prices and gross margin.  This competitive environment has led to an increase in customer demand for downward price adjustments from the distributors of generic pharmaceutical products.  Such price reductions are likely to continue, or even increase, which could have a material adverse effect on our revenues and financial condition.

The principal competitive factors in the generic pharmaceutical market include: (i) introduction of other generic drug manufacturers’ products in direct competition with existing products, (ii) introduction of authorized generic products (introduced or authorized by brand pharmaceutical companies) in direct competition with existing products, (iii) consolidation among distribution outlets through mergers and acquisitions and the formation of buying groups, (iv) ability of generic competitors to quickly enter the market after the expiration of patents or exclusivity periods, diminishing the amount and duration of significant profits, (v) the willingness of generic drug customers, including wholesale and retail customers, to switch among pharmaceutical manufacturers, (vi) pricing pressures by competitors and customers, (vii) a company’s reputation as a manufacturer and distributor of quality products, (viii) a company’s level of service (including maintaining sufficient inventory levels for timely deliveries), (ix) product appearance and labeling, and (x) a company’s breadth of product offerings.

Employees

As of March 31, 2011, we had a total of 183 full time employees, 175 of whom work at our corporate headquarters and manufacturing facility in Salisbury, Maryland and 8 of whom work at our Horsham, Pennsylvania office or at their home office.  As of such date, we also employed 30 temporary workers.  None of our employees are represented by a labor union or are subject to a collective bargaining agreement.  We have not experienced any work stoppage and consider our relations with our employees to be good.

Manufacturing and Facilities

We manufacture our products at our Salisbury, Maryland facility.  This facility houses our manufacturing, quality control, sales, distribution and corporate headquarters.  Finished dosage form production capacity depends upon product mix.

In connection with the manufacture of our products, the FDA requires testing procedures to monitor the quality of the product, as well as the consistency of its formulation. We maintain a quality control laboratory at our Salisbury site that performs, among other things, analytical tests and measurements required to control and release raw materials, in–process materials, and finished products, and to routinely test marketed products to ensure they remain within specifications.  We have established quality monitoring and testing programs and procedures in an effort to assure that all critical activities associated with the production, control, and distribution of our drug products will be carefully controlled and evaluated throughout the process. By following a series of systematically organized steps and procedures, we seek to assure that established quality standards will be achieved.

Government Regulation

All pharmaceutical manufacturers, including the Company and our suppliers, are subject to extensive, complex and evolving regulation by the federal government, principally the FDA, and to a lesser extent, by the U.S. Drug Enforcement Administration (“DEA”).  We are also subject to extensive, complex and evolving regulation by other federal government agencies, including the Occupational Safety and Health Administration, and state government agencies.  The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products.

FDA approval is required before any dosage form of any drug can be marketed in the U.S. All applications for FDA approval must contain information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.  The process for obtaining governmental approval to manufacture and market pharmaceutical products is rigorous, time-consuming and costly, and the extent to which it may be affected by legislative and regulatory developments cannot be predicted.  We are dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and shipping new products (regardless of whether these new products have been developed by Jubilant, a third party or us).  Consequently, there is always the risk the FDA or another applicable agency will not approve our new products, or the rate, timing and cost of obtaining such approvals will adversely affect our product introduction plans or results of operations.

We do not currently manufacture or market, nor are we currently developing, any products that are considered controlled substances under the Federal Controlled Substances Act.  Therefore, we are not currently subject to DEA regulation under such act.  Although we have no current plans to manufacture, market or develop products that are currently defined as controlled substances under the provisions of the Federal Controlled Substances Act, there can be no assurance that such plans will not change in the future or that the definition of controlled substances will not be modified so that some or all of our products become subject to regulation by the DEA.

Generic Drug Approval and Regulatory Matters

The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, established abbreviated FDA approval procedures for those drugs that are no longer protected by patents and which are shown to be equivalent to previously approved proprietary drugs.  Approval to manufacture these drugs is obtained by filing an ANDA with the FDA, which is a comprehensive submission that must contain data and information pertaining to the active pharmaceutical ingredient, drug product formation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures.  As a substitute for clinical studies, the ANDA must contain bioequivalence testing data confirming that the ANDA drug formulation is equivalent to a previously approved proprietary drug.  A product is not eligible for ANDA approval if it is not determined by the FDA to be equivalent to the reference branded drug or if it is intended for a different use.  However, such a product might be approved under the New Drug Application, or an NDA, with supportive data from clinical trials.

One advantage of the ANDA approval process is that an ANDA applicant generally can rely upon equivalence data in lieu of conducting pre-clinical testing and clinical trials to demonstrate that a product is safe and effective for its intended use.    ANDAs are filed to obtain approval to market our generic products.  No assurance can be given that ANDAs submitted for our products will receive FDA approval on a timely basis, if at all, nor can we estimate that timing of the ANDA approvals with any reasonable degree of certainty.

To obtain FDA approval of ANDAs, the manufacturers’ manufacturing procedures and operations must conform to FDA quality system and control requirements generally referred to as current Good Manufacturing Practices (“cGMP”), as defined in Title 21 of the U.S. Code of Federal Regulations.  These regulations encompass all aspects of the production process from receipt and qualification of components to distribution procedures for finished products.  Since these are evolving standards, the Company must continue to expend substantial time, money and effort in all production and quality control areas to maintain compliance.  The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA, and the generally high level of regulatory oversight results in the continuing possibility that we may be adversely affected by regulatory actions despite our efforts, and the efforts of our suppliers (including Jubilant), to maintain compliance with regulatory requirements.

We are subject to the periodic inspection of our facilities, procedures and operations and/or the testing of our products by the FDA, the DEA and other authorities, which conduct periodic inspections to assess compliance with applicable regulations.  In addition, in connection with its review of our ANDAs for new products, the FDA conducts pre-approval and post-approval reviews and plan inspections to determine whether our systems and processes comply with cGMP and other FDA regulations.  Among other things, the FDA may withhold approval of our ANDAs if deficiencies are found at a relevant facility.  Vendors (including Jubilant) that supply finished dosage of products, or components of products to us that are used to manufacture, package and label products we market, are subject to similar regulation and periodic inspections.

Following such inspections, the FDA may issue notices on Form 483 and Warning Letters that could cause us to modify certain activities identified during the inspection.  A form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA investigators believe may violate cGMP and other FDA regulations.  FDA guidelines specify that a Warning Letter be issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

 Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of ANDAs or other product application enforcement actions, injunctions and criminal prosecution.  Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals.  Although we have internal compliance programs, if these programs do not meet regulatory agency standards or if our compliance is deemed deficient in any significant way, it could have a material adverse effect of us.

U.S. Government reimbursement programs include Medicare, Medicaid, TriCare, and State Pharmacy Assistance Programs established according to statute, government and policy.  Federal law requires that all pharmaceutical manufacturers, as a condition of having their products receive federal reimbursement under Medicaid, must pay rebates to state Medicaid programs on units of their pharmaceuticals that are dispensed to Medicaid beneficiaries.

Other Regulations

We are also subject to various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback laws and false claims laws.  Anti-kickback laws make it illegal to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug.  The federal government has published regulations that identify “safe harbors” or exemptions for certain arrangements that do not violate the anti-kickback statutes.  False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payers (including Medicare and Medicaid), claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.  Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid).

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential future federal, state, or local laws, rules, and/or regulations.  Our product development activities involve the controlled use of chemicals, biological materials and other hazardous materials.  We believe that our procedures comply with the standards prescribed by federal, state or local laws, rules, and/or regulations; however, the risk of injury or accidental contamination cannot be completely eliminated.   We cannot predict the extent to which we may be affected by legislative or other regulatory developments concerning our products and the pharmaceutical industry in general.

Seasonality

Our business, taken as a whole, is not materially affected by seasonal factors.

Environmental Laws

We are subject to comprehensive federal, state and local environmental laws and regulations that govern, among other things, air polluting emissions, waste water discharges, solid and hazardous waste disposal, and the remediation of contamination associated with current or past generation handling and disposal activities. We are also subject periodically to environmental compliance reviews by various environmental regulatory agencies.  We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment.  While it is not possible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require us to incur capital expenditures exceeding $1.0 million in the aggregate during our current fiscal year and our fiscal year ended March 31, 2013 and has not had and is not expected to have, a material adverse effect on our business operations or financial condition.  The Company has limited environmental liability insurance coverage, which would not, with respect to most environmental claims, provide coverage in excess of $100,000; if at all.  The substantial unexpected costs we may incur with respect to environmental claims or compliance could have a material adverse effect on our business, results of operations, financial condition, and cash flow.  Our environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased development or manufacturing activities at any of our facilities.

Corporate Information

We were originally incorporated in October 1988 under the laws of Delaware under the name DAS Laboratories, Inc.  Our corporate headquarters is located at 207 Kiley Drive, Salisbury, Maryland 21801 and our telephone number is (410) 860-8500.  Our internet address is www.cadista.com.  Information contained in, or that can be accessed through, our website is not incorporated into and does not form a part of this registration statement.

Item 1A.  Risk Factors.

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control.  The following discussion highlights some of these risks and others are discussed elsewhere in this registration statement.  These and other risks could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Related to Our Business

We have a history of operating losses and there is no assurance that we will be able to maintain profitability.

We have a history of operating losses and since our fiscal year ended March 31, 2007 have sustained operating losses in three of five of our fiscal years.  We had losses from our operations of $3.52 million, $5.58 million and $3.42 million, for our fiscal years ended March 31, 2007, 2008 and 2009, respectively.  We had profits from our operations of $0.47 million and $8.41 million for our fiscal years ended March 31, 2010 and 2011, respectively.  Since inception through March 31, 2011 we have an accumulated deficit of $15.86 million.

Although our operations have been profitable for our most recent two fiscal years, there can be no assurance that we will be able to continue to generate sufficient revenues or continue to control our expenses relative to our revenues to maintain our profitability.  Our future profitability and the extent of potential future losses are highly uncertain.  Our failure to maintain profitability would have a material adverse impact on the market price of our Common Stock

Our operating results and financial condition may fluctuate.

Our operating results and financial condition may fluctuate from quarter to quarter and year to year for a number of reasons. The following events or occurrences, among others, could cause fluctuations in our financial performance from period to period:

•	development and launch of new competitive products or generics by others;
•	the timing and receipt of approvals by the FDA and other regulatory authorities;
•	the failure to obtain, delay in obtaining or restrictions or limitations on approvals from the FDA;
•	difficulties or delays in resolving FDA-observed deficiencies at our manufacturing facility, which could delay our ability to obtain approvals of pending ANDA applications;
•	serious or unexpected health or safety concerns with our products or product candidates;
•	changes in the amount we spend to develop new products, technologies or businesses;
•	changes in treatment practices of physicians that currently prescribe our products;
•	changes in coverage and reimbursement policies of health plans and other health insurers, including changes that affect newly developed products;
•	changes in laws and regulations concerning coverage and reimbursement of pharmaceutical products, including changes to Medicare, Medicaid, and similar state programs;
•	increases in the cost of raw materials used to manufacture our products;
•	manufacturing and supply interruptions, including failure to comply with manufacturing specifications;
•	the mix of products that we sell during any time period;
•	lower than expected demand for our products;
•	our responses to price competition;
•	market acceptance of our products; and
•	our level of R&D activities.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful, and these comparisons should not be relied upon as an indication of future performance. The above factors may cause our operating results to fluctuate and adversely affect our financial condition and results of operations.

A relatively small group of products the raw materials for which are supplied by a limited number of our vendors represent a significant portion of our net revenues. If the volume or pricing of any of these products declines, or we are unable to satisfy market demand for these products, it could have a material adverse effect on our business, financial position and results of operations.

Sales of a limited number of our products currently collectively represent a significant portion of our net revenues. If the volume or pricing of our largest selling products declines in the future or we are unable to satisfy market demand for these products, our business, financial position and results of operations could be materially adversely affected, and the market value of our Common Stock could decline. Four of our products, Meclizine Tablets, Methylprednisone, Cyclobenzaprine and Terazosin Capsules collectively accounted for approximately 86% of our net revenue for the fiscal year ended March 31, 2011.  We expect that our sales of these four key products will continue to represent a significant portion of our net revenues for the foreseeable future. These and our other key products could be rendered obsolete or uneconomical by numerous factors, many of which are beyond our control, including:

•	pricing actions by competitors;
•	development by others of new pharmaceutical products that are more effective than ours;
•	entrance of new competitors into our markets;
•	loss of key relationships with suppliers or customers;
•	technological advances;
•	manufacturing or supply interruptions;
•	changes in the prescribing practices of physicians;
•	changes in third-party reimbursement practices;
•	product liability claims; and
•	product recalls or safety alerts.

Any factor adversely affecting the sale of our key products may cause our revenues to decline, and we may not be able to maintain profitability.

In addition, we currently rely on four vendors to supply us with the API with respect to each of our four top selling products. If we are unable to maintain our relationships with these vendors on commercially acceptable terms, it could have a material adverse effect on our business, financial position and results of operations.

We expect to rely on Jubilant Life Sciences Ltd., our controlling shareholder, for the supply of a material amount of our new products going forward, including for the manufacture of certain of the new products developed by Jubilant Life Sciences Ltd.; and any failure by Jubilant Life Sciences Ltd. in the development or supply of such new products could have a material adverse effect on our operations, financial condition and profitability.

We expect that a material amount of our new products will be developed by Jubilant Life Sciences Ltd. (“Jubilant”).  We and Jubilant are parties to a Master Supply Agreement, dated May 27, 2011 (the "2011 Master Supply Agreement"), which provides for our exclusive marketing in the United States four products (two of which have been approved by the FDA and two of which are the subject of ANDAs currently under review by the FDA).  Jubilant is responsible for the ANDA regulatory approval process for all products under the 2011 Master Supply Agreement and will own any ANDAs that are eventually approved.  We expect, pursuant to the 2011 Master Supply Agreement, to acquire United States marketing rights to other products that have been, or that may be developed, by Jubilant if the parties mutually agree to supplement such agreement; however, there is no assurances that this will be the case.  (See Item 7. “Certain Relationships and Related Transactions” for a description of the 2011 Supply and Marketing Agreement).  If we are unable to agree with Jubilant on new products to be marketed by us under 2011 Master Supply Agreement, our ability to introduce and commercialize new products could be adversely affected.  As part of the 2011 Master Supply Agreement, we will not have day-to-day control over the development and regulatory approval of the new products subject to such agreement or in the manufacture of those new products to be supplied by Jubilant.  If Jubilant fails to fulfill its obligations under the 2011 Master Supply Agreement, we may be unable to assume the development or manufacture of the products under such agreement, or enter into alternative arrangements with third parties.  If Jubilant were to terminate or breach the 2011 Master Supply Agreement, or otherwise fail to complete its obligations in a timely manner, including, without limitation, a disruption of supply or failure to deliver sufficient quantities of products under our agreement, our sales revenue may decrease or our operations could be otherwise negatively impacted.

We cannot assure you that our relationship with Jubilant under the 2011 Master Supply Agreement will continue.  In addition, there can be no assurance that we will be successful in reaching agreement with Jubilant to add new products to the 2011 Master Supply Agreement, including reaching agreement on our share of the net sales or margins relating to proposed new products.  If we are unable to continue our collaboration with Jubilant, we could experience increased capital requirements and incur additional expenses relating to the development, receipt of regulatory approval and manufacture of new products.

If we are unable to continue to develop and commercialize new products in a timely and cost-effective manner, we may not achieve revenue growth or maintain profitability.

Our future success will depend to a significant degree on our ability to continue to develop and commercialize new products in a timely and cost-effective manner. The development and commercialization of new products is complex, time-consuming and costly and involves a high degree of business risk.

The success of our new product offerings will depend upon several factors, including our ability to properly anticipate customer needs, to develop and obtain timely regulatory approval of new products, identification of available API suppliers and our manufacture of such products.  In addition, the development and commercialization of new products is characterized by significant up-front costs, including costs associated with product development activities and sourcing API, obtaining regulatory approval, building inventory and sales and marketing. Furthermore, the development and commercialization of new products is subject to inherent risks, including the possibility that any new product may:

•	fail to receive or encounter unexpected delays in obtaining necessary regulatory approvals;
•	be difficult or impossible to manufacture on a large scale;
•	be uneconomical to market;
•	fail to be developed prior to the successful marketing of similar or superior products by third parties; and
•	infringe on the proprietary rights of third parties.

If any of our products are not timely approved or, when developed and approved, cannot be successfully manufactured or timely commercialized, our operating results could be adversely affected.  We may not achieve revenue growth or maintain profitability if we are not successful in continuing to develop, and commercialize new products. We cannot guarantee that any investment we make in developing products will be recouped, even if we are successful in commercializing those products.

Our revenue growth may not continue at recent historical rates and our business may suffer as a result of our lack of public company operating experience.

We have experienced a steady growth in our net revenue during our past five fiscal years, and our operations have been profitable for our past two fiscal years.  Although we expect our revenue to continue to grow due to both continued commercial success with our existing products and the launch of new products, we cannot provide any assurances that our revenue growth will continue at historical rates, if at all, or that we will be able to maintain our profitability.  Our limited operating history and lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy and grow our business, either as a result of our inability to manage our current size, effectively manage the business in a public company environment or manage our future growth or for any other reason, our business, prospects, financial condition and results of operations may be harmed.

We rely on our suppliers for the manufacture of our API, and if our suppliers fail to supply us with high-quality API or other raw materials in the quantities we require on a timely basis, sales of our products could be delayed or prevented, our revenues could decline and we may not be able to maintain profitability.

We currently do not manufacture any API ourselves. Instead, we rely upon our suppliers located outside of the U.S. for the supply of API for our products through their exclusive brokers. In many cases, we rely upon a limited number of suppliers to supply us with the API for each of our products. If our suppliers do not continue to provide our API requirements we might not be able to obtain such API from others in a timely manner or on commercially acceptable terms. Likewise, if we encounter delays or difficulties with our suppliers in producing API, the distribution, marketing and subsequent sales of these products could be adversely affected. If, for any reason, our suppliers are unable to obtain or deliver sufficient quantities of API on a timely basis or we develop any significant disagreements with our suppliers, the manufacture or supply of our products could be disrupted, which may decrease our sales revenue, increase our operating expenses or otherwise negatively impact our operations. In addition, if we are unable to engage and retain suppliers for the supply of API for our new products on commercially acceptable terms, we may not be able to sell our products as planned.

Our suppliers may experience problems during the manufacture of API for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, manufacturing quality concerns, problems with raw materials, natural disaster related events or other environmental factors. In addition, the manufacture of certain API that we require for our products require dedicated facilities and we may rely on a limited number or, in certain cases, single vendors for these products and services. If problems arise during the production, storage or distribution of a batch of product, that batch of product may have to be discarded. If we are unable to find alternative sources of API, this could, among other things lead to increased costs, lost sales, damage to customer relations, time and expense spent investigating the cause and, depending upon the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to market, voluntary recalls, corrective actions or product liability related costs may also be incurred.

If we or any of our suppliers are unable to comply with the regulatory standards applicable to pharmaceutical drug manufacturers, we may be unable to meet the demand for our products and, may lose potential revenues which would have an adverse effect on our profitability.

All of our suppliers who supply us with finished dosage product and API are subject to extensive regulation by governmental authorities in the U.S. and in foreign countries. We are also subject to extensive regulation by governmental authorities in the U.S.  Regulatory approval to manufacture a drug is site-specific. Our manufacturing facility is subject to ongoing regulation, including periodic inspections by the FDA.  Our API suppliers’ facilities and procedures are also subject to ongoing regulation, including periodic inspection by the FDA and foreign regulatory agencies. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or a warning letter for violations of “regulatory significance” that may result in enforcement action if not promptly and adequately cured. If any regulatory body were to require us or one of our API vendors to cease or limit production, our business could be adversely affected. Identifying alternative vendors and obtaining regulatory approval to change or substitute API or to manufacture finished product can be time consuming and expensive. Any resulting delays and costs could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our shares to decline. We cannot assure you that we or our API vendors (including Jubilant) will not be subject to such regulatory action in the future.

The FDA has the authority to revoke drug approvals previously granted and remove from the market previously approved products for various reasons, including issues related to cGMP. We may be subject from time to time to product recalls initiated by us or by the FDA.  As an example, in March 2011 we initiated a voluntary recall of batches of Methylprednisolone tablets due to some of those tablets being of low weight or not conforming to certain physical specifications.  We believe that there is no health hazard associated with the non-conforming batches, and our recall has been designated a Class III recall by the FDA.  A Class III recall is one in which the use of, or exposure to, the recalled product is not likely to cause adverse health consequences.  Delays in obtaining regulatory approvals, the revocation of prior approvals, or product recalls could impose significant costs on us and adversely affect our ability to generate revenue.  However, we do not believe that the recall we initiated in March 2011 of batches of Methylprednisolone tablets will have a material adverse financial impact on us, and we have implemented appropriate corrective measures.

Furthermore, violations by us or our API vendors of FDA regulations and other regulatory requirements could subject us to, among other things:

•	warning letters;

•	fines and civil penalties;

•	total or partial suspension of production or sales;

•	product seizure or recall;

•	withdrawal of product approval; and

•	criminal prosecution.

Any of these or any other regulatory action could have a material adverse effect on our business, financial position and results of operations.

We have a quality monitoring and testing programs and procedures designed to assure that all critical activities associated with the production, control and distribution of our drug products will be carefully controlled and evaluated throughout the manufacturing process.  However, despite these comprehensive quality programs and procedures, we cannot assure you that we or our API vendors will adhere to our quality standards or will be successful in ensuring that we or our API vendors’ facilities and the products manufactured in those facilities are cGMP compliant. If we or our API vendors fail to comply with our quality standards, our ability to compete may be significantly impaired and our business, financial conditions and results of operations may be materially adversely affected.

Any change in the regulations, enforcement procedures or regulatory policies established by the FDA and other regulatory agencies could increase the costs or time of development of our products and delay or prevent sales of our products and adversely affect our financial condition.

Our products must receive appropriate regulatory clearance from the FDA before they can be sold in the U.S. Any change in the regulations, enforcement procedures or regulatory policies set by the FDA and other regulatory agencies could increase the costs or time of development of our products and delay or prevent sales of our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted, may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	expanded or different labeling;

•	recall, replacement or discontinuance of certain products;

•	additional record keeping;

•	changes in methods to determine bioequivalence; and

•	payment of significant filing fees with ANDA submissions.

Such changes, or new legislation, could increase the costs or delay or prevent sales of our products and our  revenues may decline and we may not be able to maintain profitability. In addition, increases in the time that is required for us to obtain FDA approval of ANDAs could delay the commercialization of our new products.  No assurance can be given that ANDAs submitted for our products will receive FDA approval on a timely basis, if at all, nor can we estimate the timing of the ANDA approvals with any reasonable degree of certainty.

Our markets are highly competitive and, if we are unable to compete successfully, our revenues could decline and our future profitability could be jeopardized.

The generic pharmaceutical market is highly competitive. Our competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical companies and generic drug companies. Our principal competitors include Par Pharmaceuticals, Inc., Sandoz Laboratories, Inc., Teva Pharmaceuticals Ltd., Ranbaxy Pharmaceuticals, Sun Pharmaceuticals and its subsidiary Caraco Laboratories Inc., and Watson Pharmaceuticals, Inc.. In most cases, these competitors have access to greater financial, marketing, technical and other resources. As a result, they may be able to devote more resources to the development, manufacture, marketing and sale of their products, receive a greater share of the capacity from API suppliers and more support from independent distributors, initiate or withstand substantial price competition or more readily take advantage of acquisition or other opportunities.

The generic segment of the pharmaceutical market is characterized by a high level of price competition, as well as other competitive factors including reliability of supply, quality and enhanced product features. To the extent that any of our competitors are more successful with respect to any key competitive factor, our business, results of operations and financial position could be adversely affected. Pricing pressure could arise from, among other things, limited demand growth or a significant number of additional competitive products being introduced into a particular product market, price reductions by competitors, the ability of competitors to capitalize on their economies of scale and create excess product supply, the ability of competitors to produce or otherwise secure API at lower costs than what we are required to pay to our suppliers and the access of competitors to new technology that we do not possess.

In addition to competition from established market participants, new entrants to the generic pharmaceutical market could substantially reduce our market share or render our products obsolete.  Our products are generic versions of branded products. As patents for branded products and related exclusivity periods expire or are ruled invalid, the first generic pharmaceutical manufacturer to receive regulatory approval for a generic version of the reference product is generally able to achieve significant market penetration and higher margins on that product. As competing generic manufacturers receive regulatory approval on this product, market share, revenue and gross profit typically decline for the original generic entrant. In addition, as more competitors enter a specific generic market, the average selling price per unit dose of the particular product typically declines for all competitors. Our ability to sustain our level of market share, revenue and gross profit attributable to a particular generic pharmaceutical product is significantly influenced by the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch in relation to competing approvals and launches.

Branded pharmaceutical companies often take aggressive steps to thwart competition from generic companies. The launch of our generic products could be delayed because branded drug manufacturers may, among other things:

•	make last minute modifications to existing product claims and labels, thereby requiring generic products to reflect this change prior to the drug being approved and introduced in the market;

•	file new patents for existing products prior to the expiration of a previously issued patent, which could extend patent protection for additional years;

•	file patent infringement suits that automatically delay for a specific period the approval of generic versions by the FDA;

•	develop and market their own generic versions of their products, either directly or through other generic pharmaceutical companies (so-called “authorized generics”); and

•	file citizens’ petitions with the FDA contesting generic approvals on alleged health and safety grounds.

Furthermore, the FDA may grant a single generic manufacturer other than us a 180-day period of marketing exclusivity under the Drug Price Competition and Patent Term Restoration Act of 1984 as patents or other exclusivity periods for branded products expire.

Sales of our products may continue to be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.

Our principal customers are wholesale drug distributors and major retail drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the U.S. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors and large chain drug stores control a significant share of the market. We expect that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers, including us.

For the year ended March 31, 2011, our four largest customers accounted for 23%, 15%, 12% and 11% respectively, of our net revenues. The loss of any of these customers could have a material adverse effect on our business, results of operations, financial condition and cash flows. Except for our participation in the prime vendor program of the Department of Veterans Affairs relating to two products, none of our customers are party to any long-term supply agreements with us.  Even the contracts with the Department of Veterans Affairs do not have any minimum purchase requirements, provide for one year terms that are renewable for additional one year terms at the option of the Department of Veterans Affairs and can be cancelled by the Department of Veterans Affairs during any then current term for convenience.  Accordingly all of our customers, including the Department of Veterans Affairs with whom we have a contract relating to two products, are able to change suppliers freely should they wish to do so.

Our policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.

Consistent with industry practice we, like many generic product manufacturers, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, from time to time, we may give our customers credits on our generic products that our customers hold in inventory after we have decreased the market prices of the same generic products. Therefore, if new competitors enter the marketplace and significantly lower the prices of any of their competing products, we may reduce the price of our product. As a result, we may be obligated to provide significant credits to our customers who are then holding inventories of such products, which could reduce sales revenue and gross margin for the period the credit is provided. Like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid to us by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, allowances and chargebacks will not exceed our estimates, which could have a material adverse effect on our results of operations, financial condition, cash flows and the market price of our stock.

Our business could suffer as a result of manufacturing difficulties or delays.

We rely on our facility located in Salisbury, Maryland for developing our product candidates and the manufacture of certain of our finished products.  We also will be relying on certain of Jubilant’s facilities located in India for manufacture of certain of the products for which we acquire United States marketing rights pursuant to the 2011 Marketing and Supply Agreement.  Our and Jubilant’s manufacturing and other processes utilize sophisticated equipment, which sometimes require a significant amount of time to obtain and install. Our business could suffer if certain of our or Jubilant’s manufacturing or other equipment, or a portion or all of our facility or Jubilant’s facilities were to become inoperable for a period of time. This could occur for various reasons, including catastrophic events such as earthquake, hurricane or explosion, unexpected equipment failures or delays in obtaining components or replacements thereof, as well as construction delays or defects and other events, both within and outside of our and Jubilant’s control. Our or Jubilant’s inability to timely manufacture any of our significant products could have a material adverse effect on our results of operations, financial condition and cash flows.    Although we believe we and Jubilant possess adequate insurance for damage to our respective facilities and for the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Our operations are subject to environmental, health and safety, and other laws and regulations, with which compliance is costly and which exposes us to penalties for non-compliance.

Our business, properties and products are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage and disposal of hazardous substances, waste and other regulated materials. Our product development programs, manufacturing processes and distribution logistics involve the controlled use of hazardous materials, chemicals and toxic compounds in our owned facility. As a result, we are subject to numerous and increasingly stringent federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous materials and the discharge of pollutants into the air and water. Our programs and processes expose us to risks that an accidental contamination could result in (i) our noncompliance with such environmental laws and regulations and (ii) regulatory enforcement actions or claims for personal injury and property damage against us. If an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of our properties (including those we might acquire in the future), we could be liable for cleanup obligations, damages and fines.  We also could be liable, under applicable environmental laws and regulations, for environmental remediation and response costs at third-party locations where we dispose of or recycle hazardous substances. We have limited environmental liability insurance coverage, which would not, with respect to most environmental claims, provide coverage in excess of $100,000, if at all.  The substantial unexpected costs we may incur could have a material and adverse effect on our business, results of operations, financial condition, and cash flows. In addition, environmental permits and controls are required for some of our operations, and these permits are subject to modification, renewal and revocation by the issuing authorities. Any modification, revocation or non-renewal of our environmental permits could have a material adverse effect on our ongoing operations, business and financial condition. Our environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased development or manufacturing activities at any of our facilities.

We depend upon our key personnel, the loss of whom could adversely affect our operations; if we fail to attract and retain the talent required for our business, our business could be materially harmed.

Although we are an indirect majority-owned subsidiary of a substantially larger entity, Jubilant, a corporation organized under the laws of India, we depend to a significant degree on the principal members of our management and sales teams, the loss of whose services may significantly delay or prevent the achievement of our product development or business objectives. Each of our officers and key employees may terminate his or her employment at any time without notice and without cause or good reason. Our success depends upon our ability to attract and retain highly qualified personnel. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the ability to attract and retain qualified individuals is critical to our success. Our principal executive offices are located in Salisbury, Maryland, and there is limited personnel in the surrounding area with pharmaceutical experience, who tend to be located in areas where other pharmaceutical manufacturers are concentrated such as New Jersey, Puerto Rico or certain parts of North Carolina.  In order to attract and retain talented personnel we may be required to conduct national and regional searches, which may be more complex than local searches and could require additional compensatory considerations to provide relocation, short term living arrangements and spousal placements which would not be the case if local personnel had the requisite skills.  Although to date we believe that we have been able to attract and retain individuals with the requisite skills to satisfy our material operational requirements, in the future, we may not be able to attract and retain these individuals when needed on acceptable terms or at all, and our inability to do so could significantly impair our ability to compete.

Our inability to manage our planned growth could harm our business.

As we expand our business, we expect that our operating expenses and capital requirements will increase. As our product portfolio and product pipeline grow, we may require additional personnel in the areas of project development, quality assurance and facility compliance, cGMP compliance and regulatory affairs. As a result, our operating expenses and capital requirements may increase significantly.  Our ability to manage our growth effectively requires us to forecast accurately our sales, growth and manufacturing capacity and to expend funds to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our anticipated growth effectively, our business could be harmed.

We may be exposed to product liability claims that could cause us to incur significant costs or cease selling some of our products.

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. We may be held liable for, or incur costs related to, liability claims if any of our products cause injury or are found unsuitable during development, manufacture, sale or use. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval for commercial use. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and resources;

•	compensatory damages and fines;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources; and

•	a decline in our stock price.

We currently have product liability insurance under a policy maintained by Jubilant for itself and its subsidiaries, including us, providing for insurance coverage with respect to product liability claims, in total for Jubilant and its subsidiaries (including us), in the amount of $50 million per annum for each event and in the aggregate, (subject to certain customary exclusions, including bodily injury to an employee of the insured arising out of and in the course of employment by the insured, workmen compensation, property damage to property owned or occupied by or rented to the insured, and liabilities arising out of deliberate or willful non-compliance with statutory provisions).   Our product liability insurance may not be adequate and, at any time, insurance coverage may not be available on commercially reasonable terms or at all. A product liability claim could result in liability to us greater than our insurance coverage or assets. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time and attention to those matters.

If our products conflict with the intellectual property rights of third parties, we may incur substantial liabilities and we may be unable to commercialize products in a profitable manner or at all.

We seek to launch generic pharmaceutical products either where patent protection or other regulatory exclusivity of equivalent branded products have expired, where patents have been declared invalid or where products do not infringe on the patents of others.  Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of generic versions of products has been subject to substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. If our products were found to be infringing on the intellectual property rights of a third-party, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and face substantial liabilities for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing product. These damages may be significant and could materially adversely affect our business. Any litigation, regardless of the merits or eventual outcome, would be costly and time consuming and we could incur significant costs and/or a significant reduction in revenue in defending the action and from the resulting delays in manufacturing, marketing or selling any of our products subject to such claims.

Recently enacted and future healthcare law and policy changes may adversely affect our business.

In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act. This health care reform legislation is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. While we will not know the full effects of this health care reform legislation until applicable federal and state agencies issue regulations or guidance under the new law, it is likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

We expect both federal and state governments in the U.S. and foreign governments to continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of healthcare while expanding individual healthcare benefits. Existing regulations that affect the price of pharmaceutical and other medical products may also change which could impact the sales of our products. Cost control initiatives could decrease the price that we receive for any product we develop in the future.

If reimbursement for our current or future products is reduced or modified, our business could suffer.

Sales of our products depend, in part, on the extent to which the costs of our products are paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or are reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. These healthcare management organizations and third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs and other healthcare products have been targeted in this effort. Accordingly, our current and potential products may not be considered cost effective, and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis. Legislation and regulations affecting reimbursement for our products may change at any time and in ways that are difficult to predict, and these changes may have a material adverse effect on our business. Any reduction in Medicare, Medicaid or other third-party payor reimbursements could have a material adverse effect on our business, financial position and results of operations.

We are subject to federal and state healthcare fraud and abuse laws which may adversely affect our business.

We are subject to various federal, state and foreign laws pertaining to foreign corrupt practices and healthcare fraud and abuse, including anti-kickback, marketing and pricing laws. In the United States, most of our products are reimbursed under federal and state health care programs such as Medicaid, Medicare, TriCare, and or state pharmaceutical assistance programs. Federal and state laws designed to prevent fraud and abuse under these programs prohibit pharmaceutical companies from offering valuable items or services to customers or potential customers to induce them to buy, prescribe, or recommend our products (the so-called “antikickback” laws). Exceptions are provided for discounts and certain other arrangements if specified requirements are met. Other federal and state laws, not only prohibit us from submitting any false information to government reimbursement programs but also prohibit us and our employees from doing anything to cause, assist, or encourage our customers to submit false claims for payment to these programs. Violations of the fraud and abuse laws may result in severe penalties against the responsible employees and the Company itself, including jail sentences, large fines, and the exclusion of our products from reimbursement under federal and state programs. We are committed to conducting the sales and marketing of our products in compliance with the healthcare fraud and abuse laws, but certain applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity, a governmental authority may take a position contrary to a position we have taken, or should an employee violate these laws without our knowledge, a governmental authority may impose civil and/or criminal sanctions.  The imposition of penalties or sanctions for failing to comply with the fraud and abuse laws, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may need to raise additional capital to fund our operations, which may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may require significant additional funds in the event we change our business plan or encounter unexpected developments, including unforeseen competitive conditions within our markets, changes in the regulatory environment or the loss of key relationships with suppliers or customers. Over the past few years, we have funded operations through our term loan and revolving credit facility with our bank, through loan advances from affiliates of Jubilant and through internal cash flow.  However, if required, additional funding, by Jubilant or third parties may not be available to us on acceptable terms or at all. We could seek additional capital through a combination of private and public equity offerings, debt financings and collaboration arrangements.  Some of these transactions may be with Jubilant and its affiliates and some may be with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends or unfavorable interest rates or interest rate risk. The issuance of additional debt, may also increase our debt expense and leverage relative to our earnings and to our equity capitalization, requiring us to pay additional interest expense, including under our term loan and revolving credit facility.  If we raise additional funds through collaboration arrangements, we may have to relinquish valuable rights to our products or grant licenses on terms that are not favorable to us. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable. If we are not able to obtain additional financing, when needed, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

We depend upon the availability of capital under our credit facility to finance our operations.  If our credit facility is not available as a capital source, our operations and prospects may be adversely affected.

In addition to cash flow generated from sales of our products, we finance our operations with a $6.5 million revolving credit facility (the “Revolver”) provided by State Bank of India, New York Branch (“SBI NY”) and Bank of Baroda (collectively, SBI NY and Bank of Baroda, the “Banks”) to Cadista Pharmaceuticals.  The Revolver expires in September 2011 and together with terms loans are the credit facilities funded by the Banks under the a credit agreement among the Banks and Cadista Pharmaceuticals, originally entered into in September 2006 and amended in February 2010 (as amended, the “Credit Agreement”).  We are currently negotiating with the Banks with respect to an agreement providing for an extension of the term of the Revolver and for an increase of the Revolver credit limit to accommodate our business requirements.  There is no assurance that any such agreement will be reached.  In September 2011, when our current revolving credit facility expires, we will need to obtain an extension of the term of the current facility from our lenders or obtain a replacement revolving credit facility permitting borrowings of up to at least $6.5 million.  If we are unable to obtain such an extension or replacement credit facility at that time, we will need to reduce or curtail some or all of our operations.

Our Credit Agreement with the Banks requires Cadista Pharmaceuticals to satisfy certain financial covenants, as of the end of our fiscal year.  At the end of fiscal years 2008 and 2009, Cadista Pharmaceuticals was out of compliance with these financial covenants, resulting in the imposition of default interest (consisting of a 2% increase over the otherwise applicable interest rate) on the loans outstanding under the Credit Agreement in the immediate subsequent fiscal years, 2009 and 2010, respectively. Cadista Pharmaceuticals was in compliance with these financial covenants at the end of fiscal year 2010 (which was applicable for determining the imposition of a default interest rate for fiscal year 2011 as a result of financial covenant non-compliance).  As of March 31, 2011, Cadista Pharmaceuticals was in compliance with these financial covenants.  Assuming that our Credit Agreement is extended on substantially the same terms as currently in effect, of which no assurance can be given, there can be no assurance that we will be in compliance with these financial covenants as of the end of our 2012 fiscal year.  There can also be no assurance, that if our Credit Agreement with the Banks is extended that the same financial covenants will continue to be applicable or that such financial covenants will continue to be measured as of the end of our fiscal year.

In addition to financial covenants, the Credit Agreement contains various other covenants with which Cadista Pharmaceuticals is required to comply, including covenants restricting Cadista Pharmaceuticals’ ability to incur additional indebtedness to banks and other financial institutions, create liens, make certain investments, sell assets, or enter into a merger or acquisition.  In connection with the amendment of our Credit Agreement with the Banks in February 2010, increasing the maximum amount under the Revolver from $3.0 million to $6.5 million, we are also required to provide a letter of comfort from State Bank of India, Corporate Accounts Group, New Delhi, India Branch (“SBI CAG”), with whom Jubilant has a credit facility, securing the enhanced amount of the Revolver (a “Letter of Comfort”).  SBI CAG issued such a letter of comfort (the “Original Letter of Comfort”) in favor of SBI NY which expired in March 31, 2011, and was replaced by a similar letter of comfort (the “Replacement Letter of Comfort”) issued by SBI CAG in favor of SBI NY on April 21, 2011 that expires on the earlier of (i) March 31, 2012 or (ii) the date that all liabilities of Cadista Pharmaceuticals to SBI NY have been extinguished.  Upon the expiration of the Original Letter of Comfort until the issuance of the Replacement Letter of Credit, the maximum amount of the Revolver was reduced by $1.5 million from $6.5 million to $5.0 million and Jubilant pledged $2.0 million of collateral to SBI NY to secure the Revolver.  There can be no assurance that Jubilant will not cause such Letter of Comfort to be cancelled prior to its scheduled expiration or, that if not so cancelled prior to its scheduled expiration, that Jubilant will cause or permit a new Letter of Comfort to be issued in substitution for the expiring Letter of Comfort.  There is no assurance that Jubilant would provide additional collateral were such Letter of Comfort cancelled or otherwise not renewed.

The violation of the covenants under the Credit Agreement, including the financial covenants and the requirement to maintain a Letter of Comfort in the amount of $3.5 million, constitutes a default under the Credit Agreement. If a default occurs and is not timely cured or waived by the Banks, in addition to imposing a penalty rate of interest (as the Banks have previously imposed with respect to Cadista Pharmaceutical’s non-compliance with financial covenants), the Banks could also seek remedies against us, including: (1) immediate repayment of the debt or (2) foreclosure on assets securing the Credit Agreement. As was the case previously when there was a lapse in the Letter of Comfort, the Banks could also seek to reduce the availability under the Revolver.  The Revolver is asset based and can only be drawn down in an amount to which eligible collateral exists and can also  be negatively impacted by extended collection of accounts receivable, unexpectedly high product returns and slow moving inventory, among other factors. As of March 31, 2011, we were in compliance with all covenants, other than the covenant with respect to providing the Letter of Comfort, which was cured on April 21, 2011.   No assurance can be given that we will maintain compliance with these covenants in the future.

If we are unable to comply with the financial and other covenants contained in the Credit Agreement, the Banks may declare the outstanding borrowings under the facility immediately due and payable. In such an event, our liquidity will be materially adversely affected, which could in turn have a material adverse impact on our future financial position and results of operations. We would be required to obtain additional financing from other sources. We cannot predict whether or on what terms additional financing might be available. If we are required to seek additional financing and are unable to promptly obtain it, we may have to change our business plans, including significantly modifying or delaying the development and/or commercialization of new products which would have a materially adverse effect on our future results of operations. In the event that no alternative financing is available, we could be forced to drastically curtail operations, or dispose of assets, or cease further operations.

Currency exchange rate fluctuations may have an adverse effect on our business.

We generally incur sales and pay our expenses in U.S. dollars. Jubilant and all of our API suppliers are located in a foreign jurisdiction, including India and we believe they generally incur their respective operating expenses in local currencies. As a result, Jubilant and our API vendors may be exposed to currency rate fluctuations and experience an effective increase in their operating expenses in the event their local currency fluctuates vis-a-vis the U.S. dollar. In this event, Jubilant and our API vendors may attempt to pass these increased costs back to us through increased prices for finished dosage products and API that they supply to us, which could have an adverse effect on our business.

To the extent we are paying expenses in a foreign currency and not in U.S. dollars, a decline in the value of the dollar relative to this foreign currency could negatively affect our actual operating costs in U.S. dollars and our reported results of operations, since we may have to pay more for the same finished dosage or API.  We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into any such currency hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

As a public reporting company, we expect that our administrative costs will be significantly higher than they are now, making it more difficult for us to maintain profitability.

As a public reporting company, we will be required to prepare and file with the SEC annual, quarterly and current reports as well as proxy materials and forms relating to the changes in stock ownership of our officers and directors. Filing this information with the SEC will require additional professional fees and administrative costs. These additional costs will increase our operating expenses and make it more difficult for us to maintain profitability.

We have not yet completed the assessment of our internal controls over financial reporting required by the Sarbanes-Oxley Act of 2002 and the cost of compliance could be significant.

We are in the process of developing our disclosure controls and procedures and our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and SEC regulations. Effective internal controls are necessary for us to provide reliable financial reports, to limit the risk of fraud and to operate successfully as a public reporting company. Our efforts to develop and maintain effective internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including controls that are necessary to comply with the requirements of Section 404 of the Sarbanes-Oxley Act and SEC regulations. Although company management and our auditors are not required to provide reports related to our internal control over financial reporting until after our fiscal year ending March 31, 2012, the costs for developing effective systems of internal controls and, if required, obtaining an attestation report from an independent public accounting firm may be significant. Our management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

To comply with these requirements, we might need to acquire or upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If we are unable to establish our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if we are unable to conclude that our internal control over financial reporting is effective (or, if attestation by our auditors is required, in the event that our auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.

Companies that qualify as “non-accelerated filers,” are exempt from having an independent auditor test and report on the effectiveness of their internal controls over financial reporting.  We currently qualify as a non-accelerated filer, and were we to continue to fall within this category, by having a public float of less than $75 million, we would continue to be exempt. However, if in the future we fail to qualify as a non-accelerated filer, we would lose our exemption and would need to have an auditor test and report on the effectiveness of our internal controls over financial reporting.

Risks Related to Our Common Stock

There is currently no trading market for our securities and a trading market may not develop in the future.

No market, public or private, for our Common Stock is in existence at this time and there can be no assurance that a market for our Common Stock will develop in the future. Accordingly, investors in our securities cannot be expected to be readily liquid. We are not currently applying for listing or quotation on any national securities exchange or other market. While our shares may be quoted on the OTC Bulletin Board or another market in the future, there can be no assurance that an active trading market for our Common Stock will develop or, if it does develop, that it will be maintained. Accordingly, no assurance can be given that a holder of Common Stock will be able to sell those shares in the future or as to the price at which any such sale would occur.

Our stock price is likely to be volatile.

The market price for our Common Stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, if a market for our Common Stock develops, the market price of our Common Stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	announcements of new product launches, commercial relationships, acquisitions or other events by us or our competitors;

•	failure of any of our products to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our operating results, or the operating results of our competitors;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of any of our key personnel;

•	announcements related to litigation;

•	changing legal or regulatory developments in the U.S. and other countries;

•	discussion of us or our stock price by the financial press and in online investor communities; and

•	actual or anticipated fluctuations in our operating results.

In addition, the stock market in general has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our Common Stock to decline or otherwise rapidly fluctuate. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

Jubilant Life Sciences Ltd. and its affiliates can control all matters requiring approval by shareholders.

Jubilant and its affiliates beneficially own approximately 82.4% of our outstanding Common Stock as of March 31, 2011 (calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended).  As a result, Jubilant and its affiliates, in view of their ownership percentage of our common stock, can control all matters requiring approval by our shareholders, including the selection of our Board of Directors, approval or rejection of mergers, sales or licenses of all or substantially all of our assets, or other business combination transactions. The interests of Jubilant and its affiliates may not always coincide with the interests of our other shareholders and as such we may take action in advancement of its interests to the detriment of our other shareholders.  Accordingly, you may not be able to influence any action we take or consider taking, even if it requires a shareholder vote.

Our outstanding common stock is subject to dilution.

We may finance our future operations or future acquisitions in whole or in part through the issuance of Common Stock or securities convertible into or exercisable for Common Stock. In addition, we may use our Common Stock or securities exercisable for Common Stock as a means of attracting or retaining employees, consultants and management for our business. If we use our Common Stock for these purposes, our existing stockholders will experience dilution in the voting power of their Common Stock and the price of our Common Stock and earnings per share could be negatively impacted. Further, we reserve the right to offer, from time to time in our discretion, equity participation in our company to key employees, consultants and directors in order to obtain or retain the services of such persons. Any such subsequent issue of shares of capital stock in our company may have the effect of further diluting the value of the stock owned by our shareholders.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our Common Stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Because we are a holding company, our ability to pay cash dividends on our Common Stock is largely dependent upon the receipt of dividends or other distributions from our operating subsidiary.

Future sales by shareholders, or the perception that such sales may occur, may depress the price of our common stock

The sale or availability for sale of substantial amounts of our shares in the public market, including shares issuable upon exercise of outstanding options, or the perception that such sales could occur, could adversely affect the market price of our Common Stock and also could impair our ability to raise capital through future offerings of our shares.  As of March 31, 2011 there were 117,797,180 shares of Common Stock outstanding and options to purchase 749,547 shares of Common Stock outstanding.  Of the shares of our Common Stock that were outstanding as of such date, 97,043,574 shares are owned by subsidiaries of Jubilant Life Sciences Ltd.   The 20,753,606 shares of Common Stock that are not owned by subsidiaries of Jubilant Life Sciences Ltd. are freely tradable under Federal securities laws.

Item 2.  Financial Information.

Selected Financial Data

The selected consolidated financial data presented below for the years ended March 31, 2011, 2010, 2009, 2008 and 2007 are derived from our audited Consolidated Financial Statements.  The Consolidated Financial Statements as of March 31, 2011 and 2010 and for each of the years in the three-year period ended March 31, 2011, and the reports thereon, are included elsewhere in this Registration Statement.  The selected financial information as of March 31, 2009, 2008 and 2007 and for the years ended March 31, 2008 and 2007 are derived from our audited Consolidated Financial Statements not presented in this Registration Statement.

The information set forth below is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes thereto included elsewhere in this Registration Statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth below in this Item 2.

	Year Ended March 31,
	(In thousands, except per share data)
Operations Data:	2007	2008	2009	2010	2011
Revenues	$11,267	$13,126	$22,056	$28,773	$42,171
Cost of revenues (exclusive of depreciation shown below)	7,395	10,100	16,968	21,906	27,441
Selling, general and administrative	4,086	4,363	4,609	3,598	4,398
Research & Development	2,830	3,378	2,806	1,599	585
Depreciation and amortization	478	866	1,094	1,203	1,338
Profit (Loss) from Operations	(3,522)	(5,581)	(3,421)	467	8,409
Other Income	361	200	109	10	89
Interest Expense	98	558	789	385	324
Income before Taxes	(3,259)	(5,939)	(4,101)	92	8,174
Income taxes/Deferred Income Taxes	—	—	1	(4,885)	1,048
Net (loss) income	$(3,259)	$(5,939)	$(4,102)	$4,977	$7,126
Net (loss) income per common share – Basic	$(0.04)	$(0.07)	$(0.04)	$0.04	$0.06
Net (loss) income per common share – Diluted	$(0.04)	$(0.07)	$(0.04)	$0.04	$0.06

Weighted average shares used in computing net income (loss) per share: Basic	72,125,612	83,414,421	94,858,674	114,061,547	117,797,180
Weighted average shares used in computing net income (loss) per share: Diluted	72,875,159	84,163,968	95,608,221	114,811,094	118,546,727

	As of
	March 31
	(in thousands)

Balance Sheet Data:	2007	2008	2009	2010	2011
Cash and Cash Equivalents (including restricted cash)	$1,522	$854	$566	$302	$794
Working capital (1)	$(1,757)	$(8,254)	$(4,147)	$459	$7,365

Total assets	$19,532	$21,082	$23,011	$30,927	$36,358
Total debt (2)	$6,108	$10,883	$8,956	$7,012	$6,845
Total liabilities	$8,478	$15,968	$14,098	$15,037	$13,342

Total Stockholders’ equity (deficit)	$11,054	$5,114	$8,913	$15,890	$23,016

(1)	Working capital is the amount by which current assets (excluding cash and cash equivalents) exceeds current liabilities
(2)	Total debt includes the current portion of the long term debt and short term borrowings which have also been included in the working capital amount.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this Registration Statement and specifically under the caption “Cautionary Note Regarding Forward-Looking Statements” under “Item 1A. Risk Factors.”  In addition, the following discussion of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Registration Statement.

Overview

We are engaged in the development, manufacture, sale and distribution of prescription generic pharmaceutical products in the United States through our wholly-owned subsidiary, Jubilant Cadista Pharmaceuticals Inc.(“Cadista Pharmaceuticals”).  Pharmaceutical products commonly referred to as “generics” are the pharmaceutical and therapeutic equivalents of brand-name drug products and are usually marketed under their established non-proprietary drug names, rather than under a brand name.  Generic pharmaceuticals are generally sold at prices significantly less than the brand product.  Generic pharmaceuticals contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as brand–name pharmaceuticals already approved for use in the United States by the Food and Drug Administration (“FDA”).  In order to gain FDA approval for a generic drug, we must file and the FDA must approve an abbreviated new drug application (“ANDA”) for such drug.

We sell our products in the United States primarily through pharmaceutical wholesalers and to national and regional pharmacy chains, mass merchandisers, government agencies and mail order pharmacies.  Our sales are generated primarily by our own sales force, with the support of our senior management team, customer service, and distribution employees.  For our fiscal years ended March 31, 2011 and March 31, 2010, approximately 99% and 97% of our product sales revenue, respectively, were derived from products sold under our own product label.  The balance of our product sales revenue was comprised of private label product sales (which products are sold by a customer under its name).  In addition to our product sales revenue, from time to time we provide drug development and manufacturing services to Jubilant and third parties (see “Development and Manufacturing Services” of “Item 1.  Business”).  These drug development services represented approximately 2% and 3% of our revenues in each of fiscal years 2011 and 2010, respectively.

We filed our first ANDA with the FDA in May, 1996, and through March 31, 2011 have filed a total of 19 ANDAs with the FDA.  Our first ANDA approval was received from the FDA in October, 1997.  We received two FDA products approvals, for Oxcarbazepine and Alendronate during the fiscal year ending March 31, 2010.  During our fiscal year ending March 31, 2011, we received two product approvals, for Meclizine hydrochloride and Cetirizine hydrochloride tablets, which were both approved in June 2010.  Our new product launches and marketing efforts relating to existing and new products have led to an increase in our revenues.  For the fiscal year ended March 31, 2011, we reported net revenue of $42.17 million, representing an increase of 47% and 91% as compared to the fiscal years ended March 31, 2010 and 2009, respectively.

As of March 31, 2011, we marketed 10 products, all of which are prescription generic pharmaceutical products, and had a pipeline that included five new products, four of which are currently subject to ANDAs under review by the FDA and one of which is in an earlier stage of development and for which an ANDA is expected to be filed with the FDA for review.  The ANDAs currently under review by the FDA have been on file with the FDA for an average of approximately 24 months.  The average approval time for our two ANDAs for which we received FDA approval during our fiscal year ended March 31, 2011 was approximately 30 months.  We anticipate that our portfolio of marketed products will continue to grow as a result of launches of products under ANDAs that have already been approved, approval of our ANDAs currently under review by the FDA, approval of a future ANDA for a product that we have in an earlier stage of development, products that we market under the 2011 Master Supply Agreement with Jubilant and our process of identifying new product development opportunities.  The specific timing of our new product launches is subject to a variety of factors, some of which are beyond our control, including the timing of FDA approval for ANDAs currently under review or that we file with respect to new products. The timing of these and other new product launches will have a significant impact on our results of operations.

The active compounds for our products, also called active pharmaceutical ingredients (“APIs”) are purchased from specialized manufacturers, including Jubilant, and are essential to our business operations.   Each individual API must be approved by the FDA as part of the ANDA approval process.  API manufacturers are also regularly inspected by the FDA.   We do not manufacture API for any of our products at our Salisbury, Maryland facility. While we believe that there are alternative suppliers available for the API used in our products, any interruption of API supply or inability to obtain API used in our products, or any significant API price increase not passed on to our customers, could have a material adverse impact on our business operations and financial condition.

Results of Operations for the Year Ended March 31, 2011 Compared to 2010

	March 31
	2011	2010	Change
	$000’s	$000’s	$000’s	Percent
Revenues	42,171	28,773	13,398	47%
Costs of revenues (exclusive of depreciation)	27,441	21,906	5,535	25%
Research and development expense (exclusive of depreciation and amortization)	585	1,599	(1,014)	(63)%
Selling, general and administrative expense (exclusive of depreciation and amortization)	4,398	3,598	800	22%
Depreciation and amortization	1,338	1,203	135	11%
Income/(loss) from operations	8,409	467	7,942	1,701%
Other expense, net	235	375	(140)	(37)%
Income/(loss) before income tax	8,174	92	8,082	8,785%
Income tax (benefit)/expense	1,048	(4,885)	5,933	121%
Net income/(loss)	7,126	4,977	2,149	43%

Revenues

We generate revenue principally from the sale of generic pharmaceutical products, which include a variety of products and dosage forms.  In addition to our product sales revenue, from time to time we provide drug development and manufacturing services to Jubilant and third parties (see “Development and Manufacturing Services” in Item 1. “Business”).  These drug development services contributed $0.8 million and $0.8 million of our revenue in fiscal year 2011 and 2010, respectively.

Revenues for the year ended March 31, 2011 increased 47% or $13.40 million to $42.17 million compared to revenues of $28.77 million from the prior fiscal year.  The increase in revenues is mainly attributable to new product launches in fiscal year 2011, in particular our launch of Meclizine Hydrochloride in June 2010, as well as an increase in revenue attributable to increasing the customer base for existing products.   The favorable impact of new product introductions was partially offset by price declines on certain existing products due to increased competition for such products.

Total revenues of our top selling products were as follows:

	March 31
	2011	2010	Change
Product	$000’s	$000’s	$000’s
Meclizine Tablets	11671	--	11,671
Terazosin capsules	9,747	8,868	879
Methylprednisolone tablets	9,176	9,684	(508)
Cyclobenzaprine tablets	4,683	4,497	186
HCTZ capsules and tablets	2,370	2,282	(88)
Other Product Revenues	3,726	2,608	1,118
Other Revenues	798	834	(36)
Total Revenues	42,171	28,773	$13,398

During the year ended March 31, 2011, our top five products (Meclizine, Terazosin, Methylprednisolone, Cyclobenzaprine and HCTZ) accounted for approximately 90% of our total consolidated revenues and approximately 95% of total consolidated gross margins for such year.

We launched Meclizine tablets in June 2010.  We sell Meclizine tablets, which are the generic version of Antivert®, in 12.5 mg. and 25 mg. strengths and two pack sizes for each strength.  Since our launch of Meclizine tablets, we believe that there has been only one competitor supplying this generic product in the U.S. Market.  Any new competition could result in significant declines in our sales volume and unit price, which may negatively impact our revenues and gross margins in future periods.

We launched Terazosin capsules in 2006.  We sell Terazosin capsules, which are the generic equivalent of Hytrin®, in four strengths, 1 mg., 2 mg., 5 mg. and 10 mg. and three pack sizes for each strength.  During both of our fiscal years, 2011 and 2010, there were at least four competitors supplying this generic product in the U.S. market.  The level of competition with respect to Terazosin negatively affects our gross margins from sales of this product, which decreased from our 2011 fiscal year to our 2010 fiscal year.  However, our volume of unit sales increased from our 2010 fiscal year to our 2011 fiscal year, resulting in an overall increase of our revenues from this product.  We believe that the size of the market for Terazosin increased during 2011 which resulted in the higher level of unit sales during 2011 compared to 2010; however our proportionate market share may not have increased.  Although we are not currently aware of new competitors who have commenced distributing this generic produce in the United States since the end of our 2011 fiscal year, or have plans to do so, there can be no assurance that we are aware of all activities in the market or plans of our competitors.  There can be no assurance that new competitors will not commence supplying this generic product in the future.  Any new competition could result in further reduction in unit price, and perhaps sales volume, which could negatively impact our revenue and gross margin in the future.

We launched Methylprednisolone tablets prior to July 2005.  We sell Methylprednisolone tablets, which are the generic equivalent of Medrol®, in four strengths (4 mg., 8 mg., 16 mg. and 32 mg.) and a total of two pack sizes for one strength and one pack size for the other three strengths.  We believe that during both our 2011 fiscal year and our 2010 fiscal year, that there were at least four competitors supplying this generic product in the U.S. market in 4mg. and 8 mg. strengths in the U.S. market.  We do not believe that there are any competitors currently supplying this generic product in 16 mg. or 32 mg. strengths in the U.S. market.  Methylprednisolone tablets are a steroid product.  Our gross margins are lower on the lower strengths of this product (i.e., 4 mg. and 8 mg. strengths), where volume is higher, and our gross margins are higher on the higher strengths of this product (i.e. 16 mg. and 32 mg.) where our volumes are significantly lower.  In March 2011, we initiated a voluntary recall of batches of two strengths (4 mg. and 8 mg.) of Methylprednisolone tablets due to some of those tablets being of low weight or not conforming to certain physical specifications.  This recall was designated a Class III recall by the FDA.  In connection with this recall, we voluntarily elected to make certain process revalidations and were out of the market for this product for a short period of time, which negatively impacted our revenues from Methylprednisolone tablets during out fiscal year ended March 31, 2011.  We relaunched these products in June, 2011.  Although we are not currently aware of new competitors who have commenced distributing this generic product in the United States since the end of our 2011 fiscal year, or have plans to do so, there can be no assurance that we are aware of all activities in this market or plans of our competitors.  There can be no assurance that new competitors will not commence supplying this generic product in the future.  Any new competition could result in further reduction in unit price, and perhaps sales volume, which could negatively impact our revenue and gross margin in the future.

We launched Cyclobenzaprine tablets in 2008.  We sell Cyclobenzaprine tablets, which are the generic version of Flexiril®, in two strengths, 5 mg. and 10 mg. and two pack sizes for each strength.  We believe that there were at least seven competitors supplying this generic product during our fiscal year ended March 31, 2011 and eight competitors supplying this generic product during our fiscal year ended March 31, 2010.  Cyclobenzaprine tablets are our highest volume product measured in units sold. However, given that there are at least seven competitors supplying this generic product, our pricing and gross margin for Cyclobenzaprine tablets remain under considerable pressure.  Although we are not currently aware of new competitors who have commenced distributing this generic product in the United States since the end of our 2011 fiscal year, or have plans to do so, there can be no assurance that we are aware of all activities in this market or plans of our competitors.  There can be no assurance that new competitors will not commence supplying this generic product in the future.  Any new competition could result in further reduction in unit price, and perhaps sales volume, which could negatively impact our revenue and gross margin in the future.

We launched HCTZ capsules and HCTZ tablets in 2008.  We sell HCTZ capsules, which are the generic equivalent of Microzide® caps, in only one strength (12.5 mg.) and two pack sizes.  We sell HCTZ tablets, which are the generic equivalent of Hydrodivril®, in two strengths (25 mg. and 50 mg.) and two pack sizes for each strength.  During both of our fiscal years ended March 31, 2011 and 2010, there were at least five competitors supplying this generic product in capsules and eight competitors in tablets.  As a result of there being a number of competitors selling generic equivalents of these products, our pricing and gross margins for these products are constantly under pressure.  Although we are not currently aware of new competitors who have commenced distributing these generic products in the United States since the end of our 2011 fiscal year, or have plans to do so, there can be no assurance that we are aware of all activities in this market or plans of our competitors.  There can be no assurance that new competitors will not commence supplying this generic product in the future.  Any new competition could result in further reduction in unit price, and perhaps sales volume, which could negatively impact our revenue and gross margin in the future.

Our other product revenues, in addition to sales from our top five product, during our 2011 fiscal year consisted of sales of Prednisone tablets, Prochlorperazine tablets, Lamotrigine tablets and Oxcarbazepine tablets.   We believe that there is significant competition with respect to each of these generic products and that our pricing and gross margins for these products are always under pressure.  Our revenues from sales of these other products increased during our fiscal year ended March 31, 2011 compared to our 2010 fiscal year primarily because of our launch of Oxcarbazepine tablets during our 2011 fiscal and, we believe because of, an increase in our share of the U.S. market for Prednisone tablets.

Cost of Revenues

Cost of revenues include our production and packaging costs, third party acquisition costs for materials supplied by others, inventory reserve charges and shipping and handling costs incurred by us to transport products to customers.  Cost of revenues does not include costs for amortization, including for acquired product rights or other acquired intangibles, nor depreciation, including with respect to our facility or equipment.

Cost of revenues increased 25% or $5.53 million to $27.44 million in the fiscal year ended March 31, 2011 compared to $21.91 million in the prior year.  This increase in cost of revenues was mainly attributable to higher product sales in the current year.

Our cost of revenues as a percentage of net revenues in the fiscal year ended March 31, 2011, decreased 11% from our prior fiscal year, decreasing from 76% in the fiscal year ended March 31, 2010 to 65% in our fiscal year ended March 31, 2011.  The majority of such 11% decrease was attributable to our launch of Meclizine tablets in June 2010, which constituted 28% of our total net revenue in our fiscal year ended March 31, 2011 and did not contribute to our revenues in our fiscal year ended March 31, 2010.  As a result of fewer competitors with respect to Meclizine tablets as compared to our other products, we are able to maintain a higher gross profit margin, thereby reducing the overall percentage that our cost of revenues represents relative to our net revenues.  The remainder of such 11% decrease, is attributable to improvements in our manufacturing efficiency, including a reduction of the period of time that we require to change from manufacturing one product line to another (during which our manufacturing equipment is not being utilized to manufacture product) and manufacturing larger batch sizes of products, which reduces the number of  product line changes we need to make during any given period.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of personnel-related costs, API costs, contract research and biostudy costs associated with the development of our products.  R&D expenses do not include any amortization or depreciation costs.

R&D expenses decreased 63% or $1.00 million to $0.60 million for the year ended March 31, 2011 compared to $1.60 million in the prior year.  This decrease was principally attributable to lower costs accounted towards pre-ANDA costs under the 2005 Supply Agreement, as well as a reduction of bio-study expenses related to new product development.  The Company decreased product development activity based on the financial resources available to the Company.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist mainly of personnel-related costs, advertising and promotion costs, professional services costs and insurance and travel costs.  Selling, general and administrative expenses do not include any amortization or depreciation costs.  As a public reporting company, we anticipate incurring a significant increase in general and administrative expenses as we operate as a public company.  These increases will likely include increased costs for insurance, costs related to hiring of additional personnel and payment to outside consultants, lawyers and accountants.  We also expect to incur significant costs to comply with the corporate governance, internal control and similar requirements applicable to public companies.

Selling, general and administrative expenses increased 22% or $0.80 million to $4.40 million for the year ended March 31, 2011 compared to $3.60 million for the prior year.  The increase in expense was primarily the result of increases of $0.26 million in payroll and benefits and $0.23 million in professional fees.

Depreciation and Amortization

Depreciation and amortization consists of depreciation on our real and personal property and amortization on an ANDA that we acquired in 2002.

Depreciation and amortization increased 11% or $0.14 million to $1.34 million for the year ended March 31, 2011 compared to $1.20 million for the prior year.  This increase was primarily the result of the full year’s impact of assets acquired during the fiscal year ended March 31, 2010 and depreciation of assets acquired during the fiscal year ended March 31, 2011.

Other expense, net

Other expense, net consists of interest and other finance costs, offset against interest and miscellaneous income.

Other expense, net decreased 37% or $0.14 million to $0.24 million for the year ended March 31, 2011 compared to $0.38 million for the prior year. This decrease was primarily the result of a reduction in interest costs due to a reduction in the effective interest rates and an increase in miscellaneous income.

Income Tax Benefit, Expense

The income tax benefit for the period decreased by $5.93 million to the expense of $1.04 million for the year ended March 31, 2011 compared to benefit of $4.89 million for the prior year. The income tax benefit in prior year represents the change in deferred tax assets valuation allowance with respect to the past accrued losses. The Company recognized the deferred tax assets in fiscal year ended March 31, 2010 as a result of improved performance from operations and it was more likely that the past carry forward losses would be utilized in the future. As the Company has generated profits in the 2011 fiscal year and the absence of major change in deferred tax assets, the benefits recognized in the previous fiscal years are reduced.

Results of Operations for the Year Ended March 31, 2010 Compared to 2009

	March 31
	2010	2009	Change
	$000’s	$000’s	$000’s	Percent
Revenues	28,773	22,056	6,717	30%
Cost of revenues (exclusive of depreciation)	21,906	16,968	4,938	29%
Research and development expense (exclusive of depreciation and amortization)	1,599	2,806	(1,207)	(43)%
Selling, general and administrative expense (exclusive of depreciation and amortization)	3,598	4,609	(1,011)	(22)%
Depreciation and amortization	1,203	1,094	109	10%
Income/(loss) from operations	467	(3,421)	3,888	114%
Other expense, net	375	680	(305)	(45)%
Income/(loss) before income tax	92	(4,101)	4,193	102%
Income tax (benefit)/expense	(4,885)	1	(4,886)	(488,600)%
Net income/(loss)	4,977	(4,102)	9,079	221%

Revenues

Revenues for the year ended March 31, 2010 increased 30% or $6.71 million to $28.77 million compared to revenues of $22.06 million from the prior fiscal year.  The increase in revenues is mainly attributable to increasing the customer base for existing products and the full year impact of Lamotrigine introduced in late fiscal 2009.   The favorable impact of new product introductions was partially offset by price declines on certain existing products due to increased competition for such products.

Total revenues of our top selling products were as follows:

	March 31
	2010	2009	Change
Product	$000’s	$000’s	$000’s
Terazosin capsule	8,868	7,409	1,459
Methylprednisolone tablets	9,684	7,726	2,958
Cyclobenzaprine tablets	4,497	3,086	1,411
HCTZ capsules and tablets	2,282	1,150	1,132
Other Product Revenues	2,608	1,652	956
Other Revenues	834	1,032	(198)
Total Revenues	$28,773	$22,055	$6,718

During the year ended March 31, 2010, our top four products (Terazosin, Methylprednisolone, Cyclobenzaprine and HCTZ) accounted for approximately 90% of our total consolidated revenues and approximately 93% of total consolidated gross margins for such year.

We launched Terazosin capsules in 2006.  We sell Terazosin capsules, which are the generic equivalent of Hytrin®, in four strengths, 1 mg., 2 mg., 5 mg. and 10 mg. and three pack sizes for each strength.  During both of our fiscal years, 2010 and 2009, there were at least four competitors supplying this generic product in the U.S. market.  The level of competition with respect to Terazosin negatively affects our gross margins from sales of this product, which decreased from our 2010 fiscal year to our 2009 fiscal year.  However, our volume of unit sales increased from our 2009 fiscal year to our 2010 fiscal year, resulting in an overall increase of our revenues from this product.  We believe that the size of the market for Terazosin increased during 2010 which resulted in the higher level of unit sales during 2010 compared to 2009; however our proportionate market share may not have increased.

We launched Methylprednisolone tablets prior to July 2005.  We sell Methylprednisolone tablets, which are the generic equivalent of Medrol®, in four strengths (4 mg., 8 mg., 16 mg. and 32 mg.) and a total of two pack sizes for one strength and one pack size for the other three strengths.  Methylprednisolone tablets are a steroid product.  The Company believes that during both its fiscal year ended March 31, 2010 and March 31, 2009, there were at least four competitors supplying this generic product in 4 mg. and 8 mg. strengths in the U.S. market.  We do not believe that there were any competitors supplying this product in 16 mg. or 32 mg. strengths in the U.S. market during 2009 or 2010.   Our gross margins are lower on the lower strengths of this product (i.e., 4 mg. and 8 mg. strengths), where volume is higher, and our gross margins are higher on the higher strengths of this product where our volumes are significantly lower.

We launched Cyclobenzaprine tablets in 2006.  We sell Cyclobenzaprine tablets, which are the generic version of Flexiril®, in two strengths, 5 mg. and 10 mg.  and two pack sizes for each strength.  We believe that there were at least eight competitors supplying this generic product during both of our fiscal years ended March 31, 2010 and March 31, 2009.  Cyclobenzaprine tablets are our highest volume product measured in units sold. However, given that there were at least eight competitors supplying this generic product during our 2010 and 2009 fiscal year, our pricing and gross margin for Cyclobenzaprine tablets were under considerable pressure.

We launched HCTZ capsules and HCTZ tablets in 2008.  We sell HCTZ capsules, which are the generic equivalent of Microzide® caps, in only one strength (12.5 mg.) and two pack sizes.  We sell HCTZ tablets, which are the generic equivalent of Hydrodivril®, in two strengths (25 mg. and 50 mg.) and two pack sizes for each strength.  During both of our fiscal years 2010 and 2009, there were at least five competitors supplying this generic product in the form of capsules and at least eight competitors supplying this product in the form of tablets.  As a result of the number of competitors selling generic equivalents of these products, our pricing and gross margins for these products were under considerable pressure during our 2009 and 2010 fiscal years.

Our other product revenues, in addition to sales from our top four products during our 2010 fiscal year, consisted of sales of Prednisone tablets, Prochlorperazine tablets and Lamotrigine tablets.  We believe that there is significant competition with respect to each of these generic products and that our pricing and gross margins for these products were under significant pressure during our 2009 and 2010 fiscal years.  Our revenues from sales of these other products increased during our fiscal year ended March 31, 2010 compared to our 2009 fiscal year, primarily because of a full year of sales of Lamotrigine tablets, which we launched in the fourth quarter of our 2009 fiscal years and, we believe because of, an increase in our share of the U.S. market for prednisone tablets.

Cost of Revenues

Costs of revenues increased 29% or $4.94 million to $21.91 million in the fiscal year ended March 31, 2010 compared to $16.97 million in the prior year.  This increase in cost of revenues was mainly attributable to higher product sales in the current year partially offset by manufacturing efficiencies, including an increase in utilization of our manufacturing capacity.

Research and Development Expenses

R&D expenses decreased 43% or $1.21 million to $1.60 million for the year ended March 31, 2010 compared to $2.81 million in the prior year.  This decrease was principally attributable to decreases in bio-study expenses related to new product development and expenses for exhibit batches.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 22% or $1.01 million to $3.60 million for the year ended March 31, 2010 compared to $4.61 million for the prior year.  The reduction in expense was primarily the result of decreases of $1.3 million in payroll and benefits, professional fees and other administrative expenses, offset by increases of $0.3 million in accrual for doubtful debts and other administrative expenses.

Depreciation and Amortization

Depreciation and amortization increased 10% or $0.11 million to $1.20 million for the year ended March 31, 2010 compared to $1.09 million for the prior year. This increase was primarily the result of  the addition of equipment.

Other expense, net

Other expense, net decreased 45% or $0.30 million to $0.38 million for the year ended March 31, 2010 compared to $0.68 million for the prior year. This decrease is largely attributable to a reduction of interest expense from $0.79 million in 2009 to $0.39 in 2010, and a reduction of other income from $0.11 million in 2009 to $0.01 million in 2010.  The decrease in interest expense was a result of the reduction of principal of outstanding loans in 2010.

Income Tax Benefit, Expense

Taxes on income decreased $4.89 million to negative $4.89 million in 2010 from $.001 million in 2009. The decrease is largely the result of a decrease of $4.93 million in a tax valuation allowance as we judged it more likely in fiscal year 2010 that certain deferred tax assets would be eventually utilized in the future, as a result of improved operating performance.

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, product development costs, and operating expenses. Historically, we have funded our operations primarily through cash flow from operations, private placements of equity securities to, and loan advances from, Jubilant including its affiliates and borrowings under our term loan and revolving credit facility with our banks.   As of   March 31, 2011, we had $6.8 million of outstanding borrowings under our bank credit facility. As of March 31, 2011, our principal sources of liquidity consisted of cash and cash equivalents of $0.8 million, and $0.1 million in availability under our revolving credit facility with our banks.

Funding Requirements

Our future capital requirements will depend on a number of factors, including: the continued commercial success of our existing products; launching  six products that are represented by two ANDAs that have been approved and the four ANDAs that are pending approval by the FDA as of March 31, 2011; the development of one new product that is currently being developed by us and for which an ANDA is expected to be filed with the FDA for review; and successfully identifying and sourcing other new product opportunities.

Our existing $6.5 million revolving credit facility expires in September 2011.  We are currently negotiating with the lenders under such facility with respect to an agreement providing for an extension of the term of such facility and for an increase of the credit limit to accommodate our business requirements.  There is no assurance that any such agreement will be reached.   In September 2011, when our current revolving credit facility expires, we will need to obtain an extension of the term of the current facility from our lenders or obtain a replacement revolving credit facility permitting borrowings of up to at least $6.5 million.  If we are unable to obtain such an extension or replacement credit facility at that time, we will need to reduce or curtail some or all of our operations.  In addition, Jubilant has arranged for a Letter of Comfort to be issued by its lender under its credit facility, which Letter of Comfort expires no later than March 31, 2012.  There can be no assurance that Jubilant will not cause such Letter of Comfort to be cancelled prior to its scheduled expiration or that if not so cancelled prior to its scheduled expiration, that Jubilant will cause or permit a new Letter of Comfort to be issued in substitution for the expiring Letter of Comfort.  Such cancellation of the current Letter of Comfort or failure to cause a substitute Letter of Comfort to be issued upon expiration of the current Letter of Comfort, could negatively impact our credit facilities under our Credit Agreement, including a reduction in the maximum amount under the Revolver.  Any such reduction or other negative impact could cause us to reduce or curtail some or all of our operations, or otherwise negatively effect our results of operations.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bank Facility” for a more detailed description of such Letter of Comfort.

Based on our existing business plan, we believe our existing sources of liquidity as of the date of this Registration Statement will be sufficient to fund our planned operations, including the continued development of our product pipeline, for at least the next 12 months.  However, we may require additional funds earlier than we currently anticipate in the event we change our business plan or encounter unexpected developments, including unforeseen competitive conditions within our product markets, changes in the regulatory environment, the loss of key relationships with suppliers or customers,  our inability to extend or replace our credit facility when it expires in September 2011, or the withdrawal of the current Letter of Comfort prior to its scheduled expiration or the failure of a substitute Letter of Comfort to be issued upon the expiration of the current Letter of Comfort.

If required, additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities or by selling convertible debt securities, further dilution to our existing stockholders may result. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, debt financings or collaboration arrangements.  Some of these transactions may be with Jubilant and its affiliates and some may be with third parties.

If adequate funds are not available, we may be required to terminate, significantly modify or delay the development or commercialization of new products. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

Cash Flows

Overview

On March 31, 2011, cash and cash equivalents on hand totaled $0.8 million, working capital totaled $7.37 million and our current ratio (current assets to current liabilities) was approximately 1.61 to 1.

The following tables summarize key elements of our financial position and sources and uses of cash and cash equivalents as of each of the three years ended March 31, 2009, 2010 and 2011:

	As of March 31,
	2009	2010	2011
	(in thousands)
Summary of Financial Position:
Cash and cash equivalents (Including restricted cash)	$566	$302	$794
Working capital (excluding Cash and Cash equivalents)	(4,147)	459	7,365
Total assets	23,011	30,927	36,358
Long-term debt (excluding current portion) net of cost of debt	-	1,992	-

	For the year ended March 31,
	2009	2010	2011
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(3,979)	$(587)	$3,483
Investing activities	(1,164)	(721)	(1,804)
Financing activities	4,855	1,044	(1,187)

Net increase (decrease) in cash and cash equivalents	$(288)	$(264)	$492

Working Capital

In 2011, our working capital increased by $6.91 million to $7.37 million from $0.46 million in 2010 primarily related to cash provided by operating activities and an increase in accounts receivable and inventories as well as a reduction in accounts payable.

Sources and Uses of Cash

Operating activities.    Cash flows from operations represent net income adjusted for certain non-cash items and changes in assets and liabilities.  Net cash provided (used) in operating activities was $3.48 million for the fiscal year ended March 31, 2011, compared to $(0.59) million for 2010 and $(3.98) million for 2009. This net increase in cash in 2011 compared to 2010 was primarily due to an increase in income from operations of $9.40 million (after adjustments of noncash items amounting to $2.27 million) offset by a decrease in cash due to an acquisition of inventory, which resulted in a net cash use of $1.73 million to meet future sales demands and launch new products.  Accounts receivable in fiscal 2011 increased over the prior year as a result of higher sales causing a $3.88 million use of cash. These cash outflows in fiscal 2011 compared to fiscal 2010 were further increased by a $0.37 million reduction in accounts payable.  Net cash used by operations was lower in fiscal 2010 compared to 2009 primarily due to a $3.40 million loss (after adjustments of non-cash items amounting to $1.11 million) from operations in 2009 compared to $1.25 million of income (after adjustment of non-cash items of $(3.73 million)) from operations in 2010 and an increase in inventories and receivables offset by an increase in accounts payable.

Investing activities.   Investing cash flows consist primarily of capital expenditures and proceeds from sales of property, plant or equipment.  Net cash used in investing activities was $1.80 million for the year ended March 31, 2011, compared to $.72 million for the year ended March 31, 2010 and $1.16 million for the year ended March 31, 2009.  The primary reason for this increase was a greater investment in equipment purchases and facility modification during the 2011 fiscal year compared to our 2010 fiscal year. During fiscal years 2010 and 2009 capital expenditures primarily consisted of the purchase of equipment to support increased production at our Salisbury, Maryland facility. Capital expenditures decreased in 2010 as compared to 2009 as a result of an increase in the Company’s working capital requirements, which the Company was not otherwise able to finance through an increase of its revolving credit facility.  In February 2010, our revolving credit facility with our banks was increased from $3.0 million to $6.5 million.

Financing activities.  Financing cash flows consist primarily of borrowings and repayments of debt and issuances and repurchases of Common Stock.  Net cash used by financing activities was $1.19 million for the year ended March 31, 2011, compared to $1.04 million provided for the year ended March 31, 2010 and $4.85 million for the year ended March 31, 2009.   The reduction in cash flow from financing activities was due to the scheduled repayment of long term debt and also repayment of a short term loan from one of our affiliates offset by the proceeds from short term borrowings of $1.82 million from the lenders under our revolving credit facility. Financing activities during fiscal year 2010 consisted of: the issuance of Common Stock to an affiliate of Jubilant which generated $2 million of cash, while the repayment of $2 million of debt to State Bank of India, NY and Bank of Baroda, NY consumed $2 million of cash; and a loan of $1 million from an affiliate of Jubilant and $0.04 million in short term borrowings, net of repayments, generated additional cash.  Financing activities during fiscal year 2009 primarily consisted of: the issuance of Common Stock to an affiliate of Jubilant which generated $8 million of cash, while the repayment of $2 million of debt to State Bank of India, NY and Bank of Baroda, NY consumed $2 million of cash; and short term loans from related parties generated $4.30 million of cash, while repayment of short term loans from affiliates of Jubilant consumed $5.40 million of cash.

Bank Facility

Cadista Pharmaceuticals has been a party to a Credit Agreement (as amended, the “Credit Agreement”) with State Bank of India, New York Branch and Bank of Baroda entered into in September 2006, and which has subsequently been amended.  The facilities under the Credit Agreement initially included a $3.0 million Revolving Credit Facility (“Revolver”) and initial advances of $8.0 million in term loans (“Term Loans”).  Proceeds of Term Loans were used principally to renovate and expand our facility in Salisbury, Maryland and to purchase equipment for that facility.  Proceeds from loans under the Revolver are used primarily for working capital purposes.  The Term Loans bear interest, payable monthly, at a rate of six month LIBOR plus 165 basis points.  Principal on the Term Loans is payable in eight equal installments of principal every six months commencing 12 months after the weighted average drawdown date, which was April 24, 2007, with the final payment due on October 24, 2011.  As of March 31, 2011, $1.992 million (consisting of $2.0 million of outstanding principal reduced by $.008 million toward debt initiation cost) remained outstanding on the Term Loans.  The original Credit Agreement was amended in February 2010 to increase the total amount available under the Revolver to $6.5 million and increase the applicable interest rate under the Revolver from six months LIBOR plus 175 basis points to six month LIBOR plus 275 basis points. The Revolver is payable upon demand, pursuant to the terms of the Credit Agreement.  Interest on the Revolver and the Term Loans is payable monthly.  The principal of the Revolver and of the Term Loans can be prepaid without penalty or premium.  As of March 31, 2011, $4.85 million was outstanding on the Revolver.

The Revolver is secured by all of Cadista Pharmaceuticals’ goods and inventory, accounts receivable, contract rights and current assets.  Term Loans under the Credit Agreement are secured by all other assets of Cadista Pharmaceuticals not securing the Revolver. Term Loans and the revolver are guaranteed by Cadista Holdings Inc.  Loans under the Credit Agreement were initially guaranteed by Jubilant Pharma Pte Ltd.  That guarantee was terminated by mutual agreement in October 2007.  Jubilant Pharma Pte Ltd. has pledged its stock of Cadista Holdings Inc. to secure Cadista Pharmaceuticals’ obligations under the Credit Agreement.  The guaranty of Cadista Holdings Inc. is secured by a pledge of stock of Cadista Pharmaceuticals held by Cadista Holdings Inc.  In connection with the amendment of the Original Credit Agreement in February 2010, increasing the maximum amount under the Revolver from $3.0 million to $6.5 million, State Bank of India, Corporate Accounts Group, New Delhi, India Branch (“SBI CAG”), with whom Jubilant has a credit facility, issued a letter of comfort (the “Original Letter of Comfort”) in favor of State Bank of India, New York Branch (“SBI NY”) providing for the following: (i) that the security for Jubilant’s credit facility with SBI CAG would not be released so long as any liabilities of Cadista Pharmaceuticals, to SBI NY; including amounts under the Revolver, remain outstanding: and (ii) SBI CAG’s obligation to indemnify and hold SBI NY harmless, and pay any claim submitted by SBI NY arising from a default by Cadista Pharmaceuticals, for up to $3.5 million principal amount of loans funded by SBI NY under the Revolver, together with accrued interest thereon and other fees and commissions arising under the Credit Agreement.  The Original Letter of Comfort expired in March 31, 2011, and was replaced by a similar letter of comfort (the “Replacement Letter of Comfort”) issued by SBI CAG in favor of SBI NY on April 21, 2011.  Upon the expiration of the Original Letter of Comfort until the issuance of the Replacement Letter of Credit, the maximum amount of the Revolver was reduced by $1.5 million from $6.5 million to $5.0 million and Jubilant pledged $2.0 million of collateral to SBI NY to secure the Revolver.

The Replacement Letter of Comfort was issued pursuant to Jubilant’s credit facility with SBI CAG.  The Replacement Letter of Comfort is effective until the earlier of (a) March 31, 2012 or (b) the date that all liabilities of Cadista Pharmaceuticals to SBI NY have been extinguished.   However, there can be no assurance that Jubilant will not cause the Replacement Letter of Comfort to be cancelled prior to its scheduled expiration or that if not so cancelled prior to its scheduled expiration, that Jubilant will cause or permit a new Letter of Comfort to be issued in substitution for the expiring Replacement Letter of Comfort.  Such cancellation of the Replacement Letter of Comfort or failure to cause a substitute Letter of Comfort to be issued upon expiration of the Replacement Letter of Comfort, would constitute a default under the Credit Agreement and could negatively impact our credit facilities under our Credit Agreement, including a reduction in the maximum amount under the Revolver or termination of such facility. Any such reduction or other negative impact could cause us to reduce or curtail some or all of our operations, or otherwise negatively effect our results of operations.

The Credit Agreement requires Cadista Pharmaceuticals to maintain a ratio (“Leverage Ratio”) of (i) unconsolidated long and short term indebtedness for borrowed money not subordinated to the bank (including capitalized leases, guarantees, mandatory redeemable stock and letters of credit) to (ii) EBITDA of no more than 3:1 as measured on the last day of Cadista’s fiscal year.  “EBITDA” is determined at the end of each fiscal year on an unconsolidated basis and consists of net income plus the following: interest expense; depreciation expense; amortization expense; income tax expense; and research and development expense.  The Credit Agreement also requires Cadista Pharmaceuticals to maintain a ratio (“Interest Coverage Ratio”) of EBITDA to interest expense (the sum of all interest charges for a period, on an unconsolidated basis) of no less than 2.0:1 as measured on the last day of each fiscal year.  At the end of fiscal years 2008 and 2009 Cadista Pharmaceuticals was out of compliance with the foregoing covenants, which was applicable for determining the imposition of a default interest rate (as a result of financial non-compliance) for the immediate subsequent fiscal years, 2009 and 2010, respectively.  Cadista Pharmaceuticals regained compliance at the end fiscal year 2010 (which was applicable for determining the imposition of a default interest rate for fiscal year 2011 as a result of financial covenant non-compliance).  As a result of being out of compliance Cadista Pharmaceuticals paid a default rate of interest (2% increase over the otherwise applicable interest rate) on the Term Loans and Revolver during the fiscal years 2009 and fiscal year 2010.

As of March 31, 2011, Cadista Pharmaceuticals’ Leverage Ratio was 0.66:1 and Cadista Pharmaceuticals’ Interest Coverage Ratio was 32.18:1.  Therefore, Cadista Pharmaceuticals was in compliance with the financial covenants as of that date.

The Credit Agreement contains various other covenants, including covenants restricting Cadista Pharmaceuticals’ ability to incur additional indebtedness to banks and other financial institutions, create liens, make certain investments, sell assets, or enter into a merger or acquisition.  Cadista Pharmaceuticals is permitted to pay dividends so long as there is no breach of the financial covenants.

The Revolver expires in September 2011.   We are currently negotiating with the lenders under such facility with respect to an agreement providing for an extension of the term of such facility and for an increase of the credit limit to accommodate our business requirements.  Prior to the expiration of our current revolving credit facility in September 2011, we will need to obtain an extension of the term of the current facility from our lenders or obtain a replacement revolving credit facility permitting borrowings of up to at least $6.5 million.  If we are unable to obtain such an extension or replacement credit facility at that time, we will need to reduce or curtail some or all of our operations.

Contractual Obligations and Commitments

The following table summarizes our expected cash payments on contractual obligations as of March 31, 2011. Some of the amounts included herein are based on management’s estimates and assumptions about some of these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  In addition, the actual amount that may be required in the future to repay our bank credit facility may be different, including as a result of additional borrowings under our Credit Agreement.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in thousands)
Long-term debt obligations and other debt(1)	$6,872	$6,872	$--	$--	$--
Operating lease obligations(2)	94	66	28	--	--
Other obligations and commitments(3)	646	646	--	--	--

Total (4)	$7,612	$7,584	$28	$--	$--

(1)
Amount represent total anticipated cash payments and anticipated interest payments, as applicable, on our bank credit facility, our short-term debt obligations and the current and long-term portion of our long term-debt obligations assuming existing debt maturity.

(2)	Includes annual minimum lease payments related to non-cancelable operating leases.

(3)	Other obligations and commitments include agreements to purchase third-party manufactured products, capital purchase obligations for the construction or purchase of property, plant and equipment.

(4)
Total does not include contractual obligations already included in current liabilities on our Consolidated Balance Sheet (except for short-term debt and the current portion of long-term debt) or certain purchase obligations, which are discussed below.

For purposes of the table above, obligations for the purchase of goods or services are included only for purchase orders that are enforceable, legally binding and specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the timing of the obligation. Our purchase orders are based on our current manufacturing needs and are typically fulfilled by our suppliers within a relatively short period. At March 31, 2011, we have open purchase orders, that represent authorizations to purchase rather than binding agreements, that are not included in the table above..

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, net revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Capital Expenditures

Our capital expenditures during our fiscal year 2011, 2010, and 2009 were $1.81 million, $0.73 million and $1.17 million respectively. Capital expenditures in each such fiscal year were attributable to the purchase of scientific equipment and improvements to our Salisbury, Maryland facility.

Effects of Inflation

We do not believe that our sales or operating results have been materially impacted by inflation during the periods presented in our financial statements. There can be no assurance, however, that our sales operating results will not be impacted by inflation in the future.

Critical Accounting Policies

Critical accounting policies are those that require application of our management’s most difficult, subjective or complex judgments often as a need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.  The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The most significant estimates in our consolidated financial statements are discussed below. Actual results could vary from those estimates.

Revenue Recognition and Provision for Sales Returns and Allowances

Revenue from sale of goods is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer and when the following criteria are met:
▪           Persuasive evidence of an arrangement exists;
▪           The price to the buyer is fixed and determinable; and
▪           Collectability of the sales price is reasonably assured.

Revenue from sale of goods is shown net of applicable discounts, prime vendor chargeback, and sales return.

We participate in prime vendor programs with a government entity whereby pricing on products is extended below the wholesale list price.  This government entity purchases products through wholesalers at the lower prime vendor price, and the wholesaler charges the difference between their acquisition cost and the lower prime vendor price back to us. We determine our estimates of the prime vendor chargeback primarily based on historical experience regarding prime vendor chargebacks and current contract prices under the prime vendor programs. Accruals for chargebacks are reflected as a direct reduction to revenues and accounts receivable.

Revenue arrangements with multiple deliverables, if any, are evaluated to determine if the deliverables (items) can be divided into more than one unit of accounting. An item can generally be considered a separate unit of accounting if all of the following criteria are met:

▪           The delivered item(s) has value to the customer on a standalone basis;
▪           There is objective and reliable evidence of the fair value of the undelivered item(s); and
▪           If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

If an arrangement contains more than one element, the arrangement consideration is allocated among separately identified elements based on relative fair values of each element or residual method.

Revenues related to contract manufacturing arrangement are recognized when performance obligations are substantially fulfilled. Revenues related to development contracts are recognized on proportionate performance basis. Customarily for contract manufacturing and development services, we receive upfront non-refundable payments which are recorded as deferred revenue. These amounts are recognized as revenues as obligations are fulfilled under contract manufacturing arrangement and as milestones are achieved for development arrangements.

We are currently performing services pursuant to only one development contract, which we entered into during our fiscal year ended March 31, 2010.  This contract provides for specified payments upon the completion of six development milestones. Of the total payments due upon completion of the milestones, 16.83%, 24.87%, 5.01%, 14.80%, 20.16% and 18.33% are due upon completion of the first, second, third, fourth, fifth and sixth milestones, respectively.  One-half of the total specified payments for achievement of all milestones was paid to us upon execution of the agreement, with the remainder of the milestone payments to be invoiced by and payable to us upon completion of each respective development milestone.  The Company recognizes revenue related to its milestone activities in proportion to the completed level of activity to the total estimated duration of the project. At the time of invoicing upon achieving a milestone, the 50% deposit is adjusted from the invoice. From time to time the other contracting party (the “Development Requesting Party”) requests us to perform additional activities as part of the activities described in the contract that were not contemplated by our contract, for which we invoice the Development Requesting Party and recognize revenue, adjusting the activity time to the total estimated time for arriving at the completed activity percentage.  In case a completely additional activity is requested, the revenue is recognized upon completion of the activity.  The Development Requesting Party also transferred certain equipment to us, without charge, in connection with our entering into the development contract, the fair value of which is also recognized as revenue over the estimated life of the project.  The estimated life of the project is evaluated by us on a regular basis.  This contract remains in effect until the earlier of: all contemplated development work is completed; a party terminates for breach by the other party; or the Development Requesting Party terminates the contract without cause upon at least 30 days prior written notice.  If the Development Requesting Party were to terminate the contract without cause, or we were to terminate the contract as a result of a default by the Development Requesting Party, we are entitled to full payment of the amount corresponding to the development milestone with respect to which we are then engaged.  Pursuant to the terms of the contract, there are no penalties or refunds that would be applicable in the event the contract is terminated by either party.

When we receive advance payments from customers for sale of products, such payments are reported as advances from customers until all conditions for revenue recognition are met.

Allowances for sales returns are estimated and provided for in the year of sales.  Such allowances are made based on the historical trends.  We have the ability to make a reasonable estimate of the amount of future returns due to the volumes of homogeneous transactions and historical experience with similar types of sales of products.  In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to categories where established products exist and are sold in the market.  Further, we evaluate the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made.

As customary in the pharmaceutical industry, our gross product sales are subject to a variety of deductions in arriving at reported net product sales. When we recognize revenue from the sale of our products, an estimate of sales returns and allowances (“SRA”) is recorded which reduces product sales. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the SRA amount. These adjustments include estimates for chargebacks, rebates, cash discounts and returns and other allowances. These provisions are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and current contract sales terms with direct and indirect customers. The estimation process used to determine our SRA provision has been applied on a consistent basis and no material adjustments have been necessary to increase or decrease our reserves for SRA as a result of a significant change in underlying estimates. We use a variety of methods to assess the adequacy of our SRA reserves to ensure that our financial statements are fairly stated. This includes periodic reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the SRA reserves.

Chargebacks — The provision for chargebacks is our most significant sales allowance. A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid to us by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. Our chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at contract prices. Historically we have validated the chargeback accrual annually through a review of the inventory reports obtained from our largest wholesale customers.  Commencing with our 2012 fiscal year, we plan to conduct such reviews quarterly based upon such inventory reports. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent 85% - 90% of our chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates — Rebates include volume related incentives to direct and indirect customers and Medicaid rebates based on claims from Medicaid benefit providers.

Volume rebates are generally offered to customers as an incentive to continue to carry our products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for rebates is estimated based on our customers’ contracted rebate programs and our historical experience of rebates paid. Any significant changes to our customer rebate programs are considered in establishing our provision for rebates. We continually monitor our customer rebate programs to ensure that the liability for accrued rebates is fairly stated.

The provision for Medicaid rebates is based upon historical experience of claims submitted by the various states. We monitor Medicaid legislative changes to determine what impact such legislation may have on our provision for Medicaid rebates. Our accrual of Medicaid rebates is based on historical payment rates and is reviewed on a quarterly basis against actual claim data to ensure the liability is fairly stated.

Returns and Other Allowances — Our provision for returns and other allowances include returns, pricing adjustments, promotional allowances.  Billback adjustments primarily reflect the service level penalties and are charged to our income statement at actual amounts.

Consistent with industry practice, we maintain a return policy that allows our customers to return product for credit. In accordance with our return goods policy, credit for customer returns of product is applied against outstanding account activity or by check. Product exchanges are not permitted. Customer returns of product are not resalable unless the return is due to a shipping error and then only if the item is returned within 14 days of shipment. Our estimate of the provision for returns is based upon historical experience and current trends of actual customer returns. Additionally, we consider other factors when estimating our current period return provision, including levels of inventory in our distribution channel as well as significant market changes which may impact future expected returns, and make adjustments to our current period provision for returns when it appears product returns may differ from our original estimates.

Pricing adjustments, which include shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to our direct customers. Shelf stock adjustments are based upon the amount of product our customers have in their inventory at the time of an agreed-upon price reduction. The provision for shelf stock adjustments is based upon specific terms with our direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. We regularly monitor all price changes to help evaluate our reserve balances. The adequacy of these reserves is readily determinable as pricing adjustments and shelf stock adjustments are negotiated and settled on a customer-by-customer basis.

Promotional allowances are credits that are issued in connection with a product launch or as an incentive for customers to begin carrying our product. We establish a reserve for promotional allowances based upon these contractual terms.

Billback adjustments are credits that are issued to certain customers who purchase directly from us as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price.

Cash Discounts — Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts are estimated based upon invoice billings, utilizing historical customer payment experience. Our customer’s payment experience is fairly consistent and most customer payments qualify for the cash discount. Accordingly, our reserve for cash discounts is readily determinable.

The estimation process used to determine our SRA provision has been applied on a consistent basis and there have been no significant changes in underlying estimates that have resulted in a material adjustment to our SRA reserves. The Company does not expect future payments of SRA to materially exceed our current estimates. However, if future SRA payments were to materially exceed our estimates, such adjustments may have a material adverse impact on our financial position, results of operations and cash flows.

Our gross revenues for the fiscal years ended March 31, 2011, March 31, 2010 and March 31, 2009, before deductions for chargebacks, rebates and incentive programs (including rebates paid under federal and state government Medicaid drug reimbursement programs), sales returns and other sales allowances were as follows (in $ thousands):

Description	2009	2010	2011
Gross Revenues	$32,113	37,926	57,819
Chargebacks	8,075	7,290	12,199
Rebates, fees, incentives and cash discounts	2,363	1,924	2,491
Medicaid	566	656	1,104
Returns	86	117	651
Net product sales	21,023	27,939	41,374
Net to Gross %	65.4%	73.7%	71.6%

The following tables summarize the roll forward for the fiscal years ended March 31, 2011, 2010 and 2009 in the accounts affected by the estimated provisions described below (in $ thousands):

	For the Year Ended March 31, 2011
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	Provision reversal recorded for prior period sales(1)	Credits processed	Ending balance
Chargebacks	843	12,199	--	11,365	1,677
Rebates and incentive programs	809	2,491	--	2,101	1,199
Returns	123	651	--	521	457
Cash discounts and other	93	1,104	--	973	254
Total	1,868	16,879	--	15,394	3,587

	For the Year Ended March 31, 2010
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	Provision reversal recorded for prior period sales(1)	Credits processed	Ending balance
Chargebacks	1,951	8,321	1,031	8,398	843
Rebates and incentive programs	628	1,924	--	1,743	809
Returns	123	117	--	117	123
Cash discounts and other	94	656	--	657	93
Total	2,796	10,264	--	11,191	1,868

	For the Year Ended March 31, 2009
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	Provision reversal recorded for prior period sales(1)	Credits processed	Ending balance
Chargebacks	2,963	8,075	--	9,087	1,951
Rebates and incentive programs	80	2,363	--	1,815	628
Returns	49	86	--	12	123
Cash discounts and other	111	566	--	583	94
Total	3,203	11,073	--	11,480	2,796

(1) Unless specific in nature, the amount of provision or reversal of reserves related to prior periods for chargebacks is not determinable on a product or customer specific basis; however, based upon historical analysis and analysis of activity in subsequent periods, we have determined that our chargeback estimates remain reasonable.

Inventory Valuation

Inventories consist of finished goods held for distribution, raw materials and work in process. Included in inventory are generic pharmaceutical products that are capitalized only when the bioequivalence of the product is demonstrated or the product is already FDA approved and is waiting to enter the marketplace. Inventory valuation reserves are established based on a number of factors/situations including, but not limited to, raw materials, work in process, or finished goods not meeting product specifications, product obsolescence, and lower of cost (first-in, first-out method) or market (net realizable value) write downs. The determination of events requiring the establishment of inventory valuation reserves, together with the calculation of the amount of such reserves may require judgment. Assumptions utilized in our quantification of inventory reserves include, but are not limited to, estimates of future product demand, consideration of current and future market conditions, product net selling price, anticipated product launch dates, potential product obsolescence and other events relating to special circumstances surrounding certain products. No material adjustments have been required to our inventory reserve estimates for the periods presented. Adverse changes in assumptions utilized in our inventory reserve calculations could result in an increase to our inventory valuation reserves and higher cost of revenues.

Depreciation on Property, plant and equipment

The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method.

The estimated useful lives of assets are as follows:

Building	30 years
Machinery and equipment	4 - 10 years
Office furniture and equipment	10 years
Computers	5 years
Vehicles	3- 5 years

Any change in the estimated life would have the impact on our Financial Position.

Intangible assets and amortization

Intangible assets are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed. The estimated useful lives of the intangible assets are as follows:

Abbreviated New Drug Applications (ANDA’s)                              10 years

The estimated useful life of an identifiable intangible asset is based on a number of factors  including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Any change in the estimated life would have the impact on our Financial Position.

Research and development

Product development costs are expensed as incurred. These expenses include the costs of our internal product development efforts, acquired in-process product development, as well as external API, contract research and biostudy costs associated with the development of our products. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses is capitalized as tangible assets when acquired or constructed.

Income taxes

Income taxes are accounted for using the asset and liability method.  The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to us.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance of any tax benefits of which future realization is uncertain.

In assessing the realisibility of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.  Management considers the projected future taxable income and tax planning strategies in making this assessment.

We apply a two-step approach for recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement.  We include interest and penalties related to unrecognized tax benefits within our provision for income tax expense.

Other Accounting Estimates

In addition to the above described estimates, we make estimates regarding the following:

Allowances for our accounts receivable are made in accordance with our own assessments, which are based upon analysis of historical payment patterns, customer concentrations, customer credit worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required.

Our estimate of liability relating to pending litigation or other proceedings is based on currently available facts, advice from our legal counsel and our assessment of the probability of an unfavourable outcome. Taking into account the uncertainty of the ultimate outcome of any litigation and the amount of any losses, we reassess our estimates as and when additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued a clarification of the accounting treatment of fees paid to the federal government by pharmaceutical manufacturers. These amendments are effective January 1, 2011, when the fee initially becomes effective.  These amendments specify that the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year over which it is payable. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition—milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The Company believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”. This establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. This is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Quantitative and Qualitative Disclosure about Market Risk

Our market risks relate primarily to changes in interest rates. Our bank credit facility bears floating interest rates that are tied to LIBOR and, therefore, our statements of operations and our cash flows will be exposed to changes in interest rates. A one percentage point increase in LIBOR would cause an increase to the interest expense on our borrowings under our bank credit facility of approximately $0.068 million (based on outstanding balances at March 31, 2011). We historically have not engaged in interest rate hedging activities related to our interest rate risk.

At March 31, 2011, we had cash and cash equivalents of $0.8 million, inclusive of restricted cash. These amounts are held primarily in cash and money market funds. We do not enter into investments for trading or speculative purposes.  Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

While we operate primarily in the U.S., we do have foreign currency considerations. We generally incur sales and pay our expenses in U.S. dollars.  All of our vendors that supply us with API are located in a number of foreign jurisdictions, including India, and we believe they generally incur their respective operating expenses in local currencies. As a result, these suppliers may be exposed to currency rate fluctuations and experience an effective increase in their operating expenses in the event their local currency fluctuate vis-a-vis the U.S. dollar. In this event, such suppliers may elect to stop providing us with these services or attempt to pass these increased costs back to us through increased prices for API sourcing that they supply to us. Historically we have not used derivatives to protect against adverse movements in currency rates.

We do not have any foreign currency or any other material derivative financial instruments.

Item 3. Properties.

We maintain our principal executive offices at our facility located at 207 Kiley Drive, Salisbury, Maryland.  The facility measures 90,489 square feet, consisting of 6,645 square feet of office space, 44,522 square feet of warehouse, shipping, receiving and common area space and 39,322 square feet of manufacturing space.  We own the property, subject to a mortgage to secure our bank facility.  See “Item 2. Financial Information – Liquidity and Capital Resources – Bank Facility.”

We also lease 2,997 square feet of office space at 1155 Business Center Drive, Horsham, Pennsylvania at an annual base rental of approximately $0.065 million (which increases to approximately $0.066 million in August 2011) with a term expiring in August, 2012.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the beneficial ownership of our Common Stock as of March 31, 2011, by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of Common Stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC.  These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.  Percentage of beneficial ownership is based on 117,797,180 shares of Common Stock outstanding as of March 31, 2011.  Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of Common Stock shown as beneficially owned by the stockholder.

Name	Amount Owned	Percentage of Class
5% Stockholders:
Jubilant Life Sciences Holdings, Inc. (1)	34,482,759	29.27%
Jubilant Pharma Pte Ltd. (2)	62,560,815	53.11
Jubilant Life Sciences Ltd. (3)	97,043,574	82.38
Executive Officers and Directors:
R. Sankaraiah (4)	—	*
Frank C. Becker	—	*
Arun Seth	—	*
Neeraj Agrawal (5)	—	*
Scott Delaney	—	*
Ward Barney	—	*
Kamal Mandan	—	*
All executive officers and directors as a group (7 persons)	—	*

*  Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)
Jubilant Life Sciences Holdings Inc. is a direct majority owned subsidiary of Jubilant Pharma Pte Ltd. and is an indirect wholly-owned subsidiary of Jubilant Life Sciences Ltd. (see footnotes (2) and (3) below).  Voting, investment and dispositive decisions are exercised by the Board of Directors of Jubilant Life Sciences Holdings, Inc. which currently consists of four members: Shyam S. Bhartia; Hari S. Bhartia; R. Sankaraiah; and John P. Reilly.  The address for Jubilant Life Sciences Holdings Inc. is c/o Jubilant Life Sciences Ltd., 1-A, Sector 16-A, Institutional Area, Noida – 201, 301, UP, India.

(2)
Jubilant Pharma Pte Ltd. is a wholly-owned subsidiary of Jubilant Life Sciences Ltd. and owns more than fifty (50%) of the outstanding voting capital stock of Jubilant Life Sciences Holdings Inc.  Jubilant Pharma Pte Ltd. is the record holder of 62,560,815 shares of Common Stock. Voting, investment and dispositive decisions regarding all shares held of record of Jubilant Pharma Pte Ltd., including the shares of Cadista Common Stock owned by it and the shares of capital stock of Jubilant Life Sciences Holdings Inc. owned by it, are exercised by its Board of Directors, consisting of Shyam S. Bhartia, Hari S. Bhartia, R. Sankaraiah and Arranganal s/o Kathamuthu.  All shares of Common Stock currently owned of record and beneficially by Jubilant Pharma Pte Ltd. are pledged to the State Bank of India, New York Branch and Bank of Baroada as security for the revolving and term loan facility of Cadista. See “Item 2. Financial Information – Liquidity and Capital Resources – Bank Facility.” The address for Jubilant Pharma Pte Ltd. is c/o Jubilant Life Sciences Ltd., 1-A, Sector 16-A, Institutional Area, Noida-201, 301, UP, India.

(3)
Each of Jubilant Pharma Pte Ltd. and Jubilant Life Sciences Holdings Inc., the record holders of an aggregate of 97,043,574 shares of Common Stock, are direct or indirect wholly-owned subsidiaries of Jubilant Life Sciences Ltd.  Accordingly, Jubilant Life Sciences Ltd. may be deemed to beneficially own all such shares.  The Board of Directors of Jubilant Life Sciences Ltd. has the power to elect the directors of Jubilant Pharma Pte Ltd. and indirectly to elect the directors of Jubilant Life Sciences Holdings Inc.  The Board of Directors of Jubilant Life Sciences Ltd. consists of ten individuals, including:  Shyam S. Bhartia (who is also a director of Jubilant Life Sciences Holdings Inc. and Jubilant Pharma Pte Ltd.) and Hari S. Bhartia (who is also a director of Jubilant Life Sciences Holdings Inc. and Jubilant Pharma Pte Ltd.).  R. Sankaraiah, who is a member of our Board of Directors and is also a member of the Board of Directors of Jubilant life Sciences Holdings, Inc. and Jubilant Pharma Pte Ltd., is Executive Director-Finance of Jubilant Life Sciences Ltd., Neeraj Agrawal, who is a member of our Board of Directors, is Chief Executive Officer – Generics of Jubilant Life Sciences Ltd.  Jubilant Life Sciences Ltd.’s equity shares trade on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.  As of March 31, 2011, a group of stockholders of Jubilant Life Sciences Ltd., including Messrs. Shyam S. Bhartia and Hari S. Bhartia, together with members of their immediate families and entities controlled by them, in the aggregate, beneficially owned 75,152,024 equity shares equal to approximately 47.18% of Jubilant Life Sciences Ltd.’s outstanding equity shares.  The address for Jubilant Life Sciences Ltd. is 1-A, Sector 16-A, Institutional Area, Noida – 201, 301, UP, India.

(4)	R. Sankaraiah is a director of Jubilant Life Sciences Holdings Inc. and Jubilant Pharma Pte Ltd., and Executive Director-Finance of Jubilant Life Sciences Ltd.

(5)	Neeraj Agrawal is an executive officer of Jubilant Life Sciences Ltd.

Item 5.  Directors and Executive Officers.

Set forth below are the name, age and position and a brief account of the business experience of our Directors and executive officers.

Name	Age	Position
R. Sankaraiah	52	Director
Frank C. Becker	75	Director
Arun Seth	59	Director
Neeraj Agrawal	37	Director
Scott Delaney	42	Director, President and Chief Executive Officer
Ward Barney	59	Chief Operating Officer
Kamal Mandan	49	Chief Financial Officer

R. Sankaraiah has been a member of our Board of Directors and the Board of Directors of our wholly-owned subsidiary, Jubilant Cadista Pharmaceuticals, Inc. (“Cadista Pharmaceuticals”), since June, 2005.  He is the Executive Director - Finance of Jubilant. Mr. Sankaraiah is a fellow member of the Institute of Chartered Accountants of India and has experience of over 26 years. He joined Jubilant on September 9, 2002. He is currently responsible for the financial planning, treasury operations, accounting, taxation, legal, secretarial, investor relations, management assurance and information technology functions of Jubilant and its subsidiaries.  He also holds the position of director in a number of Jubilant’s subsidiaries in India and overseas and since 2009 has been Group Finance Director of the Jubilant Bhartia Group Companies.  He is also a board member in Axis Holdings Pvt. Ltd., which is engaged in the business of Investment Management.  Prior to joining Jubilant, he was with SRF Limited, New Delhi and held various positions spanning more than 16 years.  He is a member of the National Committee on Accounting Standards and Taxation of the Confederation of Indian Industry (CII).  Also, he is a member of the Chief Financial Officer working group formed by the Ministry of Corporate Affairs of the Government of India to look into issues on convergence of International Generally Accepted Accounting Principles and International Financial Reporting Standards and a member of the collation on international taxation in India.  He was a Government Nominee of the Central Council of Institute of Company Secretaries of India.  Mr. Sankaraiah is a citizen of India.  Mr. Sankaraiah’s extensive accounting experience and distinguished career as well as his experience as a senior manager of a large publicly traded pharmaceutical company, and his familiarity with Jubilant Life Sciences Ltd. led the Board to conclude that he would be a valued member of the Board.

Frank C. Becker has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 5, 2011.  Mr. Becker is currently the President of Greenfield Chemical, Inc., a pharmaceutical consulting and sourcing company which he founded in January 1998.  Mr. Becker has been a director of Neopharm, Inc., a company registered under the Securities Exchange Act of 1934, which is engaged in the research, development and commercialization of drugs for the treatment of various cancers and diseases.  From 1998 to 2002, Mr. Becker served as President and Chief Operating Officer and was a member of the Board of Directors of Sicor Pharmaceuticals, a maker of injectable pharmaceuticals. Mr Becker is a partner in Southport Marina Development LLC, a firm operating Southport Marina in Kenosha, Wisconsin.  Prior to the foregoing relationships, Mr. Becker spent over 35 years at Abbott Laboratories, most recently as Vice President of Process Research and Chemical Manufacturing.  Mr. Becker also serves on the Board of Directors of Regis Technologies, a provider of synthesis and separation services.  Mr. Becker received his MBA in Finance from the University of Chicago and a B.S. Degree in chemical engineering from Purdue University.  Mr. Becker is a citizen of the United States.  Mr. Becker’s extensive experience in the pharmaceutical industry at both large and small companies and his senior management level positions led the Board to conclude that he would be a valued member of the Board.

Arun Seth has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 5, 2011.  Since December 2004, Mr. Seth has been the Non-Executive Chairman of BT India Pvt. Ltd. ("BT India"), a subsidiary of British Telecommunications plc.  He has been with BT India from 1995 until becoming Non-Executive Chairman in 2004 and held a variety of positions with BT India including serving as its initial managing director.  British Telecommunications plc is a wholly-owned subsidiary of BT Group plc, which is listed on the New York and London Stock Exchanges, and is a multinational telecommunications company.  Mr. Seth has been an independent director of Jubilant Foodworks Limited since October 5, 2009.  Jubilant Foodworks Limited is a food service company that operates a chain of Domino's Pizza stores in India, has securities publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India and whose principal stockholders are Messrs. Shyam S. Bhartia and Hari Bhartia (and members of their immediate families and entities controlled by them) who are also Jubilant's principal stockholders.  Mr. Seth also serves on the board of directors of the following companies: Balmer Lawrie & Co., Ltd. (a Government of India Enterprise which, among other things, manufactures industrial packaging, greases, lubricants and leather chemicals); Desi Crew Solutions Pvt. Ltd., (an Indian entity which sets up information technology enabled service centers in rural areas in India and employs and trains local people to meet the back office demands of clients); Centum Learning Ltd. (an Indian entity which provides learning and skill-building solutions aimed at impacting business productivity, through its learning and development specialists located in India); and GlobeOp Financial Services S.A., a Luxembourg entity.  Mr. Seth is a citizen of India.  Mr. Seth's senior level management experience, including serving as a director of companies in varied industries, led the Board to conclude that he has the experience and qualifications to make him a valuable member of the Board.

Neeraj Agrawal has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 5, 2011.  Mr Agrawal is currently the Chief Executive Officer – Generics of Jubilant, a position he has held since October 2010.  Prior to that he held the following positions with Jubilant during the past five years:  from July 2009 through September 2010 he was President-API and Dosage Forms; from July 2008 through June 2009 he was President – API; and from July 2006 through June 2008 he was Business Unit Head – API.  Prior to his employment by Jubilant, he was an associate with McKinsey & Company and a senior consultant at Booz Allen Hamilton. Mr. Agrawal is a citizen of India.  Mr. Agrawal’s knowledge of the pharmaceutical industry and in particular his experience with active pharmaceutical ingredients and dosages, coupled with his experience at McKinsey, led the Board to determine that he would be a valued member of the Board.

Scott B. Delaney has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 5, 2011.  Mr. Delaney is also the President and Chief Executive Officer of the Company, a position he has held since April 2009. He has spent over 17 years in the pharmaceutical industry, working for companies such as:  Eli Lilly and Company (May 1996 to July 1999), as Neuroscience Specialty Representative / District Sales Trainer); Johnson and Johnson (Ortho Biotech) (July 1999 to June 2000), as Senior Product Specialist / Regional Sales Trainer; HEB Grocery Company (May 2001 to January 2004 ), as Director of Rx Procurement and Business Development; and Teva Pharmaceuticals (January 2004 to July 2005), as National Sales Sr. Director – US Generics.  From July 2005 until joining the Company in April 2009, he held the position of Vice President – Sales for URL Pharma Inc., a specialty pharmaceutical company based in Philadelphia, Pennsylvania.  Mr. Delaney received a B.B.A. in Accounting from Baylor University and a M.B.A. from the University of Texas at Austin.  Mr. Delaney is a citizen of the United States.  Mr. Delaney’s knowledge of the Company and his over 17 years experience in the pharmaceutical industry, led the Board to determine that he would be a valued member of the Board.

Ward W. Barney is the Chief Operating Officer of the Company, a position he has held since December 2006.  He received his B.S. in Electrical Engineering from California State University at Los Angeles. Mr. Barney has held numerous positions in Engineering, Operations and Product Development during his 32 years of pharmaceutical experience with the last 16 years spent at the Vice President of Operations or Chief Operating Officer level.  From 1986 to 1999, Mr. Barney held several different positions at McGaw Laboratories, the last being Vice President of Drug Delivery and Vice President of Operations. He was Vice President Operations with Pharmaceutical Formulations Inc. from 1999 till October 2006.  Mr. Barney is a citizen of the United States.

Kamal Mandan is the Chief Financial Officer of the Company, a position he has held since March 2006.  He has over 20 years of broad financial experience, having worked in the engineering, chemical and pharmaceutical industries.  He has worked for various Indian and German multinationals companies in India, Europe and the United States.  For the last 11 years Mr. Mandan has been associated with Jubilant and its subsidiaries.  Prior to joining Cadista in the United States., he worked in Belgium at one of the Jubilant group companies, Pharmaceuticals Services Inc., as Chief Financial Officer.  Mr. Mandan worked as Manager Accounts in FAG Bearings, India from 1988 to 1994, Senior Manager Accounts with Anichem India Ltd from 1994 to 1996, Chief Accounts Manager at Gujarat Fluorochemicals Ltd from 1996 to 1999 and then with Jubilant as General Manager Accounts at their various manufacturing facilities Mr. Mandan is a Chartered Accountant from India and is also a Certified Public Accountant.  Mr. Mandan also serves as an officer and/or director of other entities that are Jubilant affiliates.  Mr. Mandan is a permanent resident of United States and is a citizen of India.

As indicated above, except for Mr. Seth, each of our directors has extensive management and operational experience in one or more facets of the pharmaceutical industry, including research, product development, clinical and regulatory affairs, manufacturing, sales, marketing, strategic planning and finance, providing our company with the leadership needed by a pharmaceutical company in all stages of its development. Mr. Seth's senior level management experience, including serving as a director of companies in multiple industries, led the Board to conclude that he has the experience, qualifications, attributes and skills that would make him a valuable member of the Board.

Directors serve until the next annual meeting or until their successors are elected and qualified, Officers serve at the discretion of the board of directors, subject to rights, if any, under contracts of employment.  See “Item 6. Executive Compensation.”

Board Committees

Our Board of Directors has no separate compensation and nominating committees, and therefore, our entire Board of Directors functions as such.

In May 2011 the Company appointed an Audit Committee comprised of Frank C. Becker, Arun Seth and R. Sankaraiah.  With respect to all periods after its formation, the Audit Committee will be responsible for selecting the Company's registered independent public accounting firm, approving the audit fee payable to the auditors, working with independent auditors and other corporate officials, reviewing the scope and results of the audit by, and the recommendations of, our independent auditors, approving the services provided by the auditors, reviewing our financial statements and reporting on the results of the audits to the Board, reviewing our financial controls and filings with the Securities and Exchange Commission ("SEC"); including meeting quarterly prior to the filing of our quarterly and annual reports containing financial statements filed with the SEC, and submitting to the Board its recommendations relating to our financial reporting, accounting practices and policies and financial, accounting and operational controls.  Until the formation of the Company's Audit Committee in May 2011, the Company's entire Board of Directors functioned as its Audit Committee.

Our Board also determined that Mr. Sankaraiah is a "financial expert" as provided in applicable SEC regulations.  See, Item 7.  "Certain Relationships and Related Transactions and Director Independence – Director Independence" for a description of our Board's assessment whether these directors are independent.

Item 6.  Executive Compensation.

Compensation Discussion and Analysis

Our executive compensation program consists of an annual salary and bonus compensation, which is paid pursuant to bonus plans.  The salary and bonuses serve to link executive pay to corporate performance.  We currently have no equity based compensation program. This is in part due to the fact that prior to the effectiveness of this Registration Statement (i) we were a private company and there was no liquid market for our stock; and (ii) we did not want employees who left to own our equity and did not wish to be in a position where we would be forced to repurchase the stock.   In our fiscal year ending March 31, 2011 we maintained a bonus plan (the “Fiscal 2011 Bonus Plan”) covering our senior executive officers, except our Chief Executive Officer (“CEO”).  Our CEO is covered under a personal bonus plan described below under “Employment Agreements and Arrangements-Mr. Delaney.”

Base salaries for our CEO, Chief Operating Officer and Chief Financial officer (“named executive officers”) are based on the scope of their responsibilities, taking into account competitive market compensation.   Base salaries for our named executive officers are reviewed annually by the Board of Directors in June and any adjustments are implemented in July.  Our awareness of the market is gained by discussions with recruiters and the compensation sought by prospective candidates as well as the salaries of other employees of  direct and indirect subsidiaries of Jubilant Life Sciences Ltd.  We do not formally benchmark compensation to that paid by other companies.

Our Fiscal 2011 Bonus Plan provided our executive officers and management level employees, other than our CEO, with the opportunity to obtain, in addition to their base salary, an annual cash bonus that is dependent upon the Company achieving stated goals for the year in question.   Although the Fiscal 2011 Bonus Plan left open the possibility that individual goals and objectives could contribute to bonus awards under the plan, no such individual goals or objectives were specifically communicated.  As a result, awards under the plan were not dependent on achievement of individual goals. The Fiscal 2011 Bonus Plan provided that each of our eligible employees has a target bonus delineated as a percentage of base salary and such percentage was multiplied by (i) the Performance Multiplier and (ii) the employee’s base salary to determine the employee’s bonus.

Performance Multiplier is nil if we achieved less than 90% of the weighted target performance percentage, and ranges between 50% and 150% depending on the level of weighted target performance achieved.  There is no payout at all if EBITDA (one of the performance targets) is less than 80% of targeted EBITDA.

The weighted target performance percentage  was calculated by assigning weights to the following performance targets: Revenue, EBITDA, Service Level (based upon on time delivery), Quality Compliance (based on proper first-time execution) and Regulatory Compliance (based on the number of written concerns expressed by the FDA in its inspections) and multiplying each weighting by a percentage between 90% and 125% depending upon the level of performance reached, and then summing the results.  If the percentage of performance target achieved is less than 90%, then the weighting for that performance measure is zero.  Our Board of Directors establishes the criteria for the bonus plan in the first quarter of our fiscal year through consultations with our CEO, Chief Financial Officer and Chief Operating Officer.  The weightings are different for persons who report directly to the CEO (such as Mr, Mandan and Mr. Barney) and those who do not report directly to the CEO.  The weightings are as follows:

	Direct Reports to CEO (includes Messrs. Mandan and Barney)	Other
Revenue	35%	25%
EBITDA	35%	25%
Service Level	20%	30%
Quality Compliance	5%	10%
Regulatory Compliance	5%	10%

We do not believe that our revenue and EBITDA targets and other financial targets (in the case of Mr. Delaney) are set at a high threshold and as a result when we set these targets we do not expect that these targets will be difficult to achieve.

As a result, the maximum payment to a participant under the Fiscal 2011 Bonus Plan is determined by multiplying the employee’s target percentage of Base Salary by 150%.  Barney’s and Mandan’s target percentages of Base Salary were 30% and 20%, respectively.  The bonuses to which they are entitled under the Fiscal 2011 Bonus Plan have not yet been determined by the Board of Directors but if Messrs. Barney and Mandan received the maximum possible bonus awards under the Fiscal 2011 Bonus Plan, they would receive bonuses of approximately $92,000 and $47,000, respectively.

For our fiscal year ending March 31, 2012 the bonus plan objectives have not yet been established.   We anticipate that the bonus plan for such fiscal year (the “Fiscal 2012 Bonus Plan”) will be based at least in part on achievement of EBITDA targets and will be similar in structure to our Fiscal 2011 Bonus Plan.

We currently have no long term incentive plans or equity compensation plans.

We may from time to time award other bonuses to our named executive officers.  We awarded Mr. Barney a bonus of $25,000 (in addition to a ten percent salary increase) in Fiscal Year 2011 in recognition of exceptional contribution to process improvements.

Termination/Severance Benefits

Only our CEO is entitled to severance benefits pursuant to the terms of his Employment Agreement.  The other executive officers named in the Summary Compensation Table have no contractual severance benefits if terminated by us.

Tax Reimbursements

Our executives are not eligible for tax reimbursements.

Perquisites and Other Benefits

We maintain a 401(k) plan and make matching contributions of 50% of the employee’s contribution, up to a maximum 2% of base salary with contributions vesting over a period of two years.  For the fiscal year ending March 31, 2012, we will participate in a common plan formed for all the US subsidiaries of Jubilant.  Under the new 401(k) plan we will make matching contributions at maximum of 3%, but employees will vest in our contributions at the end of three full years of service.  We also provide medical and dental benefits to our named executive officers and employees.  Our CEO receives an auto allowance and a miscellaneous expense account, which he may use for any purpose.  See “Employment Agreements and Arrangements - Scott Delaney”

Role of Executive Officers in Determining Compensation

The Board of Directors approves all compensation and awards to our executive officers and other employees.  All such decisions are made with the consultation of the CEO, except those relating to the compensation of the CEO.  Except for salary adjustments for the CEO, these items are generally based upon the recommendation of the CEO.  Our Chief Financial Officer and Chief Operating Officer also provide input on salary increases for our employees and the structure of our bonus plans.

Summary Compensation Table and Discussion of Employment and Incentive Arrangements

The following table sets forth a summary of the compensation earned by our CEO, Chief Financial Officer and Chief Operating Officer (collectively, the "named executive officers") for services rendered in all capacities to us during the last fiscal year ended March 31, 2011.

Summary Compensation Table

Name and Principal Position	Year Ending March 31,	Base Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)(1)	Other ($)(2)	Total ($)
Scott Delaney CEO (1)	2011	287,538	—	144,900	31,683	464,121
Ward Barney, Chief Operating Officer	2011	199,390	25,000	55,147	15,988	295,525
Kamal Mandan, Chief Financial Officer	2011	155,276	—	28,256	6,497	190,029

(1) Represents the amount accrued on our financial statements for the twelve months ending March 31, 2011 for amounts earned in such  fiscal year, Such amounts are payable in our fiscal year ending March 31, 2012.  The amount of the actual awards is expected to be determined by June 30, 2011, in the case of Mr. Delaney, and by July 31, 2011 in the case of Messrs. Barney and Mandan.

(2) Includes (i) $13,200, $12,000 and $2,882 in automobile allowance, (ii) $14,000, $0 and $0 in miscellaneous expenses usable for any purpose (personal or otherwise), and (iii)  $4483, $3988 and $3615 in 401(k) matching contributions,  for Messrs. Delaney, Barney and Mandan,  respectively.

Other Compensatory Arrangements

Our executive officers are eligible to participate in medical, dental, life and disability insurance plans provided to all of our employees.

Employment Agreements and Arrangements

Scott Delaney

  Scott Delaney has been employed since April 27, 2009 pursuant to an Employment Agreement dated as of April 2, 2009 (the “Employment Agreement”), which provides that Mr. Delaney will serve as our CEO for a term currently scheduled to expire April 2, 2012. Mr. Delaney received a signing bonus of $50,000, which was paid in two installments in the 2009.  The term of the Employment Agreement provides for automatic one (1) year renewals in the absence of written notice to the contrary from us or Mr. Delaney at least ninety (90) days but no more than one hundred and twenty (120) prior to the expiration of the initial term or any subsequent renewal period.   Mr. Delaney’s current base salary under the Employment Agreement is $289,800 (“Base Salary”), which was increased from the original rate of $280,000 per annum.  Mr. Delaney’s salary is reviewable by the Board on an annual basis and is subject to adjustment based on Mr. Delaney’s performance. Pursuant to the Employment Agreement, Mr. Delaney is entitled to an annual performance bonus (“Performance Bonus”) based on our achievement of financial targets.  The targets for each fiscal year (other than the first fiscal year of the Agreement) are set two months after the commencement of the fiscal year.  The financial objectives for Mr. Delaney are revenue (10% weighting), EBITDA (54% weighting) and return on capital employed (16%) weighting.  The non-financial objectives are  account for a 20% weighting.  These include external sales from new products (5%) and implementation of  various computer system and meeting industry standard quality systems (5%) and employee related matters, such as progress in employee engagement (10%).  The Performance Bonus is deemed earned on the last day of the fiscal year.  If we do not meet at least 90% of the stated objectives, Mr. Delaney is not entitled to a bonus.  If we meet between 90% and 120% of our stated objectives Mr. Delaney is entitled to 40% of his then Base Salary as a bonus plus 1% of his Base Salary for each percent of stated objectives met in excess of 90% (i.e. if we meet 110% of our objectives, Mr. Delaney is entitled to a bonus of 60% of his Base Salary).   For our fiscal year ending March 31, 2011, Mr. Delaney’s maximum bonus under his Employment Agreement is $202,860 (70% of his current base salary of $289,800).  In addition, Mr. Delaney is entitled to a $150,000 bonus on April 27, 2012 (“Retention Bonus”).  For our 2011 fiscal year the financial objectives under Mr. Delaney’s bonus structure were based on EBITDA. While the financial objectives under Mr. Delaney’s bonus structure for our 2012 fiscal year have not yet been determined, they can be expected to include EBITDA targets.  If we establish a stock option plan, the Performance Bonus and the Retention Bonus will be terminated or renegotiated.  Mr. Delaney is entitled reimbursement for automobile allowance of up to $13,200 per year, a miscellaneous expense account of $14,000 per year, payable in quarterly installments, and reimbursement for up to $25,000 in relocation expenses in the event Mr. Delaney relocates to the New Jersey area.

The Employment Agreement contains standard termination provisions, including upon death, disability, for Cause, for Good Reason and without Cause.  In the event the Employment Agreement is terminated due to death or disability or Mr. Delaney’s retirement or resignation, our obligation to pay any Retention Bonus or Performance Bonus cease as of the date of termination.  In the event that the Employment Agreement is terminated by us without Cause, or by Mr. Delaney for Good Reason, we are required to pay Mr. Delaney up to one (1) year of his then current Base Salary in effect immediately prior to the date of termination, a bonus equal to the average annual Performance Bonus paid over the preceding three years (pro-rated until the date of termination) and a Retention Bonus on a prorated monthly basis until the date of termination (collectively, “Severance Pay”), provided that Severance Pay is reduced on a dollar for dollar basis in the amount equal to the amount of salary payable to Mr. Delaney by another employer during the period of the payment of the Severance Pay.  The Severance Pay is payable in 12 equal monthly installments.   In addition we will provide the full cost of Company provided medical and dental coverage for Mr. Delaney and his dependents for a 12 month period following termination of his employment without Cause or for Good Reason.  Good Reason includes a change of control, a reduction in duties which are inconsistent with Mr. Delaney’s position as CEO or a reduction in Mr. Delaney’s salary, bonus or other benefits that are not agreed to by Mr. Delaney.

The Employment Agreement restricts Mr. Delaney from disclosing, disseminating or using for his personal benefit or for the benefit of others, confidential or proprietary information and, from competing with us at any time prior to six months after the termination of his employment with us.  In addition he has agreed that while he is employed and for two years thereafter he will not induce employees to leave our employment, hire or employ any person who was our or our affiliates’ employee within 12 months of his termination, induce any of our or our affiliates’ customers, clients, suppliers or business relations to cease doing business with us or our affiliates (if such persons were customers, clients or suppliers in the 12 month period preceding his termination).  He has also agreed that for 12 months after termination he will not solicit persons for generic pharmaceutical sales who were our or our affiliates’ customers in the 12 months immediately preceding termination or solicit persons who were our or our affiliates’ prospective customers (as defined) at the time of termination.

Mr. Delaney is entitled to receive medical and dental benefits for himself and his immediate family offered to senior executives, generally (but he is not contractually entitled to receive  more than $14,000 of such benefits) and he is entitled to participate in our 401(k) plan.

Messrs. Barney and Mandan

  Mr. Barney and Mr. Mandan are not parties to employment agreements.  They were hired pursuant to offer letters, each of which provided some relocation assistance.  Messrs. Barney and Mandan are employed at annual salaries of $204,247 and $156,981, respectively.  Messrs. Barney and Mandan are eligible for annual performance bonuses based on (but not limited to) 30% and 20% of their base salaries, respectively.  For our 2011 fiscal year the maximum bonuses payable under the Fiscal 2011 Bonus Plan to Messrs. Barney and Mandan are approximately $92,000 and $47,000, respectively.  In addition, Mr. Barney received a one time bonus of $25,000 for our 2011 fiscal year in recognition of exceptional contribution to process improvements.

Grants of Plan Based Awards in Fiscal Year 2011

The following table presents the payouts made or estimated payouts to be made to our named executive officers in our 2012 fiscal year for achievement of targets under our Fiscal 2011 Bonus Plan, in the case of Messrs. Barney and Mandan, and under our Employment Agreement with Mr. Delaney.

Grants of Plan-Based Awards

Name	Estimated future payouts under non-equity incentive plan awards
	Threshold(1)	Target(2)	Maximum(3)
Scott Delaney	$115,920	$144,900	$202,860
Ward Barney	$30,637	$61,274	$91,911
Kamal Mandan	$15,698	$31,396	$47,094

(1) Assumes realization of minimum objectives qualifying for payment.  Computed in the case of Mr. Delaney as 40% of base salary, in the case of Mr. Barney as 50% multiplied by 30% of base salary and in the case of Mr. Mandan as 50% multiplied by 20% of base salary.

(2) Assumes realization of 100% of objectives.  Computed in the case of Mr. Delaney as 50% of base salary, in the case of Mr. Barney as 30% of base salary and in the case of Mr. Mandan as 20% of base salary.

(3) Assumes realization of maximum objectives.  Computed in the case of Mr. Delaney as 70% of base salary, in the case of Mr. Barney as 150% multiplied by 30% of base salary and in the case of Mr. Mandan as 150% multiplied by 20% of base salary.

Potential Payments upon Termination or Change in Control

Mr. Delaney

Based upon a hypothetical triggering date of March 31, 2011, the quantifiable benefits for Mr. Delaney upon a termination/change of control would have been as set forth the table below:

Triggering Event	Performance Bonus(1)	Severance (Salary Component)	Severance (Performance Bonus Component)		Severance (Retention Bonus Component)	Medical and Dental, Benefits(2)	Total
Termination by Company without Cause or by Employee for Good Reason	$144,900	$289,800	$171,430	(3)	$100,000	$14,000	$720,130
Termination for Death/Disability/for Cause	$144,900	—	—		—	—	$144,900

(1) Assumes achievement of 100% of targets.  Had Mr. Delaney’s employment been terminated by us prior to the last day of the fiscal year, his performance bonus would have been determined based on a prorated  average of prior performance bonuses.  See “Employment Arrangements and Agreements-Scott Delaney”.

(2) Represents the value of medical and dental benefits for the twelve months following termination.    This amount is estimated.

(3)  Computed as the average of Mr. Delaney’s performance bonus for the fiscal year ended March 31, 2010 ($140,000) and the maximum amount to which Mr. Delaney could be entitled to as a bonus for the fiscal year ended March 31, 2011 ($202,860).

Messrs. Barney and Mandan

Messrs. Barney and Mandan are not entitled to any payments upon termination or change of control.  However we anticipate paying severance that may be negotiated at the time of their departure and we may make retention payments upon a change of control.  If terminated on March 31, 2011, they would be entitled to Performance Bonuses of approximately $92,000 and $47,000, respectively, assuming they would have been entitled to the maximum bonuses payable under our Fiscal 2011 Bonus Plan.

Director Compensation

No compensation was paid to directors for serving as such during our fiscal year ended March 31, 2011.  Those directors were Messrs. Sankaraiah, Hari Bhartia, Shyam Bhartia, Dr. Khanna, and John Reilly.  Messrs. Sankaraiah, Hari Bhartia and Shyam Bhartia are executives of Jubilant Life Sciences Ltd. and its affiliated companies (the “Group”) and receive compensation from those entities.  As part of their service to the Group they served as directors to the Company.  Dr. Khanna is a director of Jubilant Life Sciences Ltd. and received no additional compensation for serving as director.  John Reilly is an employee of LeClairRyan, counsel to the Company and received no additional compensation for serving as director.   Of the directors who served during our fiscal year ended March 3l, 2011, only Mr. Sankaraiah remains as a director as of the date of this Registration Statement.

Effective May 27, 2011, our Director compensation program, for each Director who is not our employee or an employee of Jubilant or its affiliates, provides for a $5,833 annual retainer for calendar year 2011 and a $10,000 annual retainer for each calendar year thereafter, a $500 fee for each Board meeting attended, and a $250 fee for each Audit Committee meeting attended. The annual retainer fees are  payable in December of each calendar year and are prorated based on the number of days the director served in a calendar year.  Directors who are also our employees or employees of Jubilant or its affiliates receive no additional or special remuneration for their services as Directors.  We also reimburse Directors for travel and lodging expenses, if any, incurred in connection with attendance at Board meetings.

Compensation Committee Interlocks and Insider Participation

The Company does not have a Compensation Committee and the entire Board fills that role. Each of Messrs. Delaney, Barney and Mandan participated in discussions regarding compensation during the fiscal year ended March 31, 2011.  There were no Compensation Committee interlocks.

Item 7.  Certain Relationships and Related Transactions and Director Independence.

Certain Relationships and Related Transactions

Other than the compensation agreements and other arrangements which are described under “Item 6. Executive Compensation,” and the transactions described below, since April 1, 2008, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we are or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.   All of the transactions described below were between us and Jubilant Life Sciences Ltd. (“Jubilant”) or one or more of Jubilant’s affiliates.

Directors and Officers

On March 31, 2011 our directors consisted of Shyam S. Bhartia, Hari S. Bhartia, Dr. Jag Mohan Khanna, and R. Sankaraiah, each of whom is an executive officer of Jubilant and first became a director of the Company in 2005.  Shyam S. Bhartia, Hari S. Bhartia and Jag Mohan Khanna are also members of Jubilant’s Board of Directors and each of them, as well as Mr. R. Sankaraiah, are also executive officers and/or directors of one or more of Jubilant’s affiliates (in addition to Cadista).  Kamal Mandan, Cadista’s Chief Financial Officer, is also an executive officer and/or director of other Jubilant affiliates.  Shyam Bhartia and Hari Bhartia are brothers.  Jubilant’s equity shares trade on the Bombay Stock Exchange and the National Stock Exchange of India Limited.  As of March 31, 2011, a group of Jubilant Life Sciences Ltd.’s stockholders, including Messrs. Shyam S. Bhartia and Hari S. Bhartia, together with members of their immediate families and entities controlled by them, in the aggregate, beneficially owned 75,152,024 equity shares equal to approximately 47.18% of Jubilant’s outstanding equity shares. On May 5, 2011, Messrs. Shyam S. Bhartia, Hari S. Bhartia and Jag Mohan Khanna resigned from our Board of Directors and Messrs. Frank C. Becker, Arun Seth, Scott Delaney and Neeraj Agrawal were elected by our Board of Directors to fill the vacancies created by their resignation and the earlier resignation of another director.  Neeraj Agrawal is an executive officer of Jubilant.  See "Director Independence" below for a description of our Board of Directors assessment of the independence of Messrs. Becker, Seth, Delaney and Agrawal.

Supply Arrangements

The 2005 Supply Agreement

Jubilant Pharma Pte Ltd. (“JPPL”), a wholly-owned subsidiary of Jubilant, acquired 75% of our outstanding Common Stock, pursuant to a Stock Purchase Agreement, dated May 23, 2005 (the “Stock Purchase Agreement”).  Simultaneous with the closing of the Stock Purchase Agreement, Jubilant and Jubilant Cadista Pharmaceuticals Inc. (“Cadista Pharmaceuticals”), our operating subsidiary, executed a Supply Agreement dated June 30, 2005 (the “2005 Supply Agreement”).  The 2005 Supply Agreement provides, among other things, that Jubilant will provide to Cadista Pharmaceuticals 10 pre-ANDA products, of which five would be provided without cost and five would be provided at a cost of $250,000 per product.  The 2005 Supply Agreement also provides that Jubilant and Cadista Pharmaceuticals will mutually agree upon the pre-ANDA products to be selected by Cadista Pharmaceuticals, the dates on which such pre-ANDA product would be transferred, and the payment dates for such products.  The 10 pre-ANDA Products selected were acquired over a three year period, between July 1, 2005 to June 30, 2008.  Of the 10 pre-ANDA products acquired by us pursuant to the 2005 Supply Agreement, as of March 31, 2011; (i) Lamotrigine and Oxcarazepine are currently being marketed by us;  (ii) Risperidone, Alendronate and Cetirizine have received FDA approval, but they are not currently being marketed; (iii) ANDAs with respect to another four products have been filed with the FDA but have not yet received FDA approval; and (iv) one product that is at an earlier stage of development and with respect to which an ANDA is expected to be filed with the FDA for review.   We accrue the cost of the 10 pre-ANDA products selected by us, at a rate of $0.125 million per pre-ANDA product, as and when such pre-ANDA products achieve FDA approval (at which time payment is payable to Jubilant).   We accrued $0.5 million for the cost of four pre-ANDA products that received FDA approval in our fiscal year ended March 31, 2010 and accrued $0.125 million for the cost of one pre-ANDA product that received FDA approval in our fiscal year ended March 31, 2011.

If Jubilant chooses to market in the United States any generic finished dosage form that is equivalent to any of the 10 pre–ANDA products acquired by us from Jubilant, Jubilant must market such generic finished dosage forms exclusively through Cadista in the United States for the term of the 2005 Supply Agreement.  There are currently no such equivalent products that Jubilant has chosen to market in the United States.

The 2005 Supply Agreement also provides that Cadista Pharmaceuticals would purchase from Jubilant certain API for use in the United States.  We purchase from Jubilant or its affiliates the following API pursuant to the 2005 Supply Agreement:  Cetirizine; Risperidone; Lamotrigine; Oxcarbazepine; Losartan; and Losartan+HCTZ. Pursuant to the 2005 Supply Agreement, Cadista Pharmaceuticals must purchase all of its requirements for the agreed upon API exclusively from Jubilant for the term of the 2005 Supply Agreement.  Jubilant, is not precluded from manufacturing or supplying any such API or any of its other products to any other person.   Jubilant is permitted to fulfill its obligations under the 2005 Supply Agreement by contract manufacturing arrangements with its affiliates or third parties.  The price for each API must be the lowest price that Jubilant is supplying the same API to any non-affiliated customer in the United States, provided that if the API is not being sold to a non–affiliated customer in the United States then the price for the API will be mutually agreed to.  The term of the 2005 Supply Agreement is determined on an API by API basis and commences on the date that the FDA approves a product containing the API and terminates five years thereafter, provided that the term for each API may be extended for an additional five year period by agreement of the parties.  In accordance with these provisions, the current terms with respect to the API for Cetirizine, Risperidone, Lamotrigine and Oxcarbazepine expire in June 2015, March 2014, January 2014, and January 2015, respectively, which are the initial five year terms for such API.  The FDA has not yet approved the ANDAs for Losartan and Losartan+HCTZ, and accordingly, the initial term for the API for those products will commence upon the respective dates of such approvals, of which there can be no assurance. The 2005 Supply Agreement may be terminated by mutual agreement of the parties, and may also be terminated in the event either party ceases conducting its business in a normal course or becomes insolvent.

Since our 2009 fiscal year we have purchased all of our Meclizine API requirements from Jubilant on a purchase order basis.  We also have purchased our small API requirements for Terazosin from Jubilant or its affiliates on a purchase order basis.  These purchases are not pursuant to the 2005 Supply Agreement.

Purchases of API by Cadista Pharmaceuticals from Jubilant and its affiliates pursuant to the 2005 Supply Agreement and separately pursuant to purchase orders, aggregated $1.02 million, $2.09 million and $3.77 million for Cadista’s fiscal years ended March 31, 2009, 2010 and 2011, respectively.

2011 Master Supply Agreement

On May 27, 2011, we entered into a Master Supply Agreement (the “2011 Master Supply Agreement”) with Jubilant pursuant to which we acquired from Jubilant the exclusive United States marketing rights to four products, one of which is the Toll Manufactured Product which we will be manufacturing and packaging for Jubilant pursuant to the Toll Manufacturing Agreement discussed below  (See “Development and Related Services – Toll Manufacturing Agreement”).  Another of the four products is Donepezil Hydrochloride Tablets (in 5mg. and 10mg. dosages), which is the generic equivalent of Aricept®.  The Toll Manufactured Product and the Donepezil Hydrochloride Tablets have been approved by the FDA.  ANDAs for the other two products are currently under review by the FDA.  Jubilant will be responsible for the ANDA regulatory approval process for all products under the 2011 Master Supply Agreement and will own any ANDAs that are approved.  We expect that additional products that have been, or may be, developed by Jubilant will be added to the 2011 Master Supply Agreement, from time to time upon mutual agreement, for marketing by us in the United States; however, there can be no assurance that this will be the case.

We are prohibited from marketing or selling in the United States any product that competes with a product covered under the 2011 Master Supply Agreement. Subject to certain exceptions, we are required to purchase from Jubilant all of our requirements for products that are to be marketed by us under this agreement and Jubilant is required to use commercially reasonable efforts to supply us with finished dosage packaged products satisfying these requirements (either by manufacturing the products itself or arranging for an approved manufacturer to do so).  Jubilant is prohibited from supplying the products covered by the 2011 Master Supply Agreement to third parties for use or sale in the United States without our prior written consent.

Pursuant to the terms of the 2011 Master Supply Agreement, Jubilant will supply us with finished dosage of each product covered under the agreement, pursuant to purchase orders issued on a quarterly basis, at a price equal to 90% of our estimated sales price for such product.  We are entitled to retain 10% of the net sales of the products covered under the 2011 Master Supply Agreement.  Jubilant will invoice for all such products supplied by it to us, and to the extent our sales price is less than or greater than the amount we estimated for purposes of determining the invoiced price of the product, there will be an adjustment made on a quarterly basis, with Jubilant issuing a credit to us for any overpayment resulting therefrom, and the amount of any underpayment being remitted by us to Jubilant.

We are obligated to indemnify Jubilant and its affiliates for, third-party losses arising from, among other things, our distribution of the products covered under the agreement (except to the extent Jubilant is required to indemnify us) and any product recalls caused by our negligence.  Jubilant is obligated to indemnify us for any third party losses arising from, among other things:  its manufacture and supply of any product covered under the agreement that does not meet the product specifications or warranties at the time of delivery and during the product’s shelf life; the infringement or misappropriation of any patent or trade secret of any third party relating to any such product; or any recall caused by its negligence.  Our liability to Jubilant  for indemnification or breach of the agreement is limited to $250,000 in the aggregate.

The 2011 Master Supply Agreement has an initial term, on a product by product basis, of five years after the date of the first commercial sale of such product in the United States, and thereafter automatically renews on a year to year basis with respect to such product unless either party notifies the other that it is electing not to renew.  There is no assurance that the 2011 Master Supply Agreement will be extended with respect to any product after the expiration of the applicable initial five year term.  The failure to renew the 2011 Master Supply Agreement could have an adverse effect on our results of operations and financial condition.  The agreement may be terminated earlier by a party if there is a material breach of the agreement by the other party or if the other party, among other things, ceases to conduct business.

Development, Manufacturing and Related Services

Master Product Development Cooperation Agreement

We have from time to time performed pharmaceutical product development and related services for Jubilant and its affiliates.  On August 14, 2008 Jubilant entered into a Master Product Development and Services Agreement. (as amended, the “Master Product Development Cooperation Agreement ”) with Cadista Pharmaceuticals pursuant to which the parties may agree, from time to time, for Cadista Pharmaceuticals to provide product development-related services to Jubilant in connection with Jubilant’s development of generic pharmaceuticals.  These services could include among other things, assisting Jubilant in product scale up, preparation of exhibit batches, manufacture of product stability samples, analysis of bioavailability studies, purchasing, shipping, production planning, experiments for residual solvents, assays, dissolution tests, material release testing and the preparation and submission of ANDA filings.  The initial term of the Master Product Development Cooperation Agreement  was for two years expiring August 12, 2010; however the agreement, which is still in effect,  automatically renews for additional one year terms unless either party sends notice of non-renewal 30 days prior to the then scheduled expiration date.  Jubilant may terminate any project prior to completion at any time for any reason upon 30 days written notice to Cadista Pharmaceuticals (under such circumstances Cadista Pharmaceuticals would be paid for all services completed and expenses incurred through the date of termination).  A product is added to the Master Product Development Cooperation Agreement by means of a Project Task Order mutually agreed to by the parties.  The Project Task Order includes, among other things, a description of the services to be performed and a timeline and an explanation of fees and costs payable therefor which is based upon a schedule set forth in the Agreement.

To date Cadista Pharmaceuticals has provided services to Jubilant under the Master Product Development Cooperation Agreement  in connection with two product candidates as well as a third product Jubilant was considering developing, but which it has since abandoned.  Services under the Master Product Development Cooperation Agreement with respect to these product candidates were completed in our 2009 fiscal year.  For these services Cadista Pharmaceuticals invoiced Jubilant an aggregate of $0.731 million in its 2009 fiscal year; during the 2009 fiscal year Cadista Pharmaceuticals also invoiced Jubilant for $0.298 million for reimbursement of out-of-pocket expenses that Cadista Pharmaceuticals incurred for purchasing materials to perform such services.  Cadista Pharmaceuticals is being qualified as a manufacturing site for each of the two Jubilant product candidates that Jubilant did not abandon.

Toll Manufacturing Agreement

On May 27, 2011, we entered into a Toll Manufacturing Conversion Agreement (the "Toll Manufacturing Agreement") with Jubilant pursuant to which we have agreed to manufacture and package the finished dosage product, Lamotrigine chewable tablets (the “Toll Manufactured Product”) for Jubilant, on a contract toll manufacturing basis.  Pursuant to this Agreement, Jubilant will supply, or otherwise be responsible for all costs and expenses with respect to, API and other components for the Toll Manufactured Product, which costs and expenses, if incurred by us, will be reimbursed by Jubilant.  However, we are responsible for all materials lost or wasted in processing or in defective batches, if due to our negligence or failure of the product to meet specifications (other than as a result of the failure of the materials Jubilant is responsible for providing).  We are compensated on a fixed unit price of the Toll Manufactured Product supplied to Jubilant under the Toll Manufacturing Agreement.  The price is fixed for the remainder of the 2011 calendar year.  Thereafter, it is to be reviewed no later than 30 days before the end of a calendar year and adjusted by the parties before the commencement of the next calendar year.  In addition, if Cadista’s manufacturing costs increase, then it may request an increase in price at any time after the first anniversary of the effective date of the Agreement.  In either of the above cases, if the parties cannot agree on revised pricing, then either party may terminate the Agreement on 18 months notice to the other party and the current price will stay in effect for such 18 month period.  There is no assurance that the parties will be able to reach agreement on any such price adjustment, and accordingly, there can be no assurance that the Agreement will not be terminated as early as 18 months after the commencement of the 2012 calendar year.  The initial term of the Toll Manufacturing Agreement is five years and may be extended for such period of time as the parties may mutually agree.  There is no assurance that the term of the Toll Manufacturing Agreement will be extended after the end of the five year initial term.  We will be responsible for all product liability claims and recall expenses arising with respect to the Toll Manufactured Product, to the extent such claims arise from our acts or omissions.  Our obligation to indemnify Jubilant is capped at $500,000. We contemplate that additional products may be added to the Toll Manufacturing Agreement, subject to mutual agreement of the parties including with respect to the price for our toll manufacturing services with respect to such products.  However, there can be no assurance that any such mutual agreement will be reached or that additional products will be added.

Financing

In September 2006, Cadista Pharmaceuticals entered into a credit agreement with certain banks.   JPPL guaranteed the loans under the credit agreement and pledged its holdings of stock in our Company in support of its guarantee.  This credit agreement, as amended in February 2010, provided for a $6.5 million revolving credit facility (such facility, the “Revolver”). The revolving credit facility expires in September 2011.   We are currently negotiating with the lenders under such facility with respect to an agreement providing for an extension of the term of such facility and for an increase of the credit limit to accommodate our business requirements.   As of March 31, 2011, $4.85 million principal amount was outstanding under the Revolver.  In addition to revolving credit loans, term loans, aggregating $1.992 million (gross $2 million of principal as reduced by $.008 million towards cost of debt) were outstanding under this credit agreement as of March 31, 2011.  See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources – Bank Facility.”  While the JPPL pledge of stock remains in place (and was expanded to include shares subsequently acquired by JPPL) the guarantee was terminated in fiscal year 2007.

In connection with the amendment of the credit agreement in February 2010, increasing the maximum amount under the Revolver from $3.0 million to $6.5 million, State Bank of India, Corporate Accounts Group, New Delhi, India Branch (“SBI CAG”), with whom Jubilant has a credit facility, issued a letter of comfort (the “Original Letter of Comfort”) in favor of State Bank of India, New York Branch (“SBI NY”) providing for the following: (i) that the security for Jubilant’s credit facility with SBI CAG would not be released so long as any liabilities of Cadista Pharmaceutical to SBI NY, including amounts under the Revolver, remain outstanding: and (ii) SBI CAG’s obligation to indemnify and hold SBI NY harmless, and pay any claim submitted by SBI NY arising from a default by Cadista Pharmaceuticals, for up to $3.5 million principal amount of loans funded by SBI NY under the Revolver, together with accrued interest thereon and other fees and commissions arising under the Credit Agreement.  The Original Letter of Comfort expired on March 31, 2011, and was replaced by a similar letter of comfort (the “Replacement Letter of Comfort”) issued by SBI CAG in favor of SBI NY on April 21, 2011.  Upon the expiration of the Original Letter of Comfort until the issuance of the Replacement Letter of Credit, the maximum amount of the Revolver was reduced by $1.5 million from $6.5 million to $5.0 million and Jubilant pledged $2.0 million of collateral to SBI NY to secure the Revolver.  The Replacement Letter of Comfort and the Original Letter of Comfort were issued pursuant to Jubilant’s credit facility with SBI CAG.  The Replacement Letter of Comfort is effective from until the earlier of (a) March 31, 2012 or (b) the date that all liabilities of Cadista Pharmaceuticals to SBI NY have been extinguished.  Jubilant is obligated to reimburse SBI CAG for any amounts it is required to pay to SBI NY pursuant to the Replacement Letter of Comfort and the amount that Jubilant is permitted to borrow under its credit facility with SBI CAG is reduced by the amount of SBI CAG’s indemnification obligation under the Replacement Letter of Comfort. There can be no assurance that Jubilant will not cause the Replacement Letter of Comfort to be cancelled prior to its scheduled expiration or that if not so cancelled prior to its schedule expiration, that Jubilant will cause or permit a new Letter of Comfort to be issued in substitution for the expiring Replacement Letter of Comfort.  Such cancellation of the Replacement Letter of Comfort or failure to cause a substitute Letter of Comfort to be issued upon expiration of the Replacement Letter of Comfort, could negatively impact our credit facilities under our Credit Agreement with State Bank of India, New York Branch and Bank of Baroda, including a reduction in the maximum amount under the Revolver.

In order to assist us with our working capital requirements, from time to time, affiliates of Jubilant have provided short-term funding to us.  During fiscal year 2009 Cadista Pharmaceuticals borrowed and repaid a total of $1.50 million of principal from its shareholder, JPPL.  Cadista Pharmaceuticals paid $0.02 million in interest on such loan at a rate of 10% per annum.  Also during fiscal year 2009 Cadista borrowed and repaid $3.9 million of principal (including $1.1 million borrowed in fiscal year 2008) from HSL Holdings Inc., a Jubilant affiliated company.  Cadista Pharmaceuticals paid $0.13 million in interest on such loan at a rate of 7% per annum.  During fiscal year 2010 Cadista Pharmaceuticals borrowed $1.0 million of principal from HSL Holdings Inc. and repaid it in December 2010.  As of March 31, 2011, Cadista Pharmaceuticals had paid an aggregate of $0.02 million in interest on this loan, at a rate based on the three month LIBOR rate plus 200 basis points, which resulted in an interest rate that ranged between 2.25% and 2.56% per annum.  As of March 31, 2011, there were no intercompany loan advances outstanding.

During fiscal years 2009 and 2010 we received equity investments from Jubilant Life Sciences Holdings Inc. (“Jubilant Life Holdings”), a Jubilant affiliated company, totaling $10 million.  Jubilant Life Holdings purchased 27,586,207 shares of common Stock in October 2008, 3,448,276 shares of Common Stock in April 2009 and 3,448,276 shares of Common Stock in October 2009, in each case at a price of $0.29 per share.

Administrative and Other Related Party Transactions

From time to time Jubilant or an affiliate may acquire software licenses or pharmaceutical data subscriptions on behalf of one or more of its affiliates, including Cadista, and also may provide bio-study research and other administrative services to Cadista.  Jubilant then allocates the costs of these licenses and subscriptions and the costs of the administrative services to its affiliates including Cadista.  The charges for bio-study services provided to Cadista are based upon the amounts that Jubilant or its affiliates might charge to a third party for providing the same services.  During the fiscal years ended March 31, 2009, 2010 and 2011 the aggregate amounts incurred for Cadista by Jubilant and its affiliates for such licenses, subscriptions, administrative services or bio-study research were $0.02 million, $0.29 million and $0.15 million respectively.  Of such $0.02 million incurred for the fiscal year ended March 31, 2009: $0.016 million was for administrative services; and $0.004 million was for bio-study services.  Of such $0.29 million incurred for the fiscal year ended March 31, 2010: $0.15 million was software licenses, $0.11 million was for administrative services; $0.004 million was for bio-study services; and $0.026 million was for pharmaceutical data subscriptions.  Of such $0.15 million incurred for the fiscal year ended March 31, 2011: $ 0.032 million was software licenses, $0.1 million was for administrative services; and $0.018 million was for pharmaceutical data subscriptions.

From time to time Cadista incurs administrative expenses and costs and expenses related to capital equipment purchases and sample purchases for Jubilant or its affiliates.  During the fiscal years ended March 31, 2009, 2010 and 2011 the aggregate amounts incurred by Cadista for Jubilant and its affiliates for such expenses, aggregated $0.221 million, $0.098 million and 0.038 million, respectively. Of the $0.221 million incurred during our fiscal year ended March 31, 2009: $0.064 million was for administrative expenses; $0.124 million was for capital equipment purchases; and $0.033 million was for sample purchases. Of the $0.098 million incurred during our fiscal year ended March 31, 2010: $0.082 million was for administrative expenses; and $0.016 million was for capital equipment purchases. All of the $0.038 million incurred during our fiscal year ended March 31, 2011 was for administrative expenses.

Additional Information in Financial Statements

See footnote 21 to our financial statements included with this Registration Statement for a description of the amounts described in this Item 7.  “Certain Relationships and Related Transactions and Director Independence” that are still outstanding.

Review, Approval and Ratification of Transactions with Related Persons

Prior to May 2011, our Board of Directors had not adopted formalized written policies and procedures for the review or approval of related party transactions.  From July 2009 until May 2011, when our Board of Directors was reconstituted, we had had no independent directors, and each of our directors was an executive officer or substantial equity holder of Jubilant or its affiliates, with whom substantially all of our related party transactions, since April 1, 2008, have been transacted.

In connection with JPPL’s acquisition of 75% of the outstanding Common Stock of the Company pursuant to the Stock Purchase Agreement dated May 23, 2005, JPPL, the Company, certain designated minority stockholder representatives of the Company, and each minority stockholder of the Company executed a Stockholders Agreement, dated June 30, 2005 (the “Stockholders Agreement”).  The Stockholders Agreement provided, among other things, for the appointment by the minority stockholders of three designated representatives to act on behalf of the minority stockholder group.  The Stockholders Agreement further provided that the Board of Directors of the Company would include two (2) directors to be chosen from the three (3) minority stockholder representatives (the “Minority Stockholder Board Designees”).  The Stockholders Agreement contained minority stockholder protections that conditioned the completion of certain transactions by JPPL and/or the Company upon the prior approval of the Minority Stockholder Board Designees, including, among others, (i) the issuance of Company stock or convertible securities to JPPL if such issuance would result in JPPL’s ownership exceeding 75% of the outstanding common stock of the Company, (ii) the change in the size of the Company’s Board of Directors, (iii) an amendment or termination of the 2005 Supply Agreement, (iv) the amendment or restatement of the certificate of incorporation or bylaws of the Company or its Cadista Pharmaceuticals operating subsidiary, (v) a merger or consolidation of the Company, or (vi) a redemption of the shares of the Company.  The Stockholders Agreement expired by its terms on June 30, 2009 and the various obligations of JPPL and its affiliates thereunder terminated.  As a result, by written consent of our shareholders JPPL and Jubilant Life Holdings, the two directors designated by the minority stockholders were removed on July 27, 2009.  After such time, until May 5, 2011 when our Board of Directors was reconstituted, all of our directors consisted of directors having a relationship with Jubilant and its affiliates that would disqualify them from being deemed independent.

The Company entered into the 2005 Supply Agreement simultaneous with, and as a condition to, JPPL’s investment in the Company.  Accordingly, at the time of entering into such agreement JPPL and its affiliates were not related parties of the Company.  The Company’s entering into the Master Product Development Cooperation Agreement, and the services related to the two product candidates described above pursuant to the two Project Task Orders issued under the Master Product Development Cooperation Agreement were authorized after JPPL acquired 75% of Cadista’s outstanding Common Stock but were approved unanimously by all of Cadista’s directors, including the directors designated by the minority stockholders.

Since reconstituting our Board of Directors in May 2011, our Board has adopted a policy and procedure requiring that all related party transactions be subject to review and approval by a committee of independent directors established by the Board.  The Board's policy provides that in connection with a transaction in which a related party (including a director, officer, employee, Jubilant or any other significant shareholder) will have a direct or indirect interest in a transaction to which the Company may be a party, the Board will formally establish a committee comprised solely of independent directors to review and evaluate such proposed transaction (the “Independent Committee”). The Independent Committee will be authorized to review any and all information it deems necessary and appropriate to evaluate the fairness of the transaction to the Company and its shareholders (other than the interested related party to such transaction), including meeting with management, retaining third party experts (including counsel and financial advisors if determined necessary and appropriate by the Independent Committee) and evaluating alternative transactions, if any.  The Independent Committee will also be empowered to negotiate the terms of such proposed related party transaction on our behalf. The proposed related party transaction may proceed only following the approval and recommendation of the Independent Committee. Following the Independent Committee’s approval, the related party transaction will be subject to final review and approval of the Board as a whole, with any interested director abstaining from such action.

The authorization and approval of the Toll Manufacturing Agreement and the 2011 Master Supply Agreement, which agreements are described above in this Item 7. “Certain Relationships and Related Transactions and Director Independence,” were subject to the review, evaluation, negotiation and approval of an Independent Committee of the Board. In each of such case, the Independent Committee was comprised of Messrs. Becker and Seth and the procedures with respect to Independent Committees described above were followed. See "Director Independence" below for a description of the assessment of the independence of Messrs. Becker and Seth.

Director Independence

Our Common Stock is not listed on any national securities exchange or inter-dealer quotation system with a requirement that a majority of our Board of Directors be independent, and therefore, we are not subject to any director independent requirements. In assessing the independence of our Board members, our Board has reviewed and analyzed the standards for independence required under the NASDAQ Capital Market, including NASDAQ Marketplace Rule 5605, and applicable SEC regulations.  Based on this analysis, our Board has determined that Frank C. Becker and Arun Seth meet the standards for independence provided in the listing requirements of the NASDAQ Capital Market and SEC regulations.  As a result, two of our five Board members meet such standards of independence.  In making the determination that Mr. Seth is independent, the Board specifically considered that he is a director of Jubilant Foodworks Limited, an entity that is not a subsidiary or parent of Jubilant Life Sciences Ltd. but which shares the same principal stockholders in that Messrs. Shyam S. Bhartia, and Hari S Bhartia (together with members of their immediate families and entities controlled by them) are principal stockholders of each such entity.  In making the determination that Mr. Becker is independent, the Board specifically took into account that Greenfield Chemical, Inc. (“Greenfield Chemical”), of which Mr. Becker is president and the principal stockholder, has from time to time purchased API from Jubilant Life Sciences USA Inc. (“Jubilant USA”), a subsidiary of Jubilant; which purchases, during the three fiscal years ended March 31, 2011, have been less than $40,000 in the aggregate and since April 1, 2008, through the date of the Board’s determination on May 27, 2011, have been less than $60,000 in the aggregate during such period.  The Board determined that Mr. Seth's serving as a director of Jubilant Foodworks Limited and the small level of API purchases by Greenfield Chemical, of which Mr. Becker is president and the principal stockholder, would not interfere with the exercise of their independent judgments in carrying out their responsibilities as directors of the Company.

The listing standards of the NASDAQ Capital Market specify that a majority of a listed issuer’s board of directors must be comprised of independent directors.  Although we are not listed on the NASDAQ Capital Market and therefore not subject to its listing requirements, were we to be so listed we would be able to utilize an exemption to the requirement that a majority of the directors be independent, because we would be deemed a “controlled company” pursuant to the listing standards for the NASDAQ Capital Market. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, a group or another company. Based on Jubilant’s ownership of approximately 82.4% of our common stock, we would be considered a controlled company under the rules of the NASDAQ Capital Market and could rely upon this exemption in having less than a majority of independent directors on our Board.

We do not have separately designated nominating or compensation committees or any committee performing similar functions.

Frank C. Becker, Arun Seth and R. Sankaraiah serve on our Audit Committee of the Board.  In assessing the independence of the members of our Audit Committee, the Board reviewed and analyzed NASDAQ Marketplace Rule 5605(c) and applicable SEC regulations, and took into account Mr. Seth's directorship with Jubilant Foodsworks Limited and the API purchases by Greenfield Chemical, of which Mr. Brecker is president and principal stockholder, from Jubilant USA, a subsidiary of Jubilant.  Based upon this analysis, the Board determined that each of Messrs. Becker and Seth would satisfy such standards for independence but Mr. Sankaraiah, as a result of his being an executive office of Jubilant, would not.  The Board determined that it would be beneficial for Mr. Sankaraiah to be on the Audit Committee since it determined that he would qualify as a "Financial Expert."  The listing standards of the NASDAQ Capital Market specify that a listed issuer must have an Audit Committee comprised of at least three members each of whom must be independent.  As described above, we are not listed on the NASDAQ Capital Market nor subject to its listing requirements.  However, were we so listed, the fact that we were a "controlled company" under NASDAQ Marketplace Rules would not exempt us from this requirement.

Item 8.  Legal Proceedings.

There are not presently any material pending legal proceedings to which we are party or as to which any of our property is subject.  Certain of our stockholders, unaffiliated with Jubilant, have, from time to time, threatened to bring an arbitration action against Jubilant and its affiliates, relating to various matters concerning the "Stock Purchase Agreement," the "Stockholders Agreement" and the "2005 Supply Agreement" (as such terms are defined in Item 7.  "Certain Relationships and Related Party Transactions") and the conduct of our business.  To date no such litigation has been commenced, and other than such threatened litigation, no proceedings are known to us to be threatened or contemplated against us.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is currently no public market for our Common Stock.  Our Common Stock is not listed on any securities exchange or inter-dealer quotation system at the present time.  We are not certain whether a trading market will develop for our Common Stock, or if it develops whether the trading market will be sustained.  Investors in our Common Stock must be prepared to bear the entire economic risk of an investment in our Common Stock for an indefinite period of time.

Shares Eligible for Future Sale

We had 117,797,180 shares of Common Stock outstanding as of March 31, 2011.  All of these shares are “restricted” securities under the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.  Under Rule 144, a person who is not an “affiliate” (as defined in the Securities Act), and who has not been an affiliate for at least three months, may sell all his shares beginning six months after his acquisition of such shares, subject to certain restrictions relating to availability of current public information regarding our Company.  However, once a non-affiliate has held his or her shares for one year or more, such shares may be sold under Rule 144 without any restrictions.  Accordingly, as of the date of this filing 20,753,606 shares of our Common Stock held by non-affiliates are eligible for resale under Rule 144.

An affiliate may sell his shares under Rule 144 beginning six months after his acquisition, subject to certain restrictions regarding the manner of sale, notice filing and the availability of current public information regarding the Company.  In addition, the number of shares that can be sold by an affiliate under Rule 144 within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of Common Stock then outstanding; or

•	The average weekly trading volume of our Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

There is currently no trading activity or trading volume in our shares. If, in the future, our securities are listed on an exchange, such as NASDAQ, then our stockholders would be able to rely on the market-based volume limitation.  If our Common Stock is quoted on the OTC Bulletin Board or the “Pink Sheets”, our stockholders will not be able to rely on the market-based volume limitation described above, and our stockholders who wish to sell our stock would rely only on the percentage based volume limitation described above.

Holders

As of March 31, 2011 there were 117,797,180 shares of common stock outstanding and approximately 547 stockholders of record.

Dividends

We have not declared or paid dividends on any class of equity securities during the last two fiscal years, and we currently intend to retain any future earnings for use in our business and do not anticipate paying any dividends on our outstanding Common Stock in the foreseeable future.

Equity Compensation Plan Information

The following table sets forth the securities that are authorized for issuance as of March 31, 2011.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Stock Option plans approved by security holders	—	—	—
Stock Option plans not approved by security holders (1)	749,547	$1.54	0
Total	749,547	$1.54	0

See Footnote 19 to the financial statements, included with this Registration Statement for a further description of the above-referenced options.

Item 10.  Recent Sales of Unregistered Securities.

The information below lists all of our securities sold by us during the past three years which were not registered under the Securities Act of 1933. We paid no underwriting discounts or commissions in connection with the following transaction:

•
Between October 23, 2008 and October 21, 2009, we issued an aggregate of 34,482,759 shares of Common Stock at a price of $.29 per share for a total purchase price of $10 million.  These shares were issued to a single accredited investor (as defined in Rule 501(a) promulgated under the securities Act of 1933) pursuant to a private placement, without the use of any general solicitation or public offering and are therefore exempt from registration under Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

Item 11.   Description of Registrant’s Securities to be Registered.

The following is a summary of the rights, preferences, privileges and restrictions applicable to our common stock, par value $0.001 per share ("Common Stock"), which is the only class of capital stock that we are currently authorized to issue under our certificate of incorporation.

We are authorized to issue 120,000,000 shares of Common Stock.  As of March 31, 2011, we have 117,797,180 shares of Common Stock outstanding. Each stockholder of record is entitled to one vote for each outstanding share of Common Stock owned by him on every matter properly submitted to the common stockholders for their vote.

Holders of Common Stock are entitled to any dividend declared by the board of directors out of funds legally available for such purpose.  In the event of our liquidation, after payment of all liabilities, holders of Common Stock are entitled to receive on a pro rata basis all of our remaining assets.  Holders of Common Stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock.

Item 12.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.  A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statue requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each of our officers and directors.

In addition, we currently maintain a directors’ and officers’ liability insurance policy which insures, subject to the exclusions and limitations of the policy, our directors and officers against certain liability which might be incurred by them solely in such capacities.

Item 13.  Financial Statements and Supplementary Data.

See the financial statements and related notes included in Item 15 of this registration statement.

Item 14.  Change in and Disagreements with Accountants on Accounting and Financial Disclosure.

On March 22, 2011 the Company’s Board of Directors approved the engagement of KNAV Partners (“KNAV”) as the Company’s independent registered public accounting firm for the year ending March 31, 2011 and to issue the audit report with respect to all of the financial statements included in this registration statement on Form 10.  KPMG (“KPMG”), an Indian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative, had audited the Company’s financial statements, for each of its fiscal years ended March 31, 2010 and March 31, 2009.  KPMG resigned as our independent audit firm, effective as of March 21, 2011, after discussions with the Company regarding the Company’s desire to have an audit firm based in the United States to audit the Company’s financial statements and issue the audit report with respect to the financial statements included in this registration statement on Form 10 and subsequent periodic reports filed under the Securities Exchange Act of 1934.

During the fiscal years ended March  31, 2010 and  March 31, 2009 and through March 22, 2011, neither the Company nor anyone on its behalf has consulted with KNAV with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KNAV concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The reports of  KPMG on the Company’s consolidated financial statements for the years ended March 31, 2009 and March 31, 2010 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended March 31, 2009 and March 31, 2010 and through March 21, 2011, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its reports on the Company’s consolidated financial statements for such years.

During the years ended March 31, 2009 and March 31, 2010 and through March 21, 2011, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided KPMG with a copy of the above disclosures and has requested that KPMG furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made in the last paragraph above. A copy of KPMG’s letter dated May 19, 2011 is attached as Exhibit 16.1 to this registration statement.

Item 15.  Financial Statements and Exhibits.

(a) Index to Financial Statements.

See the index to consolidated financial statements set forth on page F-1.

 (b) Index to Exhibits.

See the exhibit index immediately following the financial statements to this Form 10.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned there unto duly authorized.

CADISTA HOLDINGS INC. (Registrant)

Date: July 12, 2011	By:	/s/ Scott Delaney
Scott Delaney
Chief Executive Officer

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CADISTA HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cadista Holdings Inc.

We have audited the accompanying consolidated balance sheets of Cadista Holdings Inc. and its subsidiaries (collectively hereinafter referred to as “the Company”) as of March 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years ended on March 31, 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the three year periods ended March 31, 2011,2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

KNAV P.A.

Atlanta, GA
May 27, 2011 except for Notes 2, 6, 20 and 21, as to which the date is July 12, 2011

CADISTA  HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands United States dollars, unless otherwise stated)
	As of March 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	$759	$267
Accounts receivable (Note 5)	10,365	6,585
Unbilled revenues	-	63
Due from related party (Note 21)	200	192
Inventories (Note 6)	7,828	6,100
Prepaid expenses and other current assets (Note 7)	538	259
Deferred tax assets (Current) (Note 17)	1,776	305
Total current assets	$21,466	$13,771

Restricted cash (Note 4)	35	35
Deferred tax assets (Non-current) (Note 17)	$2,082	$4,580
Property, plant and equipment, net (Note 8)	12,596	12,339
Intangibles assets, net (Note 9)	179	202
Total assets	$36,358	$30,927
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 10)	$4,853	$3,036
Current portion of long-term debt (Note 11)	1,992	1,984
Accounts payable	1,840	2,547
Due to related parties (Note 21)	2,876	4,177
Deferred revenue	249	374
Other current liabilities (Note 12)	1,466	861
Dividend payable	66	66
Total current liabilities	$13,342	$13,045
Long-term debt excluding current portion (Note 11)	-	1,992
Total liabilities	$13,342	$15,037
Commitments and contingencies (Note 16 and 20)
Stockholders’ equity
Equity shares at $ 0.001 par value 120,000,000 shares authorized; issued and outstanding – 117,797,180 shares and 117,797,180 shares as of March 31, 2011 and 2010 respectively (Note 19)	$118	$118
Additional paid-in capital	38,755	38,755
Accumulated deficit	(15,857)	(22,983)
Total stockholders’ equity	$23,016	$15,890
Total liabilities and stockholders’ equity	$36,358	$30,927
(See accompanying notes to the consolidated financial statements.)

CADISTA  HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(All amounts in thousands United States dollars, unless otherwise stated)
	For the year ended
	March 31, 2011	March 31, 2010	March 31, 2009

Net revenues	$42,171	$28,773		$22,056
Cost of revenues (exclusive of depreciation as discussed in Note 13)	27,441	21,906		16,968
Gross profit	14,730	6,867		5,088

Operating costs and expenses:
Research and development (exclusive of depreciation as discussed in Note 13 and Note 14)	585	1,599		2,806
Selling, general and administration (exclusive of depreciation as discussed in Note 13)	4,398	3,598		4,609
Depreciation and amortization (Note 13)	1,338	1,203		1,094

Total operating costs and expenses	6,321	6,400		8,509

Operating income (loss)	8,409	467		(3,421)
Other expense, net (Note 15)	235	375		680
Income/(loss) before income taxes	8,174	92		(4,101)
Income taxes (Note 17)	1,048	(4,885)		1
Net income/(loss)	$7,126	$4,977	$	(4,102)

Net income (loss) per common share
Basic	$0.06	$0.04		$(0.04)
Diluted	$0.06	$0.04		$(0.04)

(See accompanying notes to the consolidated financial statements.)

CADISTA  HOLDINGS  INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR THE YEAR ENDED MARCH 31, 2011, 2010 AND 2009
(All amounts in thousands United States dollars, unless otherwise stated)

	Common stock		Additional paid in	Accumulated		Accumulated other comprehensive		Comprehensive
	Shares	Amount	capital	(deficit)		income	Total	income/(loss)
Balance as of March 31, 2008	83,414,421	$83	$28,890	$	(23,858)	-	$5,115
Issue of common stock	27,586,207	28	7,972		-		8,000
Buyback of common stock	(100,000)	-	(100)				(100)
Net loss	-	-	-		(4,102)		(4,102)	$ (4,102)
Balance as of March 31, 2009	110,900,628	$111	$36,762	$	(27,960)	-	$8,913

Balance as of March 31, 2009	110,900,628	$111	$36,762	$	(27,960)	-	$8,913
Issue of common stock	6,896,552	7	1,993		-		2,000
Net income	-	-	-		4,977		4,977	$4,977
Balance as of March 31, 2010	117,797,180	$118	$38,755	$	(22,983)	-	$15,890

Balance as of March 31, 2010	117,797,180	$118	$38,755	$	(22,983)	-	$15,890
Net income	-	-	-		7,126		7,126	$7,126
Balance as of March 31, 2011	117,797,180	$118	$38,755	$	(15,857)	-	$23,016
(See accompanying notes to the consolidated financial statements)

CADISTA  HOLDINGS  INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands United States dollars, unless otherwise stated)

	For the year ended
	March 31, 2011		March 31, 2010		March 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)		$7,126		$4,977	$	(4,102)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities
Depreciation and amortization		1,338		1,203		1,094
Amortization of debt initiation cost		16		16		16
Income taxes		1,048		(4,885)		1
Loss/(Gain) on sale of property, plant and equipment, net		1		(9)		-
Provision for bad debts		97		122		-
Fair value of machinery received free of cost		(229)		(172)		-
Changes in operating assets and liabilities, net
Increase in accounts receivable		(3,877)		(3,278)		(320)
Decrease/(increase) in unbilled revenue		63		(63)		-
Increase in inventories		(1,728)		(993)		(784)
Increase/(decrease) in dues from/to related parties		(305)		2,898		(246)
(Decrease)/increase in accounts payable and other current liabilities		(60)		(565)		479
Decrease/(increase) in prepaid expenses and other current assets		(7)		162		(117)
Net cash provided by (used in) operating activities		$3,483	$	(587)	$	(3,979)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$	(1,811)	$	(730)	$	(1,164)
Proceeds from sale of property, plant and equipment		7		9		-
Net cash used in investing activities	$	(1,804)	$	(721)	$	(1,164)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of share capital		$-		$2,000		$8,000
Buyback of shares		-		-		(100)
Proceeds from short term borrowings, net		1,817		40		57
Repayment of long term debt		(2,000)		(2,000)		(2,000)
Inter corporate deposit received from related parties		-		1,004		4,300
Repayment of inter-corporate deposits		(1,004)		-		(5,402)
Net cash provided by (used in) financing activities	$	(1,187)		$1,044		$4,855

Net change in cash and cash equivalents		$492	$	(264)	$	(288)

CASH AND CASH EQUIVALENTS (INCLUDING RESTRICTED CASH)
Beginning of the year		$302		$566		$854
End of the year		$794		$302		$566

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the year for interest		$335		$407		$865
Cash paid during the year for tax		$1		$-		$-

SIGNIFICANT NON CASH INVESTING AND FINANCING ACTIVITIES
The fair value of machinery received free of cost, during the year ended March 31, 2010 was $ 515
(See accompanying notes to the consolidated financial statements)

1	ORGANIZATION AND NATURE OF OPERATIONS

Incorporation and history

Cadista Holdings Inc. (formerly Trigen Laboratories Inc.) was incorporated in the State of Delaware, United States in 1988.

Cadista Holdings Inc.’s subsidiaries are as follows:

Subsidiaries	Ownership

Jubilant Cadista Pharmaceuticals Inc	100%
Colvant Sciences Inc	100%

Jubilant Cadista Pharmaceuticals Inc. (formerly Cadista Pharmaceuticals Inc.) was incorporated in 1996 as a 100% subsidiary of Cadista Holdings Inc. Jubilant Pharma Pte Limited, a company incorporated in Singapore, acquired 64% shareholding in Cadista Holdings Inc. on June 30, 2005.  Subsequently, Jubilant Pharma Pte Limited increased its ownership interest in Cadista Holdings Inc. to 75% through issuance of additional shares by Cadista Holdings Inc. During the years ended March 31, 2010 and 2009 Jubilant Pharma Pte Limited increased the stake in the Company to 82.38% through its United States based subsidiary Jubilant Life Sciences Holdings Inc. (formerly Clinsys Holdings Inc.).  Jubilant Life Sciences Limited (formerly Jubilant Organosys Limited) hereinafter referred to as “Jubilant”, a company incorporated in India, is the ultimate parent company of each of Jubilant Pharma Pte Limited and Jubilant Life Sciences Holdings Inc. Colvant Sciences Inc has been dissolved on March 31, 2011.

Cadista Holdings Inc., through its subsidiary, Jubilant Cadista Pharmaceuticals Inc.,is primarily engaged in the business of development, manufacture and marketing of generic drugs in the United States. The Company’s manufacturing facility is located in Salisbury, Maryland.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”) to reflect the financial position and results of operations of Cadista Holdings Inc. and subsidiaries (collectively hereinafter referred to as “the Company”). The accompanying consolidated financial statements have been prepared without considering the “push down effect” of fair value adjustments arising out of the acquisition of the Company by Jubilant Pharma Pte Limited.

(b)	Principles of consolidation

The consolidated financial statements are prepared in United States Dollar and include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Intercompany balances and transactions are eliminated. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities, by majority exposure to expected losses, residual returns or both.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the results of operations during the reporting periods. The Company’s most significant estimates relate to the determination of sales reserves, sales return and allowances for accounts receivables and accrued liabilities, determination of useful lives for property, plant and equipment and intangible assets, and other long lived assets for impairment and realizability of deferred tax assets. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable.  Actual results could differ from these estimates.  Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates.

(d)	Revenue recognition

Revenue from sale of goods is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer and when the following criteria are met:

▪	Persuasive evidence of an arrangement exists;
▪	The price to the buyer is fixed and determinable; and
▪	Collectibility of the sales price is reasonably assured.

Revenue from sale of goods is shown net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions.

The Company participates in prime vendor programs with a government entity whereby pricing on products is extended below the wholesale list price.  This government entity purchases products through wholesalers at the lower prime vendor price, and the wholesalers charge the difference between their acquisition cost and the lower prime vendor price back to the Company. The Company determines its estimates of the prime vendor chargeback primarily based on historical experience regarding prime vendor chargebacks and current contract prices under the prime vendor programs. Accruals for chargebacks are reflected as a direct reduction to revenues and accounts receivable.
Revenue arrangements with multiple deliverables are evaluated to determine if the deliverables (items) can be divided into more than one unit of accounting. An item can generally be considered a separate unit of accounting if all of the following criteria are met:

▪	The delivered item(s) has value to the customer on a standalone basis;
▪	There is objective and reliable evidence of the fair value of the undelivered item(s); and
▪
If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

If an arrangement contains more than one element, the arrangement consideration is allocated among separately identified elements based on relative fair values of each element.

Revenues related to contract manufacturing arrangement are recognized when performance obligations are substantially fulfilled. Revenues related to development contracts are recognized on proportionate performance basis. Customarily for contract manufacturing and development services, the Company receives upfront non-refundable payments which are recorded as deferred revenue. These amounts are recognized as revenues as obligations are fulfilled under contract manufacturing arrangement and as milestones are achieved for development arrangements.

When the Company receives advance payments from customers for sale of products, such payments are reported as advances from customers until all conditions for revenue recognition are met.

Allowances for sales returns are estimated and provided for in the year of sales.  Such allowances are made based on the historical trends.  The Company has the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products.  In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to categories where established products exist and are sold in the market.  Further, the Company evaluates the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made.

(e)	Shipping and handling costs

Shipping and handling costs incurred by the Company to transport products to customers are included in cost of revenues.

(f)	Inventories

Inventories are stated at the lower of cost and market value.  Cost is determined using the weighted average method. Cost in the case of raw materials comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-progress and finished good comprises direct labor, material cost and production overheads.

A write down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

Inventories are reviewed on a periodic basis for identification and write-off of slow moving, obsolete and impaired inventory.  Such write-downs, if any, are included in cost of revenues.

(g)	Research and development

Revenue expenditure on research and development is expensed as incurred.  Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses is capitalized as tangible assets when acquired or constructed.

(h)	Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation. Cost of items of property, plant and equipment comprises cost of purchase and other costs necessarily incurred to bring it to the condition and location necessary for its intended use.
The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations.

The estimated useful lives of assets are as follows:

Building	30 years
Machinery and equipment	4 - 10 years
Office furniture and equipment	10 years
Computers	5 years
Vehicles	3- 5 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

(i)	Intangible assets and amortization

Intangible assets are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed. The estimated useful lives of the intangible assets are as follows:

Abbreviated New Drug Applications (ANDA’s)	10 years

The estimated useful life of an identifiable intangible asset is based on a number of factors  including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

(j)	Impairment of long-lived assets

Long-lived assets and finite lived intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated the asset is written down to its fair value. Long-lived assets, to be disposed are reported at the lower of the carrying value or fair value less cost to sell.

(k)	Business enterprise segments

The Company operates in one reportable operating segment.

(l)	Operating leases

Lease rent expenses on operating leases are charged to expense over the lease term. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rent expense for such leases is recognized on a straight-line basis over the lease term.

(m)	Cash equivalents

Cash equivalents represent highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less.

As of March 31 2011 and 2010 cash equivalents include restricted cash of $35 and $35, respectively, which represents amount of bond given by the Company to a City Administration for construction of building and parking lot.

(n)	Income taxes

Income taxes are accounted for using the asset and liability method.  The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance of any tax benefits of which future realization is uncertain.

The Company applies a two-step approach for recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement.  The Company includes interest and penalties related to unrecognized tax benefits within its provision for income tax expense.

(o)	Sales taxes

The Company presents taxes assessed by a governmental authority including sales, use, value added and excise taxes on a net basis and therefore the presentation of these taxes is excluded from  revenues and is included in accrued expenses in the accompanying consolidated balance sheets until such amounts are remitted to the taxing authorities.

(p)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during each period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average shares outstanding, as adjusted for the dilutive effect of common stock equivalents, which consist of stock options.

The table below reflects basic and diluted net income (loss) per share for the years ended March 31:

	2011 (000’s)	2010 (000’s)	2009 (000’s)
Net income (loss) available for common shareholders (basic and dilutive)	$7,126	$4,977	$(4,102)

Weighted average shares outstanding:
Basic	117,797	114,062	94,859
Effect of dilutive stock	750	750	750
Diluted	118,547	114,812	95,609

Earnings per share (in US dollars)
Basic	$0.06	$0.04	$(0.04)
Diluted	$0.06	$0.04	$(0.04)

Since the only dilutive securities are the options, the net income (loss) available to common shareholders for basic and diluted earnings per share calculation is the same.

(q)	Retirement benefits to employees

Contributions to defined contribution plans are charged to income in the period in which they accrue. Liability for compensated absences is accrued using full liability method.

(r)	Dividends

Dividends are recorded in the consolidated financial statements in the period in which they are approved by the Board of Directors.

(s)	Reclassifications

Certain reclassifications, regroupings and reworking have been made in the consolidated financial statements of prior periods to conform to the classifications used in the current year. These changes had no impact on previously reported net income (loss) or stockholders’ equity.

(t)	Recent accounting pronouncements

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition—milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoptionis permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply themilestone method of revenue recognition for research and development transactions. The Company believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted),modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”. This establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. This is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

3	FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.  The cash resources of the Company are invested with money market funds and banks after an evaluation of the credit risk. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2011 and 2010 there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments.

The customers of the Company are primarily enterprises based in the United States and accordingly, trade receivables are concentrated in the United States. To reduce credit risk, the Company performs ongoing credit evaluation of customers. For the years ended March 31, 2011, 2010 and 2009, four customers, having 23%, 15%, 12%, and 11% share in total revenue in 2011, four customers having 22%, 19%, 12% and 10% share in total revenue in 2010 and three customers having 27%, 16%,and 10% share in total revenue in 2009, accounted for more than 10% of total revenue individually.
As of March 31, 2011 and 2010, 2 customers having 29% and 22% share in total trade receivables in 2011 and 2 customers having 46% and 16% share in total trade receivables in 2010, individually accounted for more than 10% of the Company’s total trade receivables.
For the years ended March 31, 2011, 2010 and 2009, four products collectively accounted for approximately 86% of net revenue in 2011, three products collectively accounted for approximately 83% of net revenue in 2010 and three products collectively accounted for approximately 87% of net revenue in 2009. A relatively small group of products, the raw materials for which are supplied by a limited number of vendors, represent a significant portion of net revenues.
The maximum amount of loss due to credit risk that the Company would incur should the customer fail to perform is the amount of the outstanding receivable. The Company does not believe other significant concentrations of credit risk exist.

4	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprises the following:

	As of March 31, 2011 (000’s)	As of March 31, 2010 (000’s)
Cash in hand	$1	$1
Balances with banks in current accounts	700	208
Balances with banks in money market funds*	93	93
	$794	$302

Cash balances on checking accounts and payroll accounts with the bank are insured by the Federal Deposit Insurance Corporation up to an aggregate of $ 250 (2010 :$ 250).
*As of March 31 2011 and 2010 cash equivalents include restricted cash of $ 35 and $ 35, respectively, which represents amount of bond given by the Company to a City Administration for construction of building and parking lot.

5	ACCOUNTS RECEIVABLE

Accounts receivable as of March 31, 2011 and 2010 are stated net of allowance for doubtful receivables.  Factors utilized by management in determining the adequacy of the allowance include the present and prospective financial condition of the debtor and the aging of the receivables.

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31, 2011(000’s)	Year ended March 31, 2010 (000’s)
	Doubtful accounts receivable	Doubtful accounts receivable
Balance at the beginning of the year	$122	$-
Charges to revenues and costs	97	122
Doubtful accounts written-off	(161)	-
Balance at the end of the year	$58	$122

There was no activity/balance for the period ended March 31, 2009 with respect to the provision for doubtful debts.

6	INVENTORIES

Inventories comprise the following:

	As of March 31, 2011 (000’s)	As of March 31, 2010 (000’s)
Raw materials*	$4,541	$3,645
Work in progress	1,781	1,326
Finished goods	1,537	1,233
Stores and spares	66	-
	$7,925	$6,204
Provision for slow moving/obsolete inventory	(97)	(104)
	$7,828	$6,100

The activity in the allowance for slow moving/ obsolete inventory is given below:

	Year ended March 31, 2011 (000’s)	Year ended March 31, 2010 (000’s)
Balance at the beginning of the year	$104	$-
Charges to revenues and costs	93	104
Inventories written off	(100)	-
Balance at the end of the year	$97	$104

7	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets comprise the following:

	As of March 31, 2011 (000’s)	As of March 31, 2010 (000’s)
Prepaid expenses	$179	$145
Advance to suppliers	326	81
Deposits	25	25
Others	8	8
	$538	$259

8	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	As of March 31, 2011 (000’s)	As of March 31, 2010 (000’s)
Land	$340	$340
Building	6,536	6,177
Machinery and equipment	11,190	10,279
Office furniture and equipment	533	506
Computers & software	408	336
Vehicles	18	18
Capital work in progress	475	277
	19,500	17,933
Accumulated depreciation	(6,904)	(5,594)
Property, plant and equipment, net	$12,596	$12,339

Depreciation (excluding amortization of intangibles $ 22 in 2011, 2010 and 2009) expense was $ 1,316, $ 1,181and $ 1,072 for the years ended March 31, 2011, 2010 and 2009 respectively. During the years ended March 31, 2011,  2010 and 2009, the Company discarded property plant and equipment amounting to $ 13,  $ 1 and $ 59  with accumulated depreciation of $ 5,  $ 1 and $ 59, respectively.

Term loans are secured by first charge ranking pari – passu among the lenders on property, plant and equipment of the Company.

9	INTANGIBLE ASSETS

Information regarding the Company’s intangible assets acquired either individually, with a group of other assets is as follows:

	March 31, 2011 (000’s)
	Gross carrying amount	Accumulated amortization	Net
Abbreviated New Drug Application (ANDA’s)	$225	$113	$112
Capital work in progress	67	-	67
	$292	$113	$179

	March 31, 2010 (000’s)
	Gross carrying amount	Accumulated amortization	Net
Abbreviated New Drug Application (ANDA’s)	$225	$90	$135
Capital work in progress	67	-	67
	$292	$90	$202

The estimated amortization schedule for the intangibles assets on a straight line basis is set out below:

(000’s)
Year ending March 31,
2012	$22
2013	22
2014	22
2015	23
2016	23
$112

10	SHORT TERM BORROWINGS

Jubilant Cadista Pharmaceuticals Inc has obtained Revolving Credit Facility (“Revolver”) to meet its working capital requirements. The original maturities of these loans are less than one year and the loans bear interest at the rate of 6 months LIBOR plus 2.75%. As of March 31, 2011 and 2010 the outstanding short term loans aggregate to $4,853 and $3,036 respectively. The Revolver is secured by all of Jubilant Cadista Pharmaceuticals Inc’s goods and inventory, accounts receivable, contract rights and current assets.  The Revolver is guaranteed by Cadista Holdings Inc.  Jubilant Pharma Pte Limited has pledged its stock of Cadista Holdings Inc. to secure Jubilant Cadista Pharmaceuticals Inc’s obligations under the Credit Agreement.  The guaranty of Cadista Holdings Inc. is secured by a pledge of stock of Jubilant Cadista Pharmaceuticals Inc held by Cadista Holdings Inc.  In connection with the amendment of the  Credit Agreement in February 2010, which increased the maximum amount under the Revolver from $3.0 million to $6.5 million; State Bank of India, Corporate Accounts Group, New Delhi, India Branch (“SBI CAG”), with whom Jubilant has a credit facility, issued a letter of comfort (the “Original Letter of Comfort”) in favor of State Bank of India, New York Branch (“SBI NY”) providing for the following: (i) that the security for Jubilant’s credit facility with SBI CAG would not be released so long as any liabilities of Jubilant Cadista Pharmaceuticals Inc, to SBI NY; including amounts under the Revolver, remain outstanding: and (ii) SBI CAG’s obligation to indemnify and hold SBI NY harmless, and pay any claim submitted by SBI NY arising from a default by Jubilant Cadista Pharmaceuticals Inc, for up to $3.5 million principal amount of loans funded by SBI NY under the Revolver, together with accrued interest thereon and other fees and commissions arising under the Credit Agreement.  The Original Letter of Comfort expired on March 31, 2011, and was replaced by a similar letter of comfort (the “Replacement Letter of Comfort”) issued by SBI CAG in favor of SBI NY on April 21, 2011.  Upon the expiration of the Original Letter of Comfort until the issuance of the Replacement Letter of Credit, the maximum amount of the Revolver was reduced by $1.5 million from $6.5 million to $5.0 million and Jubilant pledged $2.0 million of collateral to SBI NY to secure the Revolver. The terms of the Revolver contain certain restrictive covenants, mainly the requirements to maintain certain financial ratios and distribution of dividends. The Company paid 2% penal interest till the financial covenants were taken on record by the bank during the current year. The unused facility as of March 31, 2011 aggregates to $ 147.

The details of average loan outstanding, average interest expense and weighted average rate of interest and interest rate on balance sheet date is as follows:

Year ended March 31	Average loan outstanding during the year (000’s)	Average interest expense during the year (000’s)	Average interest rate during the year	Interest rate as of March 31
2011	$5,777	$213	3.69%	3.21%
2010	$2,989	$143	4.80%	4.15%
2009	$2,974	$200	6.72%	6.29%

11	LONG TERM DEBT

Long-term debt consists the following:

	As of March 31, 2011 (000’s)	As of March 31, 2010 (000’s)
Term loan from banks ( net of debt initiation cost of $ 8 as of March 31, 2011 and $ 24 as of March 31, 2010)	$1,992	$3,976
Less: Current portion	(1,992)	(1,984)
Long term debt, excluding current portion	-	$1,992

Term loan bears interest at the rate of 6 months LIBOR plus 1.65%. Term loans under the Credit Agreement are secured by all other assets of Jubilant Cadista Pharmaceuticals Inc not securing the Revolver. The terms of the loan arrangement contain certain restrictive covenants, mainly the requirements to maintain certain financial ratios.

The aggregate maturities of long-term debt, based on contractual maturities, as of March 31, 2011 are as follows:

(000’s)
April 24, 2011*	$1,000
October 24, 2011	$1,000
$2,000

*The Company has repaid the loan installment falling due on April 24, 2011

12	OTHER CURRENT LIABILITIES

Other current liabilities comprise the following:

	As of March 31, 2011 (000’s)	As of March 31, 2010 (000’s)
Accrued employee cost	$864	$608
Interest payable	19	30
Accrual for accounts payable	290	79
Accrual for health insurance liability	75	59
Audit fees	70	20
Others	148	65
	$1,466	$861

13	DEPRECIATION AND AMORTIZATION

The Company’s underlying accounting records do not contain an allocation of depreciation and amortization between ‘‘cost of revenues’’, ‘‘research and development charges”, ‘‘selling general and administration expenses’’. As such, the charge for depreciation has been presented as a separate line item on the face of the consolidated statements of income.

14	RESEARCH AND DEVELOPMENT EXPENSES

The Company uses its manufacturing facility and other resources for research and development activities in addition to using the same for its commercial production activities. The actual amount of expenses that can be identified to these activities cannot be determined. However, the Company estimates that an amount of  $ Nil, $ 171 and $ 1,413 are allocable to research and development activities out of its operating expenses for the years ended March 31, 2011,  2010 and 2009, respectively.

15	OTHER EXPENSE, NET

Other expense, net comprises the following:

	Year ended March 31, 2011 (000’s)	Year ended March 31, 2010 (000’s)	Year ended March 31, 2009 (000’s)
Interest and other finance costs	$(324)	$(385)	$(789)
Interest income	1	1	3
Others	88	9	106
	$(235)	$(375)	$(680)

16	OPERATING LEASES

The Company leases office facilities under non-cancelable operating lease agreements.

Rental expense under these leases is $65, $63 and $ 61 for the years ended March 31, 2011, 2010 and 2009, respectively.

Future minimum lease payments as of March 31, 2011 for such non-cancelable operating leases are as follows:
Years ending March 31,
2012	$66
2013	$28
Total minimum payments	$94

17	INCOME TAXES

The Company files federal and state tax returns as per the regulations applicable to Chapter C corporations in the United States. With respect to certain states the company files consolidated state tax returns with an affiliate company.

Income tax expense attributable to net income consists:

	For the year ended
	March 31, 2011 (000’s)	March 31, 2010 (000’s)	March 31, 2009 (000’s)
Deferred taxes	$1,027	$(4,885)	-
Current taxes	21	-	1
Total taxes	$1,048	$(4,885)	$1

The reconciliation between the provision for income tax of the Company and amounts computed by applying the US federal income tax rate is as follows:

	For the year ended
	March 31, 2011 (000’s)	March 31, 2010 (000’s)	March 31, 2009 (000’s)

Profit (Loss) before income taxes as per books	$8,174	$92	$(4,101)
US federal effective tax rate	34.00%	34.00%	34.00%
Expected tax expense	2,779	31	(1,394)
Impact of state taxes, net of federal benefit	(717)	4	(183)
Change in valuation allowance	(1,018)	(4,926)	1,920
Others	(1)	(2)	(346)
Effect of permanent differences	5	8	4
Total taxes	$1,048	$(4,885)	$1

The components of the deferred tax balances are as follows:

	As of March 31, 2011 (000’s)	As of March 31, 2010 (000’s)
Current deferred tax assets:
Accrued bonus	$173	$108
Bad debt reserve	23	46
Other tax credits	1,580	151
Less: Valuation allowance	-	-
Current deferred tax assets	$1,776	$305

Non-current deferred tax assets:
Business losses	$5,562	$8,528
Less: Valuation allowance	(1,927)	(2,945)
Non-current deferred tax assets	$3,635	$5,583

Non-current deferred tax liabilities:
Property, plant and equipment, net	$(1,553)	$(1,003)
Non-current deferred tax liabilities	$(1,553)	$(1,003)

Current deferred tax assets, net	$1,776	$305
Non-current deferred tax assets, net	$2,082	$4,580

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment.

The Company has deferred tax assets (net of deferred tax liability) on business losses, intangibles and other tax credits amounting to $ 5,785 as of March 31, 2011 and $ 7,830 as of March 31, 2010.  In assessing the realizability of deferred tax assets management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.

Based on the level of projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes there exists significant uncertainties regarding the realization of the deferred tax asset on business losses and tax credits amounting to $ 1,927 and accordingly, a valuation allowance has been established at March 31, 2011. The Company has established a valuation allowance of $ 2,945 at March 31, 2010.

The Company has net operating loss carry forwards available to reduce future federal and state income taxes. If not used, the carry forwards will expire as follows:

Year ending March 31,	Net operating loss federal and state
2017	112
2018	1,055
2019	978
2020	704
2021	380
2023	351
2024	474
2027	3,528
2028	5,554
2029	1,612
$14,748

The Company had carried forward losses amounting to $ 11,562 on June 30, 2005 which were available to reduce future federal and state income taxes. Due to application of the change in ownership rules under Internal Revenue Code Section 382, $ 5,325 of the June 30, 2005 loss carry forward will expire unused and will not be available for reducing future federal and state income taxes.  As such, a deferred tax asset has not been established for such losses.

With respect to all tax years open to examination by authorities, the Company currently estimates that there are no unrecognized tax benefits as of March 31, 2011.   The income tax returns of the Company remain subject to audit for years beginning 2007.

18	PENSIONS

The Company participates in a plan under Section401 (k) of the Internal Revenue Code.  This is a defined contribution plan where employees above the age of 21 years, having completed one month of service may choose to contribute up to 15% of their compensation or $15 whichever is lower. Employees above the age of 50 years may choose to contribute additional $5.The Company makes a contribution to the plan of 50% of each employee’s contribution, up to a maximum Company contribution of 2% of eligible compensation. Total contributions made to the plan by the Company, for the years ended March 31, 2011, 2010 and 2009 are $75, $59 and $47 respectively.

19	COMMON STOCK

The Company has only one class of common stock.

Voting

Each holder of common stock is entitled to one vote per share.

Capital arrangements

During the years ended March 31, 2011 and 2010, Jubilant Life Sciences Holdings Inc (formerly Clinsys Holdings Inc), a subsidiary of Jubilant Life Sciences Limited (formerly Jubilant Organosys Limited), India, the ultimate parent company, acquired Nil in 2011 and 1% in 2010, equity interest in the Company through an additional investment of $Nil and $2,000 respectively in the Company.

Stock option

Cadista Holdings Inc. has issued 749,547 stock options during the period 1995 to 2000 providing option to purchase equal number of common stock at a price ranging from $ 0.80 to $ 1.60 per share.

The options were granted at exercise prices higher than the fair values on grant dates. All of the options are fully vested as of July 1, 2005 and remain unexercised since then.   There was no activity in stock option plan during the years ended March 31, 2011 and 2010.

Share options and weighted average exercise price are as follows for the reporting periods presented:

	Number of options	Weighted average exercise price (1)
Outstanding at April 1, 2008	749,547	$1.54
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at March 31, 2009	749,547	$1.54
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at March 31, 2010	749,547	$1.54
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at March 31, 2011	749,547	$1.54

Exercisable at March 31, 2011	749,547

(1)	These options expire within two years from the date of Initial Public Offering / Qualified Public Offering and none of the options have been exercised.

The exercise price ranges from $ 0 .80 to $ 1.60 with a weighted average exercise price of $ 1.54

Liquidation

In the event of liquidation of the Company, the holders of common stock shall be entitled to receive all of the remaining assets of the Company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares held by the common stockholders.

20	COMMITMENTS AND CONTINGENCIES

a)	Capital commitment

As of March 31, 2011 and 2010, the Company had committed to spend $ 646 and $ 223 respectively under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of these purchases.

b)	Contingencies

The Company, as a result of its nature of business, is subject to penalties by customers on account of various reasons like recall, service levels etc.
There are no pending litigations against the Company. The Company, therefore, does not expect any adverse impact on its future financial position, results of operations or cash flows.

The Company may become subject to various product liability, consumer, commercial, environmental and tax litigations and claims, government investigations and other legal proceedings that may arise in future. The impact of such litigations that may arise in future is not ascertainable. The Company accrues for contingencies to the extent that the management concludes their occurrence is probable and the related liabilities are estimable.

21	RELATED PARTY TRANSACTIONS

The Company has entered into transactions with the following related parties:

a)	Jubilant Life Sciences Limited, India(formerly Jubilant Organosys Limited) (“ultimate parent Company”)
b)	Jubilant Pharma Pte Limited (“holding company” and ‘affiliate’)
c)	Jubilant Life Sciences (USA) Inc. (formerly Jubilant Organosys USA Inc.) (‘affiliate’)
d)	Jubilant Clinsys Limited, India(formerly Clinsys Clinical Research Limited) (‘affiliate’)
e)	Jubilant HollisterStier LLC (formerly Hollister Stier Laboratories LLC (‘affiliate’)
f)	Jubilant Clinsys Inc., USA (formerly Clinsys Clinical Research Inc.) (‘affiliate’)
g)	HSL Holdings Inc. (‘affiliate’)
h)	Draxis Pharma General Partnership (‘affiliate’)
i)	Jubilant Life Sciences Holdings Inc. (formerly Clinsys Holdings Inc.) (“investing company”)

Due to related parties	Amount in 000’s

Jubilant Life Sciences Ltd, India
Balance as of March 31, 2009	$74
Expenses incurred /services received	782
Balance as of March 31, 2010	856
Expenses incurred /services received	258
Balance as of March 31, 2011	$1,114

Jubilant Life Sciences (USA) Inc.
Balance as of March 31, 2009	$1,156
Purchases	2,085
Payments made/credits	(972)
Balance as of March 31, 2010	2,269
Purchases during the year	3,773
Payments made	(4,296)
Balance as of March 31, 2011	$1,746

Jubilant Clinsys Inc
Balance as of March 31, 2009	$39
Expenses incurred /services receieved	6
Balance as of March 31, 2010	45
Expenses incurred /services received	3
Payments (made)	(42)
Balance as of March 31, 2011	$6

Jubilant Clinsys Limited
Balance as of March 31, 2009	$4
Expenses incurred /services received	4
Payments made/credits	(5)
Balance as of March 31, 2010	3
Balance as of March 31, 2011	$3

Jubilant HollisterStier LLC
Balance as of March 31, 2009	$-
Balance as of March 31, 2010	-
Expenses incurred /services received	18
Payments made	(11)
Balance as of March 31, 2011	$7

HSL Holdings Inc
Balance as of March 31, 2009	$-
Loans received /interest accrued	1, 004
Balance as of March 31, 2010	1,004
Interest paid	18
Loan repaid(including interest)	1,022
Balance as of March 31, 2011	$-

Due from related parties	Amount in 000’s

Jubilant Life Sciences Ltd, India
Balance as of March 31, 2009	$1,191
Expenses incurred /services provided	51
Payments/credits received	(1,062)
Balance as of March 31, 2010	180
Expenses incurred /services provided	16
Balance as of March 31, 2011	$196

Jubilant Clinsys Inc
Balance as of March 31, 2009	$-
Balance as of March 31, 2010	-
Expenses incurred /services provided	1
Balance as of March 31, 2011	$1

Jubilant HollisterStier LLC
Opening Balance as of March 31, 2009	$-
Balance as of March 31, 2010	-
Expenses incurred /services provided	3
Payments/credits received	(3)
Balance as of March 31, 2011	$-

Draxis Pharma General Partnership
Balance as of March 31, 2009	$-
Expenses incurred /services provided	47
Payments/credits received	(35)
Balance as of March 31, 2010	12
Expenses incurred /services provided	18
Payments/credits received	(27)
Balance as of March 31, 2011	$3

The Company has the following contractual and other arrangements with Jubilant Life Sciences Limited, f/k/a Jubilant Organosys Limited (“Jubilant”) and its affiliates pursuant to which the above expenses, payments, services and loans were incurred, paid or received.

1.	Supply Agreement between Jubilant Cadista Pharmaceuticals Inc (f/k/a Trigen Laboratories Inc.).
The Supply Agreement was entered into in 2005 when Jubilant acquired a majority stake in the Company. The 2005 Supply Agreement, among other things, granted the Company the right to select and acquire ten pre-ANDA products by mutual agreement from Jubilant, five at no cost and five at a cost of $250, each, over a three year period. The Company has accrued $625 till date for the five approved ANDAs.

Pursuant to the 2005 Supply Agreement the Company must exclusively purchase mutually agreed upon API within a specified time since entering into the 2005 Supply Agreement exclusively from Jubilant or its affiliates, for the term of the 2005 Supply Agreement. The term of the 2005 Supply Agreement is determined on an API-by-API basis and commences for a period of five years on the date that the FDA approves a product containing the API.  The term for each API may be extended for an additional period of five years by mutual agreement between the parties. The price for each API must be the lowest price at which Jubilant supplies the same API to any non-affiliated customer in the United States.  If the API is not being sold to a non–affiliated customer in the United States, then the price for the API will be mutually agreed upon between the parties.

The purchases made under this agreement are for $2,085 and $3,773 from Jubilant Life Sciences (USA) Inc. for the year ended March 31, 2010 and 2011, respectively.

2.	Master Product Development Cooperation Agreement
In accordance with the Master Product Development Cooperation Agreement with Jubilant, the Company and Jubilant may agree, from time to time, that the Company provide product development and related services to Jubilant in connection with Jubilant’s development of generic pharmaceuticals.  These services could include, among other things, product scale up, preparation of exhibit batches, manufacture of product stability samples, analysis of bioavailability studies, material release testing and the preparation and filing with the FDA of the ANDA for such product.  The initial term of the Master Product Development Cooperation Agreement  was for two years; however the agreement, which is still in effect, automatically renews for additional one year terms unless either party sends notice of non-renewal thirty days prior to the then scheduled expiration date.   A product is added to the Master Product Development Cooperation Agreement by means of a project task order mutually agreed to by the parties. To date  the Company has invoiced $731 in its 2009 fiscal year  towards the development services provided under the agreement, and during its 2009 fiscal year the Company also invoiced $298 for reimbursement of out-of-pocket expenses incurred for purchasing materials to perform such services.  No services under this agreement were performed after the Company’s 2009 fiscal year; accordingly, the Company did not invoice for services or reimbursement of out-of-pocket material expenses under this agreement during the Company’s 2010 and 2011 fiscal years.

3.	Other Administrative Items
From time to time Jubilant or an affiliate may acquire software licenses or pharmaceutical data subscriptions on behalf of one or more of its affiliates, including the Company, and also may provide bio-study research and other administrative services to the Company.  Jubilant then allocates the costs of these licenses and subscriptions and the costs of the administrative services to its affiliates including the Company.  The charges for bio-study services provided to the Company are based upon the amounts that Jubilant or its affiliates might charge to a third party for providing the same services. From time to time the Company also incurs administrative expenses and costs and expenses related to capital equipment purchases and sample purchases for Jubilant or its affiliates.

4.	Loans
From time to time, affiliates of Jubilant have provided short-term funding to the Company.  During fiscal year 2009 the Company borrowed and repaid a total of $1.50 million of principal from its shareholder, Jubilant Pharma Pte. Ltd.  The Company paid $0.02 million in interest on such loan at a rate of 10% per annum.  Also during fiscal year 2009 the Company borrowed and repaid $3.9 million of principal (including $1.1 million borrowed in fiscal year 2008) from HSL Holdings Inc.  The Company paid $0.13 million in interest on such loan at a rate of 7% per annum.  During fiscal year 2010 the Company borrowed $1.0 million of principal from HSL Holdings Inc. and repaid it in December 2010.  As of March 31, 2011, the Company had paid an aggregate of $0.02 million in interest on this loan, at a rate based on the three month LIBOR rate plus 200 basis points, which resulted in an interest rate that ranged between 2.25% and 2.56% per annum.  As of March 31, 2011, there were no intercompany loan advances outstanding.

22	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Effective April 1, 2008, the Company adopted the provisions for fair value accounting for financial assets and financial liabilities. This did not have a material impact on the Company’s financial position, results of operations and cash flows. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad categories.

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves. Level 3: Inputs are unobservable data points that are not corroborated by market data.

23	SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to the filing date of these financial statements.

EXHIBIT INDEX

3.1*	Amended and Restated Articles of Incorporation of Cadista Holdings Inc. (formerly know as DAS Laboratories, Inc., Trinity Laboratories, Inc., and Trigen Laboratories, Inc.) (“CHI”) dated June 29, 2005

3.2*	Amendment to the Articles of Incorporation of CHI dated December 22, 2005

3.3*	Amendment to the Articles of Incorporation of CHI dated January 19, 2007

3.4*	Bylaws of CHI

10.1*
Employment Agreement dated April 2, 2009 between Jubilant Cadista Pharmaceuticals Inc. (formerly known as Cadista Pharmaceuticals Inc., Jubilant Pharmaceuticals, Inc. and Trigen Laboratories, Inc.) (“JCPI”) and Scott Delaney

10.2*	Offer letter executed November 28, 2006 from JCPI to, and accepted by, Ward Barney

10.3*	Offer letter executed March 7, 2006 from JCPI to, and accepted by, Kamal Mandan

10.4*	Credit Agreement made as of September 27, 2006 between JCPI, State Bank of India, New York Branch, and Bank of Baroda

10.5*	Form of Revolving Promissory Note of JCPI made to State Bank of India, New York Branch dated September 22, 2006

10.6*	Form of Term Note of JCPI made to Bank of Baroda dated September 22, 2006

10.7*	Form of Term Note of JCPI made to State Bank of India, New York Branch dated September 22, 2006

10.8*	Unconditional Guaranty of Payment by Jubilant Pharma Pte. Ltd. executed September 20, 2006 for benefit of State Bank of India, New York Branch

10.9*	Unconditional Guaranty of Payment by Jubilant Pharma Pte. Ltd. executed September 20, 2006 for benefit of Bank of Baroda

10.10*	Unconditional Guaranty of Payment by CHI made to Bank of Baroda executed September 22, 2006

10.11*	Unconditional Guaranty of Payment by CHI made to State Bank of India, New York Branch executed September 22, 2006

10.12*	Pledge Agreement among Jubilant Pharma Pte. Ltd., State Bank of India, New York Branch, Bank of Baroda, JCPI and CHI dated September 22, 2006

10.13*	Pledge Agreement dated September 22, 2006 among CHI, State Bank of India, New York Branch, Bank of Baroda and JCPI

10.14*	Security Agreement dated September 22, 2006 between JCPI and State Bank of India, New York Branch

10.15*	Security Agreement dated September 22, 2006 between JCPI and State Bank of India, New York Branch and Bank of Baroda

10.16*	Subordination Agreement dated September 22, 2006 between JCPI, CHI and Jubilant Pharma Pte. Ltd.

10.17*	Amendment to Credit Documentation Dared September 25, 2007 between JCPI, State Bank of India, New York Branch, Bank of Baroda and CHI.

10.18*	Pledge Modification Agreement dated September 25, 2007 among Jubilant Pharma Pte. Ltd., State Bank of India, New York Branch, Bank of Baroda, JCPI and CHI

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10.19*	Credit Modification Agreement dated February 24, 2010 between JCPI, State Bank of India, New York Branch, Bank of Baroda, CHI, and Jubilant Pharma Pte. Ltd.

10.20*	Pledge Modification Agreement dated February 24, 2010 among State Bank of India, New York Branch, Bank of Baroda, JCPI and CHI

10.21*	Second Pledge Modification Agreement dated February 24, 2010 among Jubilant Pharma Pte. Ltd., State Bank of India, New York Branch, Bank of Baroda, JCPI and CHI

10.22*	Revolving Credit Demand Promissory Note of JCPI to State Bank of India, New York Branch

10.23*	Subordination Agreement dated February 24, 2010 among JCPI, CHI and Jubilant Pharma Pte. Ltd.

10.24*	Unconditional Continuing Guaranty of Payment dated February 24, 2010 of CHI made to State Bank of India, New York Branch

10.25*	Letter of Comfort of April 21, 2011 from State Bank of India, New Delhi Branch to State Bank of India, New York Branch

10.26*	Master Product Development Cooperation Agreement dated as of August 14, 2008 between Jubilant Life Sciences Ltd. (formerly known as Jubilant Organosys Ltd.) (“Jubilant”) and JCPI

10.27*	Supply Agreement dated June 30, 2005 between Jubilant and JCPI

10.28**	Master Supply Agreement dated as of May 27, 2011 between Jubilant and JCPI (confidential treatment has been requested for portions of this Exhibit).

10.29**	Toll Manufacturing Conversion Agreement dated as of May 27, between Jubilant and JCPI (confidential treatment has been requested for portions of this Exhibit).

10.30*	Lease Agreement dated November 1, 2005 between JCPI and G&I 1155 Business Center Fe LLC (as successor to Brandywine Operating Grand C, L.P.) (“G&I”) re: Horsham, Pennsylvania offices

10.31*	First Amendment dated May 1, 2008 to Lease Agreement dated November 1, 2005 between JCPI and G&I

10.32*	Fiscal Year 2011 Bonus Plan

16*	Letter from KPMG re: Change in Certifying Accountants

21*	Subsidiaries of CHI

*	Previously filed
**	Filed herewith

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